

13035742



EXECUTE SUCCESS™

Jaime Galvan
Senior Attorney
Legal Division
Phone: 312-786-7058
Fax: 312-786-7919
galvanj@cboe.com

June 25, 2013

Via Federal Express Overnight

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F. Street N.E.
Washington DC 20549

Re: Form 1 – Annual Amendment to Application for Registration as a National Securities Exchange

Dear Mr. Grobbel:

Pursuant to Securities Exchange Act Rule 6a-2, enclosed is the original and two copies of the Annual Amendment to Application for Registration as a National Securities Exchange, Form 1, of Chicago Board Options Exchange, Incorporated.

Sincerely,



Jaime Galvan

cc: Joanne Moffic-Silver

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Chicago Board Options Exchange, Incorporated
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   400 South LaSalle Street, Chicago, Illinois 60605
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   312.786.5600 (Telephone) 312.786.7407 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jaime Galvan (Name) Senior Attorney (Title) 312.786.7058 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Joanne Moffic-Silver, E.V.P., General Counsel & Corporate Secretary
   400 South LaSalle Street,
   Chicago, Illinois 60605
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/08/72 (b) State/Country of formation: Delaware/United States

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/21/13 (MM/DD/YY) Chicago Board Options Exchange, Incorporated (Name of applicant)

By: [signature] (Signature) Edward Provost, President (Printed Name and Title)

Subscribed and sworn before me this 24th day of June (Month), 2013 (Year) by [signature] (Notary Public)

My Commission expires 03/19/17 County of Cook State of

OFFICIAL SEAL
NANCY L KULIKOWSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/19/17

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBIT A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

The Certificate of Incorporation, Bylaws, and Rules of Chicago Board Options Exchange Incorporated ("CBOE Documents") are available continuously on the CBOE website at www.cboe.com/legal. CBOE certifies that the information available at such location is accurate as of its date.

The CBOE Documents are also published by legal publishers, including Wolters Kluwer Financial Services, Inc., in the CBOE Constitution and Rules Guide ("CBOE Guide"). CBOE certifies that the information contained in the CBOE Guide, as updated on a monthly basis, is accurate to the best of CBOE's information and belief.

Subscriptions to the CBOE Guide may be ordered from Wolters Kluwer Financial Services, Inc, 6815 Saukview Drive, St. Cloud, Minnesota 56303 ((320) 251-3060), or at www.wolterskluwerfs.com.

EXHIBIT B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the exchange in respect of any of the provisions of the constitution, by-laws, rules or trading practices of the exchange which are not included in Exhibit A.

All notices or memoranda explaining Exchange rules or interpretations and policies; trading conduct, procedures or activities; filing requirements; Exchange fees or fines; or any other matter relating to the privileges or obligations of Trading Permit Holders are designated Regulatory Circulars and published by the Exchange in the *Regulatory Bulletin*, which is published on a weekly basis with the *Exchange Bulletin*. The *Exchange Bulletin* and *Regulatory Bulletin* are available on the CBOE website at http://www.cboe.com/aboutCBOE/legal/Bulletins/default.aspx. Regulatory Circulars are also available on the CBOE website at www.cboe.com/legal. CBOE certifies that the information available at such locations is accurate as of its date.

CBOE certifies that all CBOE Regulatory Circulars are maintained by CBOE and are available to the Commission and the public upon request.

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of any electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of the organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of the nature and extent of affiliation.**
5. **Brief description of its business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Table of Subsidiaries and Affiliates of Chicago Board Options Exchange, Incorporated ("CBOE")

1. CBOE Holdings, Inc.
2. C2 Options Exchange, Incorporated
3. CBOE Futures Exchange, LLC
4. CBOE Stock Exchange, LLC
5. Chicago Options Exchange Building Corporation
6. CBOE, LLC
7. DerivaTech Corporation
8. Market Data Express, LLC
9. National Stock Exchange, Inc.
10. OneChicago, LLC
11. Options Price Reporting Authority, LLC
12. Signal Trading Systems, LLC
13. The Options Clearing Corporation
14. The Options Exchange, Incorporated

CBOE Execution Services, LLC, a previously wholly-owned subsidiary of CBOE Holdings, Inc., was dissolved on December 19, 2012.

CBOE certifies that the information required in this Exhibit C is kept up to date and is available to the Commission and the public upon request, except that:

(i) Pursuant to Securities Exchange Act Rule 6a-2, C2 Options Exchange, Incorporated and National Stock Exchange, Inc. are required to submit this information directly to the Commission.

(ii) Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit this information directly to the Commission.

(ii) Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this information directly to the Commission.

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to such other Commission rule, may be included in lieu of the financial statements required here.

Table of Documents Attached Hereto

1. Chicago Board Options Exchange, Incorporated / CBOE, LLC/ C2 Options Exchange, Incorporated/ CBOE Holdings, Inc./ CBOE Futures Exchange, LLC/ Market Data Express, LLC/ Chicago Options Exchange Building Corporation/ unconsolidated financial statements for fiscal year ended December 31, 2012.

2. CBOE Stock Exchange, LLC financial statements for the year ended December 31, 2012.

3. Signal Trading Systems, LLC financial statements for the year ended December 31, 2012.

4. Options Price Reporting Authority, LLC financial statements for the year ended December 31, 2012.

5. DerivaTech Corporation financial statements for the year ended December 31, 2012.

CBOE Execution Services, LLC, a previously wholly-owned subsidiary of CBOE Holdings, Inc., was dissolved on December 19, 2012.

Pursuant to Securities Exchange Act Rule 6a-2, National Stock Exchange, Inc. is required to submit annual financial statements directly to the Commission

Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit annual financial statements directly to the Commission.

Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit annual financial statements directly to the Commission.

The Options Exchange, Incorporated is inactive and no part of the capital has been paid. A financial statement is not available.

UNCONSOLIDATED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE AND RELATED ENTITIES INCOME STATEMENTS

Year Ended December 31, 2012 ($$ in thousands)	CBOE	CBOE, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE HOLDINGS, INC.	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC	COMBINED	CONSOLIDATED ENTRIES	CONSOLIDATED
Operating Revenues:										
Transaction fees	$ 317,489		$ 3,197		$ 37,500			$ 358,186	$ (1,040)	$ 357,146
Access fees	61,197		2,873					64,070		64,070
Exchange services and other fees	28,795		2,566		8			31,368		31,368
Market data fees	(0)		1,201	77	914	22,169		24,360		24,360
Regulatory fees	19,296		1,699					20,995		20,995
Other	14,090		56		254		17,729	32,128	(17,729)	14,399
Total Operating Revenues	440,865	0	11,592	77	38,676	22,169	17,729	531,107	(18,769)	512,338
Operating Expenses:										
Employee costs	83,243		4,782	12,678	833	386	2,273	104,196		104,196
Depreciation and amortization	24,235		5,917				1,333	31,485		31,485
Data processing	14,158		4,980		378	87		19,603		19,603
Outside services	27,883		1,741	1,537	1,279	210	3,650	36,300		36,300
Royalty fees	43,713		177		115	2,131		46,135		46,135
Trading volume incentives	7,431		(116)					7,315	(1,040)	6,275
Travel and promotional expenses	8,864		481	75	555	26	6	10,006		10,006
Facilities costs	18,604		0				4,191	22,795	(17,729)	5,066
Other expense	8,468		391	124	167	8	16	9,175		9,175
Total Operating Expenses	236,599	0	18,353	14,413	3,326	2,848	11,470	287,010	(18,769)	268,241
Operating Income/(Loss)	204,266	0	(6,761)	(14,337)	35,350	19,320	6,259	244,097	0	244,097
Other Income/(Expense)										
Investment Income	146		3					149		149
Net loss from investment in affiliates	(1,695)							(1,695)		(1,695)
Interest and other borrowing costs	0							0		
Total Other Income/(Expense)	(1,549)	0	3	0	0	0	0	(1,546)	0	(1,546)
Tax Provision	84,950			206				85,156		85,156
Total Tax Provision	84,950	0	0	206	0	0	0	85,156	0	85,156
Net Income/(Loss)	117,767	0	(6,758)	(14,543)	35,350	19,320	6,259	157,395	0	157,395
Retained Earnings/(Deficit) at 12-31-11	120,226	(15,685)	(34,671)	7,624	0	0	154,627	232,120	0	232,120
Dividends Declared/Paid	(114,025)							(114,025)		(114,025)
Consolidating Entry of Net Income/(Loss)	54,670				(35,350)	(19,320)		0		0
Retained Earnings/(Deficit) at 12-31-12	$ 178,638	$ (15,685)	$ (41,430)	$ (6,919)	$ -	$ -	$ 160,886	$ 275,490	$ -	$ 275,490

UNCONSOLIDATED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE AND RELATED ENTITIES BALANCE SHEETS AS OF DECEMBER 31, 2012

($$ IN THOUSANDS)	CBOE	CBOE, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE HOLDINGS, INC.	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC	COMBINED	CONSOLIDATED ENTRIES	CONSOLIDATED
Assets										
Cash and cash equivalents	$ 132,213		176	$ 351	$ 2,800		$ 56	$ 135,597	$ -	$ 135,597
Accounts receivable - net allowances of $340	44,233		1,433					45,666		45,666
Marketing fee receivable	5,216							5,216		5,216
Income taxes receivable	11,356		359	2				11,717		11,717
Other prepaid expenses	3,490		653	3				4,146		4,146
Other current assets	567							567		567
Intercompany Receivable	65,501		54	6,428			139,819	211,802	(211,802)	0
Total Current Assets	262,576	0	2,675	6,785	2,800	0	139,875	414,711	(211,802)	202,909
Investment in Affiliates	11,770			24,666				36,436	(22,166)	14,270
Investment in COEBC	1							1	(1)	0
Land	0						4,914	4,914		4,914
Property and Equipment:										
Construction in progress	89							89		89
Building	0						62,442	62,442		62,442
Leasehold improvements	(0)		18				721	739		739
Furniture and equipment	242,297		19,797				322	262,416		262,416
Total	242,386	0	19,815	0	0	0	63,485	325,686	0	325,686
Less accumulated depreciation and amortization	(196,574)	0	(7,681)	0	0	0	(47,387)	(251,642)		(251,642)
Total Property and Equipment - Net	45,812	0	12,134	0	0	0	16,098	74,044		74,044
Other Assets:										
Software development work in progress	4,146		224					4,370		4,370
Data Proc. Software and other assets (less accum. amortizatio	31,060		6,224					37,284		37,284
Prepaid Expenses - LT - Hardware/Software	20		3					23		23
Prepaid Expenses - LT - Other	45							45		45
Notes Receivable - Long-Term	0		1,000					1,000		1,000
Total Other Assets - Net	35,271	0	7,450	0	0	0	0	42,721	0	42,721
Total Assets	$ 355,430	$ -	$ 22,259	$ 31,450	$ 2,800	$ -	$ 160,887	$ 572,826	$ (233,968)	$ 338,858
Liabilities and Members' Equity										
Current Liabilities:										
Accounts payable and accrued expenses	$ 28,371	$ 15,685	$ 876	$ 216				$ 45,148	$ -	$ 45,148
Marketing fee payable	5,808							5,808		5,808
Deferred revenue	1,084							1,084		1,084

UNCONSOLIDATED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE AND RELATED ENTITIES INCOME STATEMENTS

Year Ended December 31, 2012
($$ in thousands)

	CBOE	CBOE, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE HOLDINGS, INC.	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC	COMBINED	CONSOLIDATED ENTRIES	CONSOLIDATED
Post-retirement medical benefits	110							110		110
Income taxes payable	0							0		0
Intercompany payable	146,247		62,701	54	2,800			211,802	(211,802)	0
Total Current Liabilities	181,620	15,685	63,577	270	2,800	0	0	263,952	(211,802)	52,150
Long-term Liabilities:										
Post-retirement medical benefits	1,794							1,794		1,794
Income taxes payable	20,857							20,857		20,857
Other long-term liabilities	3,833		113					3,946		3,946
Deferred income taxes	20,989							20,989		20,989
Total Long-term Liabilities	47,473	0	113	0	0	0	0	47,586	0	47,586
Total Liabilities	229,093	15,685	63,689	270	2,800	0	0	311,538	(211,802)	99,736
Stockholders' Equity:										
Unrestricted common stock, $0.01 par value	0			913				913		913
Additional paid-in-capital	22,166			67,812			1	89,979	(22,167)	67,812
Retained earnings/(deficit)	105,064	(15,685)	(41,430)	66,656	0	0	160,886	275,491		275,491
Treasury stock at cost	(0)			(104,201)				(104,201)		(104,201)
Accumulated other comprehensive loss	(893)							(893)		(893)
Total Stockholders' Equity	126,336	(15,685)	(41,430)	31,180	0	0	160,887	261,289	(22,167)	239,122
Total Liabilities & Members' Equity	$ 355,430	$ -	$ 22,259	$ 31,450	$ 2,800	$ -	$ 160,887	$ 572,826	$ (233,968)	$ 338,858

CBOE Stock Exchange, LLC
Balance Sheets
12/31/2012

	(unaudited)	(unaudited)		(unaudited)
	CBSX Balance at 12/31/2012	**NSX Balance at 12/31/2012**	**Intercompany Eliminations**	**Consolidated**
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$13,982,005	$1,753,515		$15,735,520
Short-Term Investments	0	358,668		358,668
Interest Income Receivable	1,054	1,147		2,201
Accounts Receivable	2,406,283	3,253,804		5,660,087
Due from NSX	16,775	0	(16,775)	0
Prepaid Expenses	112,232	863,540		975,771
Total	16,518,348	6,230,674	(16,775)	22,732,247
Long-Term Assets				
Long-Term Receivables	4,000	0		4,000
Long-Term Prepaid Expenses	0	779,607		779,607
Total Long-Term Assets	4,000	779,607	0	783,607
Property & Equipment:				
Furniture & Equipment	4,607,680	7,615,705		12,223,385
Leasehold Improvements	0	1,023,175		1,023,175
Accumulated Depreciation & Amortization	(3,507,545)	(5,504,455)		(9,011,999)
Net Property & Equipment	1,100,135	3,134,425	0	4,234,560
Other Assets:				
Data Processing Software & Other	1,562,948	8,135,719		9,698,667
Accumulated Amortization	(1,322,681)	(8,026,729)		(9,349,410)
Intangible Assets - CBOE contribution	6,878,058	0		6,878,058
Artwork	0	104,237		104,237
Deposits	0	95,000		95,000
Investment in National Stock Exchange	4,205,024	0	(4,205,024)	0
Investment in DTCC	2,355	0		2,355
Net Other Assets	11,325,704	308,227	(4,205,024)	7,428,907
TOTAL ASSETS	**$28,948,187**	**$10,452,934**	**($4,221,799)**	**$35,179,322**
LIABILITIES				
Current Liabilities:				
Accounts Payable & Accrued Expenses	$129,787	1,483,317		$1,613,103
Accrued Salaries/Wages/Payroll Taxes/Benefits	54,938	443,276		498,214
Payables/reimbursements to CBOE	454,120	0		454,120
SEC Fees Payable	1,648,834	1,103,434		2,752,268
Due to CBSX	0	16,775	(16,775)	0
Unearned Income	0	48,500		48,500
Rebates Payable - Transaction Fees	738,361	941,341		1,679,702
Rebates Payable - Tape Revenue	0	246,530		246,530
Total Current Liabilities	3,026,039	4,283,174	(16,775)	7,292,438
Long-Term Liabilities:				
Lease Payments Payable - Long-Term	$0	$1,887,905		$1,887,905
Total Long-Term Liabilities	0	1,887,905	0	1,887,905
SHAREHOLDERS' EQUITY:				
Shareholders' Equity	$50,429,658	$28,102,236	($4,205,024)	$74,326,869

Accumulated Other Comprehensive Income	0	10,884		10,884
Retained Earnings (Deficit)	(24,507,509)	(23,831,265)		(48,338,774)
Total	25,922,148	4,281,855	(4,205,024)	25,998,980
TOTAL LIABILITIES & SHARHOLDERS' EQUITY	**$28,948,187**	**$10,452,934**	**($4,221,799)**	**$35,179,322**
WORKING CAPITAL	**$13,492,309**	**$1,947,501**	**$0**	**$15,439,810**

CBOE Stock Exchange, LLC
Consolidated Profit and Loss
December 2012

Revenue:

Net Transaction Fees
Market Data Revenue
Application Fees
Other Revenue

Total Revenue

Expenses:

Employee Costs
Outside Services
Phone/Data/Systems
Occupancy Costs
Trading Operations Charges
T&E/Promotional/Other
Depreciation/Amortization

Total Operating Expenses

Operating Income/(Loss)

Other Investment Income/(Loss)

Income/(Loss) Before Income Taxes

Provision for Income Taxes

Net Income/(Loss)

EBIDTA

Year To Date				
CBSX	NSX	Total	Intercompany Eliminations	Consolidated
$633,748	$6,355,270	$6,989,018	($21,413)	$6,967,605
3,108,735	5,411,448	8,520,184		8,520,184
140,275	0	140,275	(5,000)	135,275
2,333,305	1,342,960	3,676,265		3,676,265
6,216,063	**13,109,678**	**19,325,742**	**(26,413)**	**19,299,329**
$1,726,571	$7,458,011	$9,184,582		$9,184,582
2,361,093	1,147,671	3,508,764		3,508,764
368,441	3,316,468	3,684,909		3,684,909
0	2,806,146	2,806,146		2,806,146
244,104	220,661	464,765	(21,413)	443,352
85,905	888,380	974,285	(5,000)	969,285
952,794	1,376,716	2,329,510		2,329,510
$5,738,908	**$17,214,052**	**$22,952,960**	**($26,413)**	**$22,926,547**
$477,155	**($4,104,374)**	**($3,627,218)**		**($3,627,218)**
$16,330	($147,433)	($131,103)		($131,103)
$493,485	**($4,251,806)**	**($3,758,321)**	**$0**	**($3,758,321)**
$0	$1,875	$1,875		$1,875
$493,485	**($4,253,681)**	**($3,760,196)**		**($3,760,196)**
$1,429,950	($2,727,658)	($1,297,708)	$0	($1,297,708)

SIGNAL TRADING SYSTEMS, LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	December 31 2012	December 31 2011
ASSETS		
CURRENT ASSETS:		
Accounts receivable--Due from CBOE	$ 44,684	$ 203,676
Total current assets	44,684	203,676
PROPERTY AND EQUIPMENT:		
Equipment	229,770	229,770
Less accumulated depreciation	(118,715)	(72,761)
Total property and equipment	111,056	157,009
OTHER ASSETS:		
Data processing software (less accumulated amortization in 2012-$38,638: 2011 — $33,369)	50,931	72,006
Organizational costs (less accumulated amortization in 2012-$284,167: 2011 — $245,417)	(0)	64,583
Intangible asset	23,000,000	23,000,000
Total other assets	23,050,931	23,136,589
TOTAL	$ 23,206,671	$ 23,497,274
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable--Due FlexTrade	$ 423,306	$ 784,616
Total current liabilities	423,306	784,616
MEMBERS' EQUITY:		
FlexTrade Systems Inc.	16,437,738	14,776,729
Chicago Board Options Exchange, Incorporated	16,437,738	14,776,729
Retained deficit	(10,092,111)	(6,840,799)
Total members' equity	22,783,365	22,712,659
TOTAL	$ 23,206,671	$ 23,497,275

SIGNAL TRADING SYSTEMS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

	2012
REVENUES:	
Transaction fees	$780,857
Workstation rental	245,350
Total revenues	1,026,207
EXPENSES:	
Employee costs	1,940,628
Data processing	2,143,941
Outside services	4,172
Depreciation and amortization	131,612
Travel and promotional expenses	37,455
Other	19,710
Total expenses	4,277,518
NET LOSS	($3,251,311)

See notes to financial statements.

SIGNAL TRADING SYSTEMS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($3,251,311)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation and amortization	131,612
Changes in assets and liabilities:	
Accounts receivable--Due from CBOE	158,992
Accounts payable --Due FlexTrade	(361,310)
Net cash used in operating activities	(3,322,017)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES — Partner capital contributions	3,322,017
NET DECREASE IN CASH AND CASH EQUIVALENTS	(0)
CASH AND CASH EQUIVALENTS — Beginning of year	-
CASH AND CASH EQUIVALENTS — End of year	($0)

SIGNAL TRADING SYSTEMS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	2012
BALANCE — December 31, 2011	$22,712,659
Capital contributions	3,322,017
Net loss	(3,251,311)
Total members' equity — December 31, 2012	$22,783,365

See notes to financial statements.

ALLOCATION OF OPRA PROCEEDS
FOURTH QUARTER 2012

REVENUE	$16,662,578
EXPENSES	
SIAC	$1,293,600
FIXED FEE	$653,750
EXTRA-ORDINARY EXPENSES	$22,683
SIAC DEVELOPMENT	$298,420
BAD DEBT	$48,956
ISCA ALLOCATION	($1,067,409)
TOTAL	$1,250,000
NET REVENUE	$15,412,578

BREAKDOWN BY EXCHANGE

EXCHANGE	OPTIONS TRADES	% OF TRADES	Net Revenue Prior to ISCA & MIAX PF	MIAX Participation Fee	Net Revenue Prior to ISCA allocation
AMEX	10,142,095	15.77%	$2,431,232	$203,008	$2,634,240
BATS	4,137,048	6.43%	$991,720	$82,809	$1,074,529
BOX	2,514,645	3.91%	$602,803	$50,334	$653,137
C2	1,238,699	1.93%	$296,937	$24,794	$321,731
CBOE	11,993,878	18.65%	$2,875,136	$240,074	$3,115,210
ISE	9,308,305	14.48%	$2,231,358	$186,319	$2,417,677
MIAX	2,627	0.00%	$630	$0	$630
NASDAQ	6,631,083	10.31%	$1,589,583	$132,730	$1,722,313
NASDAQ OMXBX	736,038	1.14%	$176,441	$14,733	$191,174
NYSE	8,089,103	12.58%	$1,939,095	$161,915	$2,101,010
PHLX	9,501,387	14.78%	$2,277,643	$190,184	$2,467,827
	64,294,908	100.00%	$15,412,578	$1,286,900	$16,699,478

OPTIONS PRICE REPORTING AUTHORITY

BALANCE SHEET
DECEMBER 31, 2012 AND DECEMBER 31,2011

ASSETS	12/31/12	12/31/11
CASH	$750,266	$1,266,234
INVESTMENTS	14,000,000	13,000,000
ACCOUNTS RECEIVABLE LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS 12/31/11 $360,191 12/31/12 $396,957	3,372,447	2,355,392
PREPAID ASSET	0	0
COMPUTER EQUIPMENT	69,568	69,568
LESS DEPRECIATION	(68,208)	(65,974)
TOTAL ASSETS	$18,124,073	$16,625,220

LIABILITIES AND PARTICIPANTS' EQUITY		
ACCRUED EXPENSES	1,850,950	715,785
ACCOUNTS PAYABLE	0	1,248
NEW YORK TAXES PAYABLE	(51,161)	77,142
NEW PARTICIPANTS DEPOSIT	250,000	0
DUE TO PARTICIPANTS	442,215	366,515
ISCA ALLOCATION	(1,067,409)	(499,109)
DISTRIBUTIONS PAYABLE FCO'S	0	0
DISTRIBUTIONS PAYABLE	16,699,478	15,963,639
TOTAL LIABILITIES	$18,124,073	$16,625,220

OPTIONS PRICE REPORTING AUTHORITY
INCOME SUMMARY
FOR THE QUARTER ENDING DECEMBER 31,2012 AND YTD

	ACTUAL	CURRENT BUDGET	VARIANCE	YTD ACTUAL	YTD BUDGET	YTD VARIANCE	ANNUAL BUDGET
REVENUE							
COMMUNICATION REVENUE	$11,994,589	$12,596,250	($601,661)	$48,065,632	$50,385,000	($2,319,368)	$50,385,000
DIRECT ACCESS	$776,810	$774,000	$2,810	$3,122,190	$3,096,000	26,190	3,096,000
INDIRECT ACCESS	$347,400	$421,200	($73,800)	$1,438,200	$1,684,800	(246,600)	1,684,800
NON-PROFESSIONAL REVENUE	$3,541,493	$3,412,500	$128,993	$14,211,765	$13,650,000	561,765	13,650,000
PARTICIPATION FEE	$1,286,900	$0	$1,286,900	$2,661,900	$0	2,661,900	0
INTEREST INCOME	$2,286	$2,250	$36	$11,678	$9,000	2,678	9,000
TOTAL REVENUE	$17,949,478	$17,206,200	$743,278	$69,511,365	$68,824,800	$686,565	$68,824,800
EXPENSES							
FIXED FEE	$653,750	$653,750	$0	$2,615,000	$2,615,000	$0	$2,615,000
SIAC PROCESSING	$1,293,600	$1,248,600	(45,000)	$4,949,400	$4,994,400	45,000	$4,994,400
SIAC DEVELOPMENT	$298,420	$68,750	(229,670)	$383,146	$275,000	(108,146)	$275,000
Bad Debt	$48,956	$0	(48,956)	$123,956	$0	(123,956)	$0
LEGAL FEES	$22,683	$0	(22,683)	$72,865	$0	(72,865)	$0
TOTAL EXPENSE	$2,317,409	$1,971,100	($346,309)	$8,144,368	$7,884,400	($259,968)	$7,884,400
NET REVENUE	$15,632,068	$15,235,100	$396,968	$61,366,997	$60,940,400	$426,597	$60,940,400
ISCA Allocation	($1,067,409)						

DerivaTech Corporation
Balance Sheet
As of December 31, 2012

Assets:	
Investment in IXPI Holdings, LLC	$ 2,500,000
Total Assets	$ 2,500,000
Equity	$ 2,500,000

Form 1, 2013 Amendment
Chicago Board Options Exchange, Incorporated
June 25, 2013

EXHIBIT F

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Table of Attached Forms

In the interest of clarity and efficiency, CBOE is resubmitting this Exhibit F. Amended forms are identified below with an asterisk (*) and new forms are identified below with a double asterisk (**). The Exchange notes that copies of these forms are available on the CBOE Website at: https://www.cboe.org/members/generalinfo/memberforms.aspx.

1. Individual Application*
2. Application for Trading Permit Holder (TPH) Organization*
3. Inactive Nominee Status (Parking Space) Application/Termination
4. Application for a Trading Permit Holder (TPH) Organization to Qualify to Transact Business with the Public
5. Application for a TPH Organization to Qualify to Conduct Business as an Order Service Firm
6. Flexible Exchange (FLEX) Options Trader Application for Qualified Market Maker, Floor Broker or Order Entry Firm
7. Application of Nominee to Act as Independent Market-Maker or Independent Floor Broker
8. Application to Change Clearing Trading Permit Holders
9. Form BD: Uniform Application for Broker-Dealer Registration
10. Form BDW: Uniform Request for Broker-Dealer Withdrawal
11. Order Service Firm Letter of Guarantee
12. Market-Maker Letter of Guarantee/Floor Broker Letter of Clearing Authorization
13. Nominee Authorization, Guarantee and Certification
14. Financial Statement
15. Form U4
16. Individual Consent to Jurisdiction
17. Notification of Change in Nominee Status
18. Change of Address
19. Single Entity Broker Dealer Joint Account Activation/Termination

20. Organization Consent to Jurisdiction
21. Multiple Broker Dealers Joint Account Activation/Termination
22. Authorization for Preferred Market-Maker Designation
23. Clearing Trading Permit Holder Connectivity Guarantee for Login Access
24. Sponsored User Program Materials
25. CFLEX Login Request Form
26. CFLEX Web Access Request Form
27. Nominee/TPH Organization Acronym/Login Activation/Termination*
28. C1 Trading Permit & Bandwidth Packets – Additions/Removals*
29. Trading Permit Holder Electronic Stock-Option Execution Registration Form**


CBOE

EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

INDIVIDUAL APPLICATION

The appropriate fees and paperwork must accompany this application.

ALL APPLICATION FEES ARE NON-REFUNDABLE

1. Name ______________________________ Social Security # ____________

2. Are you legally authorized to work in the United States? ☐ Yes ☐ No Date of Birth ____________
(Please provide a copy of documentation evidencing your authorization to work in the United States. This may include a copy of an unexpired or expired U.S. passport, or copies of a driver's license along with either a U.S. Social Security Card or a U.S. birth certificate, or other eligible documents listed on Form I-9, Employment Eligibility Verification, provided by the Department of Homeland Security.)

3. Business E-mail Address ______________________________

4. Business Address ______________________________
City____________ State/Province ________ Zip/Mail Code ______ Country______

5. Home Address______________________________
City____________ State/Province ________ Zip/Mail Code ______ Country______

6. Telephone: Business ____________ Home ____________ Mobile ____________

7. Please forward all correspondence to my: ☐ E-mail Address ☐ Business Address

8. Type of application: ☐ Individual (Sole Proprietor) ☐ Nominee

9. If applicable, name of TPH organization for which you will be a Nominee:
____

10. Capacity in which you intend to act as a Trading Permit Holder:
☐ Market Maker ☐ Floor Broker
☐ Proprietary Trading Permit Holder ☐ No Trading Function

11. CBOE Clearing Trading Permit Holder issuing Market Maker Letter of Guarantee, Floor Broker Authorization or Connectivity Guarantee for Login Access:
Name: ______________________________ OCC # ______

12. Are you currently, or have you ever been, the subject of a legal proceeding? Please identify and describe all such legal proceedings whether or not they are or were related to your activities in the securities industry. For the purposes of this question, the term "legal proceeding" is intended to be construed broadly and would be deemed to include, but not be limited to, if you are or have been a party in a lawsuit or arbitration proceeding, if you are or have been the subject of a proceeding initiated by a government agency or as a result of a customer complaint, if you are or have been the subject of a criminal proceeding (including, but not limited to, any proceeding in which you were charged with, convicted of, or pled guilty or no contest to any misdemeanor, felony or other crime). ___ If yes, describe______________________________
____

13. Are you currently, or have you ever been, the subject of an investigation conducted by, or on behalf of, any securities exchange, self-regulatory organization ("SRO") under the Securities Exchange Act of 1934, any futures contract market, exchange or self-regulatory organization (hereinafter collectively referred to as "securities or futures SRO"), or any federal or state securities or futures regulatory agency or commission regarding your activities? ___ If yes, describe ____

____

14. Are you currently, or have you been, a party in a disciplinary proceeding conducted by, or on behalf of, any securities or futures SRO, or any federal or state securities or futures regulatory agency or commission regarding your activity? ___ If yes, describe ____

____

15. Have you ever been sanctioned by any securities or futures SRO or any federal or state securities or futures regulatory agency or commission, including, but not limited to the following? ___ If yes, please check the appropriate box and describe ____

____

☐ Censure ☐ Fine ☐ Suspension ☐ Bar

16. Are you a member of any national securities exchange, national securities association, or commodities exchange? ___ If yes, identify ____

____

CONSENT TO JURISDICTION

I hereby agree to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all my former employers and other persons to furnish to CBOE, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history, and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

I authorize CBOE to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information it may have concerning me, and I hereby release CBOE from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to CBOE and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act CBOE may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission's "Summary of Your Rights under the Fair Credit Reporting Act" is available at http://www.ftc.gov/bcp/edu/pubs/consumer/credit/cre35.pdf

I recognize that the statements in the application materials I furnish to CBOE may be verified by investigation, and hereby declare that they are true, complete and accurate.

Signature of Applicant ______________________________________ Date ______________



EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

APPLICATION FOR TRADING PERMIT HOLDER (TPH) ORGANIZATION

The appropriate fees and paperwork must accompany this application.
ALL APPLICATION FEES ARE NON-REFUNDABLE

1. Name: ________________________________ Tax ID #: _____ - ____________

   ☐ Corporation (State of incorporation______________) ☐ Partnership (State of registration______________)

   ☐ Limited Liability Company (LLC) (State of registration______________)

   (Current articles of incorporation and bylaws, partnership agreement and registration certificate, or LLC operating agreement and registration certificate must be submitted with this application.)

2. E-mail Address: ________________________________ Phone: ______________

3. Mailing Address: ________________________________

   City: ______________ State/Province: ______________ Zip/Mail Code: ______________

4. CBOE Clearing Trading Permit Holder issuing the guarantee for the organization's activity on CBOE:

   Name: ________________________________ OCC #: ______________

5. Capacity in which you intend to act as a TPH organization (check at least one):

   ☐ Market Maker ☐ Floor Broker ☐ Proprietary Trading Permit Holder ☐ Clearing Trading Permit Holder

   ☐ *Transact Business with the Public ☐ *Order Service Firm

   * Application to qualify as such must be attached

6. Is the organization registered with the SEC, under Section 15 of the Securities Exchange Act of 1934, as a broker/dealer (BD) through the Central Registration Depository (CRD)? ☐ Yes ☐ No

   If yes, give the organization's BD # 8 - ______________ and CRD # ______________
   If no, the organization must complete Form BD and submit one copy with this application.

ORGANIZATION CONSENT TO JURISDICTION & CERTIFICATIONS

The organization hereby agrees to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to CBOE, upon its request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

The organization authorizes CBOE to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information the CBOE may have concerning the organization, and the organization hereby releases CBOE from any and all liability of whatsoever nature by reason of furnishing such information

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to CBOE and prior to any approval of the application.

The organization recognizes that the statements in the application materials furnished to CBOE may be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Authorized Signatory of the Organization: ________________________________

____
(Signature of Authorized Signatory of the Organization)

Title: ________________________________ Date:______________

April 2013



Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

INACTIVE NOMINEE STATUS (PARKING SPACE) APPLICATION/TERMINATION

Name of TPH Organization: ____________________

APPLICATION ☐

Number of Inactive Nominee Statuses (Parking Spaces) requested under CBOE Rule 3.8(e):__________
(Only include the number of additional parking spaces requested by TPH Organization and do not include in this number any parking spaces currently maintained by TPH Organization.)

TERMINATION ☐

Number of Inactive Nominee Statuses (Parking Spaces) terminated:__________

In order to terminate a parking space, TPH Organization must complete and submit this form to CBOE's Registration Services Department (unless TPH Organization's CBOE Trading Permit Status is also terminating).The termination of an individual inactive nominee does not automatically terminate a parking space maintained by TPH Organization.

TPH Organization understands that fees for a parking space will continue to be assessed until that parking space is terminated through (i) the submission to CBOE's Registration Services Department of this form for that parking space or (ii) the termination of TPH Organization's CBOE Trading Permit Status.

Name of Authorized Signatory of TPH Organization: ____________________

____
(Signature of Authorized Signatory of TPH Organization)

Title: ____________________ Date:__________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

APPLICATION FOR A TRADING PERMIT HOLDER (TPH) ORGANIZATION TO QUALIFY TO TRANSACT BUSINESS WITH THE PUBLIC

Name of TPH Organization ______________________________

Applying as: ☐ Introducing Firm and/or Clearing TPH (See back page for required supplementary documentation.)

☐ Firm conducting an executing business of orders received directly from non-broker dealers (See back page for required supplementary documentation.)

Broker/Dealer #: 8 - ______________ CRD#: ______________

Main Office Address ______________________________

City ______________ State ______________ Zip Code ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership

State the name and title of the person(s) engaged in the management of the organization's business pertaining to options and who must therefore qualify with the Exchange as Registered Options Principals:

Financial and Operations Principal (FINOP): Name ______________________________

Phone # ______________ Fax # ______________ CRD # ______________

Title ______________ E-Mail ______________

Name of Organization's Certified Public Accountant ______________________________

Address ______________________________

City ______________ State ______________ Zip Code ______________

The undersigned recognizes that the statements herein (and in every supplementary sheet attached hereto) will be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Authorized Signatory of TPH Organization ______________________________

____
(Signature of Authorized Signatory of TPH Organization)

Title ______________________________ Date ______________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

APPLICATION FOR A TPH ORGANIZATION TO QUALIFY TO CONDUCT BUSINESS AS AN ORDER SERVICE FIRM

Name of TPH Organization ____________________

Broker/Dealer #: **8 -** ____________________ CRD#: ____________________

Main Office Address ____________________

City ____________________ State ____________________ Zip Code ____________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership

Name the executive officer, LLC manager or general partner who is/will be responsible for preparation of the financial statement.

Name ____________________ Title ____________________

Phone ____________________ Fax ____________________ E-Mail ____________________

Name the executive officer, LLC manager or general partner who is/will be responsible for risk and/or error control.

Name ____________________ Title ____________________

Phone ____________________ Fax ____________________ E-Mail ____________________

List the firm(s) and contact person(s) with which the TPH Organization maintains its error account(s).

Firm ____________________ Contact Person ____________________

Phone ____________________ Fax ____________________ E-Mail ____________________

Firm ____________________ Contact Person ____________________

Phone ____________________ Fax ____________________ E-Mail ____________________

If applicable, list the clearing corporation(s) and/or depository (ies) in which the TPH Organization is either a current or pending participant.

Clearing Corporation ____________________ Depository ____________________

Clearing Corporation ____________________ Depository ____________________

The undersigned recognizes that the statements herein (and in every supplementary sheet attached hereto) will be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Authorized Signatory of TPH Organization ____________________

____
(Signature of Authorized Signatory of TPH Organization)

Title ____________________ Date ____________________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
(312) 786-7449 – Phone
(312) 786-8140 – Fax
www.cboe.org

FLEXIBLE EXCHANGE (FLEX) OPTIONS TRADER APPLICATION FOR QUALIFIED MARKET-MAKER, FLOOR BROKER OR ORDER ENTRY FIRM

The undersigned Chicago Board Options Exchange (CBOE) Trading Permit Holder hereby applies to become eligible to trade FLEX Options in the following capacity(ies):

☐ Individual FLEX Qualified Market-Maker ☐ FLEX Qualified Market-Maker Organization
☐ Individual Floor Broker ☐ Order Entry Firm

Trading Permit Holder wishes to trade the following FLEX Options:

☐ FLEX Index Options
and/or
☐ FLEX Equity Options

The undersigned Trading Permit Holder has read and understands the rules, regulations and financial obligations as stated in Chapters XXIVA and XXIVB of the CBOE Rules as they apply to FLEX Options.

Individual Trading Permit Holders (if applicable):

Individual Trading Permit Holder Name (including Nominees) ______________________ Acronym__________

____ Date __________
(Individual Trading Permit Holder Signature)

Trading Permit Holder Organizations (if applicable):

TPH Organization Name ______________________________________ Acronym__________

Name of Authorized Signatory of TPH Organization ______________________________________

____
(Signature of Authorized Signatory of TPH Organization)

Title____ Date__________

LETTER OF GUARANTEE/AUTHORIZATION

In connection with the FLEX Option qualification of the above named Trading Permit Holder(s), the undersigned Clearing Trading Permit Holder guarantees and assumes financial responsibility for (i) all FLEX Options transactions in open outcry on CBOE of the above named Trading Permit Holder(s) and (ii) all FLEX Options transactions on CBOE resulting from orders, bids, offers, and other messages that are transmitted through any login access to CBOE provided to the above named Trading Permit Holder(s). The Clearing Trading Permit Holder guarantees and assumes financial responsibility for such transactions on CBOE even if orders, bids, offers or other messages transmitted to CBOE through any login access to CBOE provided to the above named Trading Permit Holder(s) (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Trading Permit Holder's credit parameters.

Clearing Trading Permit Holder ______________________________ OCC #:__________

Clearing Trading Permit Holder Representative (print) ______________________________

Clearing Trading Permit Holder Representative (Signature) ______________________________

Clearing Trading Permit Holder Representative Title______________________________ Date__________



Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

APPLICATION OF NOMINEE TO ACT AS INDEPENDENT MARKET-MAKER OR INDEPENDENT FLOOR BROKER

Name of Individual:______________________________ Acronym:__________

Broker-Dealer number: 8- __________

Manner in which individual requests approval to act pursuant to Rule 3.8(d):

☐ Independent Market-Maker
☐ Independent Floor Broker

Are you employed by, affiliated with, materially involved in or doing business on behalf of another trading permit holder organization (other than that listed on this form)?_____ If yes, please provide the name of the organization(s) ______________________________

Signature of Individual:______________________________ Date:__________

- -

Name of TPH Organization: ______________________________

Individual is a nominee of trading permit holder organization. Subject to the approval of the Exchange, trading permit holder organization hereby authorizes Individual to act in the manner as requested above during any time when Individual is a nominee of trading permit holder organization.

Rule 3.8(d)(B) requires trading permit holder organization to guarantee all obligations arising out of Individual's representation of trading permit holder organization in all matters relating to the Exchange. This guarantee includes all obligations of Individual to the Exchange and to other trading permit holders or trading permit holder organizations resulting from Exchange transactions or transactions in other securities, including such transactions of Individual as an Independent Market-Maker or as an Independent Floor Broker.

Name of Authorized Signatory of TPH Organization: ______________________________

____
(Signature of Authorized Signatory of TPH Organization)

Title:______________________________ Date:__________

August 2010



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

APPLICATION TO CHANGE CLEARING TRADING PERMIT HOLDERS

Name of Trading Permit Holder ______________________ Acronym ____________

Current Clearing Trading Permit Holder Information:

Name of Current Clearing Trading Permit Holder(s)	OCC#	Type of Guarantee(s) (MM,FB, MM/FB, I-FLEX, E-FLEX)	Retain/ Delete
1.______________________	_____	______________	________
2.______________________	_____	______________	________

Information Regarding New Clearing Trading Permit Holder(s):

Name of Proposed New Clearing Trading Permit Holder(s)	OCC #	Type of Guarantee(s) (MM,FB, MM/FB, I-FLEX, E-FLEX)
1.______________________	_____	______________
2.______________________	_____	______________

Trading Permit Holder hereby applies pursuant to CBOE Rule 3.9 to change the Clearing Trading Permit Holder(s) that guarantee(s) Trading Permit Holders Exchange transactions in the manner indicated above.

In connection with this appplication, Trading Permit Holder is also required to complete the CBOE financial statement. Addittionally, any Clearing Trading Permit Holder that is approved to clear Trading Permit Holder's Exchange transactions is requiried to provide CBOE's Registration Services Department with the required guarantee form(s).

Business Address ____

City ________________ State __________ Zip ___________ Phone ____________________

Signature of Trading Permit Holder ______________________________ Date __________

August 2010

Form BD

OMB APPROVAL	
OMB Number:	3235-0012
Expires: August 31, 2013	
Estimated average burden	
hours per response.......	2.75
per amendment	0.33

Uniform Application for Broker-Dealer Registration

SEC1490 (1-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM BD INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form BD is the Uniform Application for Broker-Dealer Registration. Broker-Dealers must file this form to register with the Securities and Exchange Commission, the *self-regulatory organizations,* and *jurisdictions* through the Central Registration Depository ("CRD") system, operated by FINRA.
2. **UPDATING** – By law, the *applicant* must promptly update Form BD information by submitting amendments whenever the information on file becomes inaccurate or incomplete for any reason.
3. **CONTACT EMPLOYEE** – The individual listed as the contact employee must be authorized to receive all compliance information, communications, and mailings, and be responsible for disseminating it within the *applicant's* organization.
4. **GOVERNMENT SECURITIES ACTIVITIES**

   A. Broker-dealers registered or *applicants* applying for registration under Section 15(b) of the Exchange Act that conduct (or intend to conduct) a government securities business in addition to other broker-dealer activities (if any) must file a notice on Form BD by answering "yes" to Item 2B.

   B. Section 15C of the Securities Exchange Act of 1934 requires sole government securities broker-dealers to register with the SEC. To do so, answer "yes" to Item 2C if conducting *only* a government securities business.

   C. Broker-dealers registered under Section 15(b) of the Exchange Act that cease to conduct a government securities business must file notice when ceasing their activities in government securities. To do so, file an amendment to Form BD and answer "yes" to Item 2D.

NOTE: Broker-dealers registered under Section 15C may register under Section 15(b) by filing an amendment to Form BD and answering "yes" to Items 2A and 2D. By doing so, broker-dealer expressly consents to withdrawal of broker-dealer's registration under 15C of the Exchange Act.

5. **FEDERAL INFORMATION LAW AND REQUIREMENTS** – An agency may not conduct or sponsor, and a *person* is not required to respond to, a collection of information unless it displays a currently valid control number. Section 15, 15B, 15C, 17(a) and 23(a) of the Exchange Act authorize the Commission to collect the Information on this Form from registrants. <u>See</u> 15 U.S.C. 78o, 78o-4, 78o-5, 78-q and 78w. Filing of this Form is mandatory; however the social security number information, which aids in identifying the *applicant*, is voluntary. The principal purpose of this Form is to permit the Commission to determine whether the *applicant* meets the statutory requirement to engage in the securities business. The Form also is used by *applicants* to register as broker-dealers with certain *self-regulatory organizations* and all of the states. The Commission and the Financial Industry Regulatory Authority, Inc. maintain the files of the information on this Form and will make the information publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on application facing page of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507. The information contained in this form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

B. PAPER FILING INSTRUCTIONS (FIRST TIME *APPLICANTS* FILING WITH CRD AND WITH SOME *JURISDICTIONS)*

1. **FORMAT**

   A. A full paper Form BD is required when the *applicant* is filing with the CRD for the first time. In addition, some *jurisdictions* may require a separate paper filing of Form BD. The *applicant* should contact the appropriate *jurisdiction(s) for* specific filing requirements.

   B. Attach an Execution Page (Page 1) with original manual signatures to the initial Form BD filing.

   C. Type all information.

   D. Give the name of the broker-dealer and date on each page.

   E. Use only the current version of Form BD and its Schedules or a reproduction of them.

2. **DISCLOSURE REPORTING PAGE (DRP)** – Information concerning the *applicant or control affiliate* that relates to the occurrence of an event reportable under Item 11 must be provided on the *applicant's* appropriate DRP(BD). If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP(BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP(BD) or DRP(U-4). Attach a copy of the fully completed DRP(BD), or DRP(U-4) previously submitted. If a *control affiliate* is an individual or organization <u>not</u> registered through the CRD, provide complete answers to all of the items on the *applicant's* appropriate DRP(BD).
3. **SCHEDULES A, B AND C** – File Schedules A and B only with initial applications for registration. Use Schedule C to update Schedules A and B. Individuals not required to file a Form U-4 (individual registration) with the CRD system who are listed on Schedules A, B, or C must attach page 2 of Form U-4. The *applicant* broker-dealer must be listed in Form U-4 Item 20 or 21. Signatures are not required.
4. **SCHEDULE D** – Schedule D provides additional space for explaining answers to Item 1C(2), and "yes" answers to items 5, 7, 8, 9,10,12, and 13 of Form BD.

C. ELECTRONIC FILING INSTRUCTIONS *(APPLICANTS/* REGISTERED BROKER-DEALERS FILING AMENDMENTS WITH CRD)

1. **FORMAT**

   A. Items 1-13 must be answered and all fields requiring a response must be completed before the filing will be accepted.

B. *Applicant* must complete the execution screen certifying that Form BD and amendments thereto have been executed properly and that the information contained therein is accurate and complete.
C. To amend information, *applicant* must update the appropriate Form BD screens.
D. A paper copy, with original manual signatures, of the initial Form BD filing and amendments to Disclosure Reporting Pages (DRPs BD) must be retained by the *applicant* and be made available for inspection upon a regulatory request.

2. **DISCLOSURE REPORTING PAGE (DRP)** – Information concerning the *applicant* or *control affiliate* that relates to the occurrence of an event reportable under Item 11 must be provided on the *applicant's* appropriate DRP(BD). If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete the *control affiliate* name and CRD number of the *applicant's* appropriate DRP(BD). Details for the event must be submitted on the *control affiliate's* appropriate DRP(BD) or DRP(U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all of the questions and complete all fields requiring a response on the *applicant's* appropriate DRP(BD) screen.

3. **DIRECT AND INDIRECT OWNERS** – Amend the Direct Owners and Executive Officers screen and the Indirect Owners screen when changes in ownership occur. *Control affiliates* that are individuals who are not required to file a Form U-4 (individual registration) with the CRD must complete page 2 of Form U-4 (i.e., submit/file the information elicited by the Personal Data, Residential History, and Employment and Personal History sections of that Form). The *applicant* broker-dealer must be listed in Form U-4 Item 20 or 21.

The CRD mailing address for questions and correspondence is:

NASAA/FINRA CENTRAL REGISTRATION DEPOSITORY
P.O. BOX 9495
GAITHERSBURG, MD 20898-9495

EXPLANATION OF TERMS

(The following terms are italicized throughout this form.)

1. **GENERAL**

APPLICANT – The broker-dealer applying on or amending this form.

CONTROL – The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any *person* that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company. (This definition is used solely for the purpose of Form BD.)

JURISDICTION – A state, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or any subdivision or regulatory body thereof.

PERSON – An individual, partnership, corporation, trust, or other organization.

SELF-REGULATORY ORGANIZATION – Any national securities or commodities exchange or registered securities association, or registered clearing agency.

2. **FOR THE PURPOSE OF ITEM 5 AND SCHEDULE D**

SUCCESSOR - An unregistered entity that assumes or acquires substantially all of the assets and liabilities, and that continues the business of, a registered predecessor broker-dealer, who ceases its broker-dealer activities. [See Securities Exchange Act Release No. 31661 (December 28, 1992), 58 FR 7 (January 4, 1993)]

3. **FOR THE PURPOSE OF ITEM 11 AND THE CORRESPONDING DISCLOSURE REPORTING PAGES (DRPs)**

CONTROL AFFILIATE – A *person* named in Items 1A, 9 or in Schedules A, B or C as a *control* person or any other individual or organization that directly or indirectly controls, is under common control with, or is controlled by, the *applicant*, including any current employee except one performing only clerical, administrative, support or similar functions, or who, regardless of title, performs no executive duties or has no senior policy making authority.

INVESTMENT OR INVESTMENT-RELATED – Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to, acting as or being associated with a broker-dealer, municipal securities dealer, government securities broker or dealer, issuer, investment company, investment adviser, futures sponsor, bank, or savings association).

INVOLVED – Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.

FOREIGN FINANCIAL REGULATORY AUTHORITY – Includes (1) a foreign securities authority; (2) other governmental body or foreign equivalent of a *self-regulatory organization* empowered by a foreign government to administer or enforce its laws relating to the regulation of *investment* or *investment-related* activities; and (3) a foreign membership organization, a function of which is to regulate the participation of its members in the activities listed above.

PROCEEDING – Includes a formal administrative or civil action initiated by a governmental agency, *self-regulatory organization* or a *foreign financial regulatory authority*; a *felony* criminal indictment or information (or equivalent formal charge); or a *misdemeanor* criminal information (or equivalent formal charge). Does not include other civil litigation, investigations, or arrests or similar charges effected in the absence of a formal criminal indictment or information (or equivalent formal charge).

CHARGED – Being accused of a crime in a formal complaint, information, or indictment (or equivalent formal charge).

ORDER – A written directive issued pursuant to statutory authority and procedures, including orders of denial, suspension, or revocation; does not include special stipulations, undertakings or agreements relating to payments, limitations on activity or other restrictions unless they are included in an *order*.

FELONY – For *jurisdictions* that do not differentiate between a *felony* and a *misdemeanor*, a *felony* is an offense punishable by a sentence of at least one year imprisonment and/or a fine of at least $1,000. The term also includes a general court martial.

MISDEMEANOR – For *jurisdictions* that do not differentiate between a *felony* and a *misdemeanor*, a *misdemeanor* is an offense punishable by a sentence of less than one year imprisonment and/or a fine of less than $1,000. The term also includes a special court martial.

FOUND – Includes adverse final actions, including consent decrees in which the respondent has neither admitted nor denied the findings, but does not include agreements, deficiency letters, examination reports, memoranda of understanding, letters of caution, admonishments, and similar informal resolutions of matters.

MINOR RULE VIOLATION – A violation of a *self-regulatory organization* rule that has been designated as "minor" pursuant to a plan approved by the U.S. Securities and Exchange Commission. A rule violation may be designated as "minor" under a plan if the sanction imposed consists of a fine of $2,500 or less, and if the sanctioned person does not contest the fine. (Check with the appropriate *self-regulatory organization* to determine if a particular rule violation has been designated as "minor" for these purposes).

ENJOINED – Includes being subject to a mandatory injunction, prohibitory injunction, preliminary injunction, or a temporary restraining order.

FORM BD
PAGE 1
(Execution Page)

UNIFORM APPLICATION FOR BROKER-DEALER REGISTRATION

Date:________________ SEC File No: 8- ______________ Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a broker-dealer would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS.

☐ APPLICATION ☐ AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of *applicant:*

   A. Full name of *applicant* (if sole proprietor, state last, first and middle name):

   ____

   B. IRS Empl. Ident. No.:

   ____

   C. (1) Name under which broker-dealer business primarily is conducted, if different from Item 1A.

   ____

   (2) List on Schedule D, Page1, Section I any other name by which the firm conducts business and where it is used.

   D. If this filing makes a name change on behalf of the *applicant*, enter the new name and specify whether the name change is of the ☐ *applicant* name (1A) or ☐ business name (1C):
   *Please check above.*______________________________

   E. Firm main address: (Do not use a P.O. Box)

   ____
   (Number and Street) (City) (State/Country) (Zip+4/Postal Code)

   Branch offices or other business locations must be reported on Schedule E.

   F. Mailing address, if different:

   ____

   G. Business Telephone Number:

   ________ ______________________
   (Area Code) (Telephone Number)

   H. Contact Employee:

   ______________________________ ________ ______________
   (Name and Title) (Area Code) (Telephone Number)

EXECUTION:

For the purposes of complying with the laws of the State(s) designated in Item 2 relating to either the offer or sale of securities or commodities, the undersigned and *applicant* hereby certify that the *applicant* is in compliance with applicable state surety bonding requirements and irrevocably appoint the administrator of each of those State(s) or such other person designated by law, and the successors in such office, attorney for the *applicant* in said State(s), upon whom may be served any notice, process, or pleading in any action or *proceeding* against the *applicant* arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of those State(s), and the *applicant* hereby consents that any such action or *proceeding* against the *applicant* may be commenced in any court of competent jurisdiction and proper venue within said State(s) by service of process upon said appointee with the same effect as if *applicant* were a resident in said State(s) and had lawfully been served with process in said State(s).

The *applicant* consents that service of any civil action brought by or notice of any *proceeding* before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *applicant's* broker-dealer activities, or of any application for a protective decree filed by the Securities Investor Protection Corporation, may be given by registered or certified mail or confirmed telegram to the *applicant's* contact employee at the main address, or mailing address if different, given in Items 1E and IF.

The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said *applicant.* The undersigned and *applicant* represent that the information and statements contained herein, including exhibits attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and *applicant* further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

________________ ______________________________
Date (MM/DD/YYYY) Name of Applicant

By: ______________________ ______________________
Signature Print Name and Title

Subscribed and sworn before me this ________ day of ________________ , ________ by ________________
Year Notary Public

My Commision expires ________________ County of ________________ State of ________________

This page must always be completed in full with original, manual signature and notarization.
To amend, circle items being amended. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

FORM BD **PAGE 2**	*Applicant* Name: ______ Date: ______ Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

2. Indicate by checking the appropriate box(es) each governmental authority, organization, or *jurisdiction* in which the *applicant* is registered or registering as a broker-dealer.

SECURITIES AND EXCHANGE COMMISSION

If *applicant* is registered or registering with the SEC, check here and answer Items 2A through 2D below. ☐

		YES	NO
A.	Is *applicant* registered or registering as a broker-dealer under Section 15(b) or Section 15B of the Securities Exchange Act of 1934?	☐	☐
B.	Is *applicant* registered or registering as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and also acting or intending to act as a government securities broker or dealer?	☐	☐
C.	Is *applicant* registered or registering solely as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934? *Do not answer "yes" to Item 2C if applicant answered "yes" to Item 2A or Item 2B.*	☐	☐
D.	Is *applicant* ceasing its activities as a government securities broker or dealer?	☐	☐

If applicant answers "yes" to Items 2A and 2D, applicant expressly consents to the withdrawal of its registration as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934. See "Instructions."

SRO

☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☐ FINRA ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER *(specify)* ______

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Illinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
☐ California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

3. A. Indicate legal status of *applicant.*

☐ Corporation ☐ Sole Proprietorship ☐ Other *(specify)* ______
☐ Partnership ☐ Limited Liability Company

B. Month *applicant's* fiscal year ends: ______

C. If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (i.e., state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: ______ Date of formation: ______ (MM/DD/YYYY)

Schedule A and, if applicable, Schedule B must be completed as part of all initial applications. Amendments to these schedules must be provided on Schedule C.

4. If *applicant* is a sole proprietor, state full residence address and Social Security Number.

Social Security Number: ___-__-____

______
(Number and Street) (City) (State/Country) (Zip+4/Postal Code)

		YES	NO
5.	Is *applicant* at the time of this filing *succeeding* to the business of a currently registered broker-dealer? *Do not report previous successions already reported on Form BD.* *If "Yes," contact CRD prior to submitting form; complete appropriate items on Schedule D, Page 1, Section III.*	☐	☐
6.	Does *applicant* hold or maintain any funds or securities or provide clearing services for any other broker or dealer?	☐	☐
7.	Does *applicant* refer or introduce customers to any other broker or dealer? *If "Yes," complete appropriate items on Schedule D, Page 1, Section IV.*	☐	☐

Applicant Name: ____________________

Date: ____________ Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

		YES	NO
8.	Does *applicant* have any arrangement with any other *person*, firm, or organization under which:		
	A. any books or records of *applicant* are kept or maintained by such other *person*, firm or organization?	☐	☐
	B. accounts, funds, or securities of the *applicant* are held or maintained by such other *person*, firm, or organization?	☐	☐
	C. accounts, funds, or securities of customers of the *applicant* are held or maintained by such other *person*, firm or organization?	☐	☐
	For purposes of 8B and 8C, do not include a bank or satisfactory control location as defined in paragraph (c) of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).		
	If "Yes" to any part of Item 8, complete appropriate items on Schedule D, Page 1, Section IV.		
9.	Does any *person* not named in Item 1 or Schedules A, B, or C, directly or indirectly:		
	A. *control* the management or policies of the *applicant* through agreement or otherwise?	☐	☐
	B. wholly or partially finance the business of applicant?	☐	☐
	Do not answer "Yes" to 9B if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; 2) credit extended in the ordinary course of business by suppliers, banks, and others; or 3) a satisfactory subordination agreement, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-1).		
	If "Yes" to any part of Item 9, complete appropriate items on Schedule D, Page 1, Section IV.		
10.	A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?	☐	☐
	If "Yes" to Item 10A, complete appropriate items on Schedule D, Page 2, Section V.		
	B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?	☐	☐
	If "Yes" to Item 10B, complete appropriate items on Schedule D, Page 3, Section VI.		
11.	Use the appropriate DRP for providing details to "yes" answers to the questions in Item 11. Refer to the Explanation of Terms section of Form BD Instructions for explanations of italicized terms.		

CRIMINAL DISCLOSURE

	YES	NO
A. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	☐	☐
(2) been *charged* with any *felony*?	☐	☐
B. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☐
(2) been *charged* with a *misdemeanor* specified in 11B(1)?	☐	☐

REGULATORY ACTION DISCLOSURE

	YES	NO
C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☐
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?	☐	☐
(3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☐
(4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?	☐	☐
(5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or *ordered* the *applicant* or a *control affiliate* to cease and desist from any activity?	☐	☐

FORM BD PAGE 4	*Applicant* Name: ______ Date: ______ Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

REGULATORY ACTION DISCLOSURE

	YES	NO
D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:		
(1) ever *found* the *applicant or a control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?	☐	☐
(2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☐	☐
(3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☐
(4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?	☐	☐
(5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?	☐	☐
E. Has any *self-regulatory organization or* commodities exchange ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☐
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?	☐	☐
(3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☐
(4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	☐	☐
F. Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	☐	☐
G. Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?	☐	☐

CIVIL JUDICIAL DISCLOSURE

	YES	NO
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?	☐	☐
(b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?	☐	☐
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or *control affiliate* by a state or *foreign financial regulatory authority*?	☐	☐
(2) Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H(1)?	☐	☐

FINANCIAL DISCLOSURE

	YES	NO
I. In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:		
(1) has been the subject of a bankruptcy petition?	☐	☐
(2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	☐	☐
J. Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?	☐	☐
K. Does the *applicant* have any unsatisfied judgments or liens against it?	☐	☐

Applicant Name: ____________________

Date: ____________ Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

12. Check types of business engaged in (or to be engaged in, if not yet active) by *applicant.* Do not check any category that accounts for (or is expected to account for) less than 1% of annual revenue from the securities or investment advisory business.

		Code
A.	Exchange member engaged in exchange commission business other than floor activities	☐ EMC
B.	Exchange member engaged in floor activities	☐ EMF
C.	Broker or dealer making inter-dealer markets in corporate securities over-the-counter	☐ IDM
D.	Broker or dealer retailing corporate equity securities over-the-counter	☐ BDR
E.	Broker or dealer selling corporate debt securities	☐ BDD
F.	Underwriter or selling group participant (corporate securities other than mutual funds)	☐ USG
G.	Mutual fund underwriter or sponsor	☐ MFU
H.	Mutual fund retailer	☐ MFR
I.	1. U.S. government securities dealer	☐ GSD
	2. U.S. government securities broker	☐ GSB
J.	Municipal securities dealer	☐ MSD
K.	Municipal securities broker.	☐ MSB
L.	Broker or dealer selling variable life insurance or annuities	☐ VLA
M.	Solicitor of time deposits in a financial institution	☐ SSL
N.	Real estate syndicator.	☐ RES
O.	Broker or dealer selling oil and gas interests	☐ OGI
P.	Put and call broker or dealer or option writer	☐ PCB
Q.	Broker or dealer selling securities of only one issuer or associate issuers (other than mutual funds)	☐ BIA
R.	Broker or dealer selling securities of non-profit organizations (e.g., churches, hospitals)	☐ NPB
S.	Investment advisory services	☐ IAD
T.	1. Broker or dealer selling tax shelters or limited partnerships in primary distributions	☐ TAP
	2. Broker or dealer selling tax shelters or limited partnerships in the secondary market	☐ TAS
U.	Non-exchange member arranging for transactions in listed securities by exchange member	☐ NEX
V.	Trading securities for own account	☐ TRA
W.	Private placements of securities	☐ PLA
X.	Broker or dealer selling interests in mortgages or other receivables	☐ MRI
Y.	Broker or dealer involved in a networking, kiosk or similar arrangement with a:	
	1. bank, savings bank or association, or credit union	☐ BNA
	2. insurance company or agency	☐ INA
Z.	Other *(give details on Schedule D, Page 1, Section II)*	☐ OTH

		YES	NO
13. A.	Does *applicant* effect transactions in commodity futures, commodities or commodity options as a broker for others or as a dealer for its own account?	☐	☐
B.	Does *applicant* engage in any other non-securities business? *If "yes," describe each other business briefly on Schedule D, Page 1, Section II.*	☐	☐

Schedule A of FORM BD

DIRECT OWNERS AND EXECUTIVE OFFICERS

(Answer for Form BD Item 3)

Applicant Name: ______________________

Date: ____________ Firm CRD No.: ____________

OFFICIAL USE

1. Use Schedule A only in new applications to provide information on the **direct** owners and executive officers of the *applicant.* Use Schedule B in new applications to provide information on **indirect** owners. File all amendments on Schedule C. **Complete each column.**

2. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, Director, and individuals with similar status or functions;

   (b) in the case of an *applicant* that is a corporation, each shareholder that directly owns 5% or more of a class of a voting security of the *applicant*, unless the *applicant* is a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934);
   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the *applicant.* For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (c) in the case of an *applicant* that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital; and

   (d) in the case of a trust that directly owns 5% or more of a class of a voting security of the *applicant*, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant's* capital, the trust and each trustee.

   (e) in the case of an *applicant* that is a Limited Liability Company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Are there any indirect owners of the *applicant* required to be reported on Schedule B? ☐ Yes ☐ No

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

6. Ownership codes are:
   NA - less than 5%
   A - 5% but less than 10%
   B - 10% but less than 25%
   C - 25% but less than 50%
   D - 50% but less than 75%
   E - 75% or more

7. (a) In the "*Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons".

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
			MM	YYYY			PR		

Schedule B of FORM BD

INDIRECT OWNERS

(Answer for Form BD Item 3)

Applicant Name: ______________________________

Date: ______________ Firm CRD No.: ____________

OFFICIAL USE

1. Use Schedule B only in new applications to provide information on the **indirect** owners of the *applicant.* Use Schedule A in new applications to provide information on **direct** owners. File all amendments on Schedule C. **Complete each column.**

2. With respect to each owner listed on Schedule A, (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the *right to acquire*, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (b) in the case of an owner that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital; and

   (c) in the case of an owner that is a trust, the trust and each trustee.

   (d) in the case of an owner that is a Limited Liability Company ("LCC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934) is reached, no ownership information further up the chain of ownership need be given.

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Status" column by entering status as partner, trustee, shareholder, etc., and if shareholder, class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners

7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be *"control persons"*.

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
				MM	YYYY			PR		

Schedule C of FORM BD AMENDMENTS TO SCHEDULES A & B (Amendments to answers for Form BD Item 3)	*Applicant* Name: ______ Date: ______ Firm CRD No.: ______	OFFICIAL USE

1. This Schedule C is used to amend Schedules A and B of Form BD. Refer to those schedules for specific instructions for completing this Schedule C. **Complete each column.** File with a completed Execution Page (Page 1).

2. In the Type of Amendment ("Type of Amd.") column, indicate "A" (addition), "D" (deletion), or"C" (change in information about the same *person*).

3. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more; F - Other General Partners

4. **List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Title or Status	Date Title or Status Acquired		*Control* Ownership Code	CRD No. *Person*		If None: S. S. No., IRS Tax No or Employer ID	Official Use Only
				MM	YYYY			PR		

5. **List below all changes to Schedule B: (INDIRECT OWNERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
					MM	YYYY			PR		

Schedule D of FORM BD

Page 1

Applicant Name: ____________________

Date: ____________ Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

Use this Schedule D Page 1 to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an ☐ INITIAL ☐ AMENDED detail filing for the Form BD items checked below:

SECTION I *Other Business Names*

(Check if applicable) ☐ Item 1C(2)

List each of the "other" names and the *jurisdiction(s)* in which they are used.

1. Name	*Jurisdiction*	2. Name	*Jurisdiction*
3. Name	*Jurisdiction*	4. Name	*Jurisdiction*

SECTION II *Other Business*

(Check one) ☐ Item 12Z ☐ Item 13B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Briefly describe any other business (ITEM 12Z); or any other non-securities business (ITEM 13B). Use reverse side of this sheet for additional comments if necessary.

SECTION III *Successions*

(Check if applicable) ☐ Item 5

Date of Succession MM DD YYYY / /	*Name of Predecessor*	
Firm CRD Number	IRS Employer Identification Number (if any)	SEC File Number (if any)

Briefly describe details of the *succession* including any assets or liabilities not assumed by the *successor*. Use reverse side of this sheet for additional comments if necessary.

SECTION IV *Introducing and Clearing Arrangements / Control Persons / Financings*

(Check one) ☐ Item 7 ☐ Item 8A ☐ Item 8B ☐ Item 8C ☐ Item 9A ☐ Item 9B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement or agreement, enter the effective date of the change.

Firm or Organization Name	CRD Number (if any)	
Business Address *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /
Individual Name (if applicable) *(Last, First, Middle)*	CRD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of reference or arrangement (ITEM 7 or ITEM 8); the nature of the *control* or agreement (ITEM 9A); or the method and amount of financing (ITEM 9B). Use reverse side of this sheet for additional comments if necessary.

Schedule D of FORM BD **Page 2**	*Applicant* Name: ____________ Date: ________ Firm CRD No.: ________	**OFFICIAL USE**	OFFICIAL USE ONLY

Use this Schedule D Page 2 to report details for Item 10A. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10A

☐ 10A. Directly or indirectly, does *applicant* control, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

SECTION V ***Complete this section for control issues relating to ITEM 10A only.***

The details supplied relate to:

1	Partnership, Corporation, or Organization Name		CRD Number (if any)	
(check only one) This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*				
Business Address *(Street, City, State/Country, Zip+4/Postal Code)*			Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /
Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No	If Yes, provide country of domicile or incorporation:	Check "Yes" or "No" for activities of this partnership, corporation, or organization: ▶	Securities Activities: ☐ Yes ☐ No	Investment Advisory Activities: ☐ Yes ☐ No
Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.				

2	Partnership, Corporation, or Organization Name		CRD Number (if any)	
(check only one) This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*				
Business Address *(Street, City, State/Country, Zip+4/Postal Code)*			Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /
Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No	If Yes, provide country of domicile or incorporation:	Check "Yes" or "No" for activities of this partnership, corporation, or organization: ▶	Securities Activities: ☐ Yes ☐ No	Investment Advisory Activities: ☐ Yes ☐ No
Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.				

3	Partnership, Corporation, or Organization Name		CRD Number (if any)	
(check only one) This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*				
Business Address *(Street, City, State/Country, Zip+4/Postal Code)*			Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /
Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No	If Yes, provide country of domicile or incorporation:	Check "Yes" or "No" for activities of this partnership, corporation, or organization: ▶	Securities Activities: ☐ Yes ☐ No	Investment Advisory Activities: ☐ Yes ☐ No
Briefly describe the *control relationship*. Use reverse side of this sheet for additional comments if necessary.				

If *applicant* has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM BD

Page 3

Applicant Name: ______________________

Date: ____________ Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 3 to report details for Item 10B. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 3 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10B

☐ 10B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?

SECTION VI ***Complete this section for control issues relating to ITEM 10B only.***

Provide the details for each organization or institution that *controls* the *applicant*, including each organization or institution in the *applicant's* chain of ownership. The details supplied relate to:

1	Financial Institution Name	CRD Number (if applicable)	
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date	MM DD YYYY / /
		Termination Date	MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation	
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.		

2	Financial Institution Name	CRD Number (if applicable)	
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date	MM DD YYYY / /
		Termination Date	MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation	
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.		

3	Financial Institution Name	CRD Number (if applicable)	
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date	MM DD YYYY / /
		Termination Date	MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation	
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.		

4	Financial Institution Name	CRD Number (if applicable)	
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date	MM DD YYYY / /
		Termination Date	MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation	
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.		

If *applicant* has more than 4 organizations/institutions to report, complete additional Schedule D page 3s.

Schedule E of FORM BD

Applicant Name: ______________________________

Date: ______________ Firm CRD No.: ____________

OFFICIAL USE

INSTRUCTIONS

General: Use this schedule to register or report branch offices or other business locations of the *applicant*. Repeat Items 1-12 for each branch office or other business location. Each item must be completed unless otherwise noted. Use additional copies of this schedule as necessary. If this branch office or other business location is using a name in connection with securities activities other than the *applicant's* name, such name must be reported under Item 1C(2) on Page 1 of this Form.

Specific:

Item 1. Specify only one box. Check "Add" when a branch office or other business location is opened and the *applicant* is filing the initial notice, "Delete" when a branch office or other business location is closed, and "Amendment" to indicate any other change to previously filed information.

Item 2. CRD will assign this branch number when the *applicant* adds a branch office or other business location as discussed in Item 1 above. If known, complete this item for all deletions and amendments.

Item 3. The Billing Code is an alpha/numeric value consisting of up to eight characters. It is the responsibility of the firm to establish and maintain its own unique billing codes. This is not a required field.

Item 4. Complete this item for all entries. A physical location must be included; post office box designations alone are not sufficient.

Item 5. Complete this item only when the *applicant* changes the address of an existing branch office or other business location.

Item 6. If the branch office or other business location occupies or shares space on premises within a bank, savings bank or association, credit union, or other financial institution, enter the name of the institution in the space provided.

Item 7. Complete this item for all entries. Enter the name of the supervisor or registered representative in charge who is physically at this location.

Item 8. Provide the CRD number for the branch office supervisor named in Item 7.

Item 9. Complete this item for all entries. Provide the date that the branch office or other business location was opened (ADD), closed (DELETE), or the effective date of the change (AMENDMENT).

Item 10. Check "Yes" or "No" to denote whether the location will be an Office of Supervisory Jurisdiction (OSJ) as defined in FINRA rules.

Item 11. Check "Yes" or "No" to denote whether the location is a business location that will operate pursuant to a written agreement or contract (other than an insurance agency agreement) with the main office and any one or more of the following will apply: the location (A) assumes liability for its own expenses or has its expenses paid by a party other than the *applicant;* (B) has primary responsibility for decisions relating to the employment and remuneration of its registered representatives; (C) deems 5% or more of its total registered representatives to be "independent contractors" for tax purposes; or (D) engages in separate market making and/or underwriting activities.

Item 12. Check the appropriate box(es) if the branch or other business location is registering with FINRA or registering or reporting with a *jurisdiction.*

1. *Check only one box:* ☐ Add ☐ Delete ☐ Amendment
2. CRD Branch Number ____________
3. Billing Code ____________
4. ____________ Street
   ____________ P.O. Box (if applicable), Suite, Floor
   ____________ City, State/Country, Zip Code + 4/Postal Code

If applicant is changing the address, enter the new address in Item 5.

5. ____________ Street
   ____________ P.O. Box (if applicable), Suite, Floor
   ____________ City, State/Country, Zip Code + 4/Postal Code
6. ____________ Institution Name (if applicable)
7. ____________ Supervisor Name
8. ____________ CRD Number of Supervisor
9. ____________ Effective Date (MM/DD/YYYY)
10. OSJ ☐ Yes ☐ No
11. ☐ Yes ☐ No
    If Yes, indicate each Item 11 subset that applies:
    ☐ A ☐ B ☐ C ☐ D
12. ☐ FINRA ☐ *Jurisdiction*

1. *Check only one box:* ☐ Add ☐ Delete ☐ Amendment
2. CRD Branch Number ____________
3. Billing Code ____________
4. ____________ Street
   ____________ P.O. Box (if applicable), Suite, Floor
   ____________ City, State/Country, Zip Code + 4/Postal Code

If applicant is changing the address, enter the new address in Item 5.

5. ____________ Street
   ____________ P.O. Box (if applicable), Suite, Floor
   ____________ City, State/Country, Zip Code + 4/Postal Code
6. ____________ Institution Name (if applicable)
7. ____________ Supervisor Name
8. ____________ CRD Number of Supervisor
9. ____________ Effective Date (MM/DD/YYYY)
10. OSJ ☐ Yes ☐ No
11. ☐ Yes ☐ No
    If Yes, indicate each Item 11 subset that applies:
    ☐ A ☐ B ☐ C ☐ D
12. ☐ FINRA ☐ *Jurisdiction*

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11A and 11B*** of Form BD;

Check ☑ item(s) being responded to:

11A In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?

☐ (2) been *charged* with any *felony*?

11B In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

☐ (2) been *charged* with a *misdemeanor* specified in 11B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropiate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted. Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, Indicate "non-registered" by checking the appropriate checkbox.

NAME OF APPLICANT	*APPLICANT CRD NUMBER*

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. If charge(s) were brought against an organization over which the *applicant* or *control affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and the *applicant's* or *control affiliate's* position, title or relationship.

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

3. **Event Disclosure Detail** (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   C. Did any of the Charge(s) within the Event involve a *Felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

4. **Disposition Disclosure Detail:** Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial, etc.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Items 11C, 11D, 11E, 11F or 11G*** of Form BD;

Check ☑ item(s) being responded to:

11C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?
- ☐ (5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or ordered the *applicant* or a *control affiliate* to cease and desist from any activity?

11D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:
- ☐ (1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?
- ☐ (2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?
- ☐ (3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?
- ☐ (5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?

11E. Has any *self-regulatory organization* or commodities exchange ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

11F. ☐ Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

11G. ☐ Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11C, 11D, 11E, 11F or 11G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
☐ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer; "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. Regulatory Action initiated by:
   ☐ SEC ☐ Other Federal ☐ State ☐ *SRO* ☐ Foreign
   (Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

   ____

2. Principal Sanction: (check appropriate item)

   ☐ Civil and Administrative Penalty(ies)/Fine(s)
   ☐ Bar
   ☐ Cease and Desist
   ☐ Censure
   ☐ Denial
   ☐ Disgorgement
   ☐ Expulsion
   ☐ Injunction
   ☐ Prohibition
   ☐ Reprimand
   ☐ Restitution
   ☐ Revocation
   ☐ Suspension
   ☐ Undertaking
   ☐ Other ______________

   Other Sanctions:

   ____
   ____
   ____

3. Date Initiated (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ____

4. Docket/Case Number:

5. *Control Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

   ☐ Annuity(ies) - Fixed
   ☐ Annuity(ies) - Variable
   ☐ CD(s)
   ☐ Commodity Option(s)
   ☐ Debt - Asset Backed
   ☐ Debt - Corporate
   ☐ Debt - Government
   ☐ Debt - Municipal
   ☐ Derivative(s)
   ☐ Direct Investment(s) - DPP & LP Interest(s)
   ☐ Equity - OTC
   ☐ Equity Listed (Common & Preferred Stock)
   ☐ Futures - Commodity
   ☐ Futures - Financial
   ☐ Index Option(s)
   ☐ Insurance
   ☐ Investment Contract(s)
   ☐ Money Market Fund(s)
   ☐ Mutual Fund(s)
   ☐ No Product
   ☐ Options
   ☐ Penny Stock(s)
   ☐ Unit Investment Trust(s)
   ☐ Other ______________

   Other Product Types:

   ____
   ____

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

   ____
   ____
   ____
   ____
   ____

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final
9. If on appeal, regulatory action appealed to: (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

   ____

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

☐ Acceptance, Waiver & Consent (AWC) ☐ Decision & Order of Offer of Settlement ☐ Settled
☐ Consent ☐ Dismissed ☐ Stipulation and Consent
☐ Decision ☐ Order ☐ Vacated

11. Resolution Date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation:

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

☐ Monetary/Fine Amount: $ ______ ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions Ordered:

C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate*, date paid and if any portion of penalty was waived:

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11H*** of Form BD;

Check ☑ item(s) being responded to:

11H(1) Has any domestic or foreign court:
- ☐ (a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investmenf-related* activity?
- ☐ (b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?
- ☐ (c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or a *control affiliate* by a state or *foreign financial regulatory authority*?

11H(2) ☐ Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ☐ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ **Yes** ☐ **No**

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

2. Principal Relief Sought: (check appropriate item)

☐ Cease and Desist ☐ Disgorgement ☐ Money Damages (Private/Civil Complaint) ☐ Restraining Order
☐ Civil Penalty(ies)/Fine(s) ☐ Injunction ☐ Restitution ☐ Other ____________

Other Relief Sought:

3. Filing Date of Court Action (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

4. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ____________

Other Product Types:

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County <u>and</u> State or Country, Docket/Case Number):

6. *Control Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, action appealed to (provide name of court): Date Appeal Filed (MM/DD/YYYY):

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved: (check appropriate item)

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ____________

12. Resolution Date (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

13. **Resolution Detail:**

A. Were any of the following Sanctions Ordered or Relief Granted? (Check appropriate items):

☐ Monetary/Fine Amount $[ ] ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution ☐ Censure ☐ Cease and Desist/injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

____

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

____

14. Provide a brief summary of circumstances related to action(s), allegation(s), disposition(s) and/or finding(s) disclosed above. (The information must fit within the space provided.):

____

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses *to* ***Item 11I*** of Form BD;

Check ☑ item(s) being responded to:

11I In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:

☐ (1) has been the subject of a bankruptcy petition?

☐ (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - CONTROL *AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affilliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)

☐ Bankruptcy ☐ Declaration ☐ Receivership

☐ Compromise ☐ Liquidated ☐ Other ______________

2. Action Date (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

(continued)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

(continuation)

3. If the financial action relates to an organization over which the *applicant* or *control affiliate* exercise(d) *control*, enter organization name and the *applicant's* or *control affiliate's* position, title or relationship:

   Was the Organization *investment-related*? ☐ Yes ☐ **No**

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

5. Is action currently pending? ☐ Yes ☐ **No**

6. If not pending, provide Disposition Type: (check appropriate item)

   ☐ Direct Payment Procedure ☐ Dismissed ☐ Satisfied/Released
   ☐ Discharged ☐ Dissolved ☐ SIPA Trustee Appointed ☐ Other ______

7. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

   Currently Open? ☐ Yes ☐ No

   Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

10. Provide details to any status/disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

BOND DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11J*** of Form BD;

Check ☑ item(s) being responded to:

11J ☐ Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Firm Name: (Policy Holder)

2. Bonding Company Name:

3. Disposition Type: (check appropriate item)

   ☐ Denied ☐ Payout ☐ Revoked

4. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ____________________

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

6. Summarize the details of circumstances leading to the necessity of the bonding company action: (The information must fit within the space provided.)

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11K*** of Form BD;

Check ☑ item(s) being responded to:

11K ☐ Does the *applicant* have any unsatisfied judgments or liens against it?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Judgment/Lien Amount:

2. Judgment/Lien Holder:

3. Judgment/Lien Type: (check appropriate item)

   ☐ Civil ☐ Default ☐ Tax

4. Date Filed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

5. Is Judgment/Lien outstanding? ☐ Yes ☐ No

   If No, provide status date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   If No, how was matter resolved? (check appropriate item)

   ☐ Discharged ☐ Released ☐ Removed ☐ Satisfied

6. Court (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country) and Docket/Case Number:

7. Provide a brief summary of events leading to the action and any payment schedule details including current status (if applicable). (The information must fit within the space provided.):

OMB APPROVAL	
OMB Number:	3235-0018
Expires:	August 31, 2014
Estimated average burden hours per response	0.25

Form BDW

Uniform Request for Broker-Dealer Withdrawal

SEC 122 (04-07)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM BDW INSTRUCTIONS

A. **GENERAL INSTRUCTIONS**

1. Broker-Dealers must file Form BDW to withdraw their registration from the Securities and Exchange Commission ("SEC"), Self-Regulatory Organizations ("SROs"), and appropriate *jurisdictions*. These instructions apply to filing Form BDW electronically with the Central Registration Depository ("CRD"). Some *jurisdictions* may require a separate paper filing of Form BDW and/or additional filing requirements. Thus, the applicant should contact the appropriate *jurisdictions(s)* for specific filing requirements.
2. All questions must be answered and all fields requiring a response must be complete before the filing is accepted. If filing Form BDW on paper, enter "None" or "N/A" where appropriate.
3. File Form BDW with the CRD, operated by the NASD. Prior to filing Form BDW, amend Form BD to update any incomplete or inaccurate information.
4. A paper copy of this Form BDW (or a reproduction of this form printed off the CRD), the original manual signature(s), must be retained by the broker-dealer filing the Form BDW and be made available for inspection upon a regulatory request. A paper copy of the initial Form BD filing and amendments to Disclosure Reporting Pages (DRPs BD) also must be retained by the broker-dealer filing the Form BDW.

B. **FULL WITHDRAWAL** (terminates registration with the SEC, all SROs, and all *jurisdictions*):

1. Complete all items except Item 3.
2. If Item 5 is answered "yes," file with the CRD a paper copy of FOCUS Report Part II (or Part IIA for non-carrying or non-clearing firms) "Statement of Financial Condition" and "Computation of Net Capital" sections. For firms that do not file FOCUS Reports, file a statement of financial condition giving the type and amount of the firm's assets and liabilities and net worth. This information must reflect the finances of the firm no earlier than 10 days before this Form BDW is filed.

C. **PARTIAL WITHDRAWAL** (terminates registration with specific *jurisdictions* and SROs, but does not terminate registration with the SEC and at least one SRO and *jurisdiction*):

1. Complete all items.
2. Check with *jurisdiction(s)* where registered for additional filing requirements.

The CRD mailing address for questions and correspondence is:

NASAA/NASD Central Registration Depository
P. O. Box 9495
Gaithersburg, MD 20898-9495

EXPLANATION OF TERMS

(The following terms are italicized throughout this form.)

The term **JURISDICTION** means a state, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or any subdivision or regulatory body thereof.

The term **INVESTIGATION** includes: (a) grand jury investigations, (b) U.S. Securities and Exchange Commission investigations after the "Wells" notice has been given, (c) NASD Regulation, Inc. investigations after the "Wells" notice has been given or after a person associated with a member, as defined in The NASD By-Laws, has been advised by the staff that it intends to recommend formal disciplinary action or, (d) formal investigations by other SROs or, (e) actions or procedures designated as *investigations* by *jurisdictions*. The term *investigation* does not include subpoenas, preliminary or routine regulatory inquiries or requests for information, deficiency letters, "blue sheet" requests or other trading questionnaires, or examinations.

The term **INVESTMENT-RELATED** pertains to securities, commodities, banking, insurance or real estate (including, but not limited to, acting as or being associated with a broker-dealer, municipal securities dealer, government securities broker or dealer, issuer, investment company, investment adviser, futures sponsor, bank, or savings association).

Federal Information Law and Requirements – SEC's Collection of Information:

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 15, 15C, 17(a) and 23(a) of the Securities Exchange Act of 1934 authorize the Commission to collect the information on this form from registrants. See 15 U.S.C. §§ 78o, 78o-5, 78q, and 78w. Filing of this Form is mandatory. The principal purpose of this Form is to permit the Commission to determine whether it is in the public interest to permit a broker-dealer to withdraw its registration. The Form also is used by broker-dealers to advise certain self-regulatory organizations and all of the states that they want to withdraw from registration. The Commission and the National Association of Securities Dealers, Inc. maintain files of the information on this Form and will make the information publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the application facing page of this Form, and any suggestions for clearance requirements of 44 U.S.C. §3507. The information contained in this form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

FORM BDW	UNIFORM REQUEST FOR WITHDRAWAL FROM BROKER-DEALER REGISTRATION	OFFICIAL USE

WARNING: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE CRIMINAL VIOLATIONS.

1. A. FULL NAME OF BROKER-DEALER (if sole proprietor, state last, first and middle name):
   B. IRS Emp. Ident. No.:
   C. NAME UNDER WHICH BUSINESS IS CONDUCTED, IF DIFFERENT:
   D. FIRM CRD NO.:
   E. SEC FILE NO.:
   F. FIRM MAIN ADDRESS: NUMBER AND STREET CITY STATE/COUNTRY ZIP+4/POSTAL CODE
   G. MAILING ADDRESS, IF DIFFERENT: NUMBER AND STREET CITY
   H. AREA CODE / TELEPHONE NO.:

2. Check One: ☐ Full Withdrawal (skip item 3) ☐ Partial Withdrawal (Check box(es) where withdrawing in Item 3.)

3. **SEC** ☐ SECURITIES AND EXCHANGE COMMISSION (check only if intending to conduct an intrastate business)

   SRO ☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☐ NASD ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER (*specify*) ______

   JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Ilinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
☐ California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

4. Date firm ceased business or withdrew registration request (for partial withdrawals, give the date ceased business in the *jurisdictions* checked in item 3): MM / DD / YYYY

5. Does the broker-dealer owe any money or securities to any customer or broker-dealer? YES ☐ NO ☐

   If partial withdrawal, indicate jurisdiction(s) from which you are withdrawing where you owe funds or securities to customers in such jurisdiction(s): ______ , ______ , ______ .

   If full withdrawal, complete A-D below.
   A. Number of customers owed funds or securities: ______
   B. Amount of money owed to: customers $ ______ broker-dealers $ ______
   C. Market value of securities owed to: customers $ ______ broker-dealers $ ______
   D. Describe arrangements made for payment: ______

   If this is a full withdrawal and Item 5 is answered "yes," file with the CRD a FOCUS Report Part II (or Part IIA for non-carrying or non-clearing firms) "Statement of Financial Condition" and "Computation of Net Capital" sections. For firms that do not file FOCUS Reports, file a statement of financial condition giving the type and amount of the firm's assets and liabilities and net worth. The FOCUS Report and the statement of financial condition must reflect the finances of the firm no earlier than 10 days before this Form BDW is filed.

6. Is the broker-dealer now the subject of or named in any *investment-related*:

	YES	NO
• *investigation*	☐	☐
• consumer-initiated complaint	☐	☐
• private civil litigation	☐	☐

   NOTE: Update any incomplete or inaccurate information contained in item 11 of Form BD.

7. NAME AND ADDRESS OF THE PERSON WHO WILL HAVE CUSTODY OF BOOKS AND RECORDS:
   AREA CODE / TELEPHONE NO.:
   ADDRESS WHERE BOOKS AND RECORDS WILL BE LOCATED, IF DIFFERENT: NUMBER AND STREET CITY STATE/COUNTRY ZIP+4/POSTAL CODE

8. **EXECUTION:** The undersigned certifies that he/she has executed this form on behalf of, and with the authority of, the broker-dealer, and that all information herein, including any attachments hereto, is accurate, complete, and current. The undersigned and broker-dealer further certify that all information previously submitted on Form BD is accurate and complete as of this date, and that the broker-dealer's books and records will be preserved and available for inspection as required by law.

______ Date (MM/DD/YYYY) ______ Name

By: ______ Signature ______ Print Name and Title

Subscribed and sworn before me this ______ day of ______ , ______ Year by ______ Notary Public

My Commission expires ______ County of ______ State of ______



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

ORDER SERVICE FIRM LETTER OF GUARANTEE

This agreement is made between ______________________________ (Order Service Firm)

and ______________________ (Clearing Trading Permit Holder) as of ____________ (date).

WHEREAS, Order Service Firm is a TPH organization of the Chicago Board Options Exchange (Exchange) and is registered with the Exchange for the purpose of taking orders for the purchase and sale of securities or commodity futures contracts (and options thereon) from other Exchange Trading Permit Holders on the floor of the CBOE; and

WHEREAS, Clearing Trading Permit Holder is a clearing member of The Options Clearing Corporation,

NOW, THEREFORE, in consideration of the premises and agreements hereinafter set forth, the parties agree for their own benefit and for the benefit of the Exchange and its Trading Permit Holders as follows:

1. Clearing Trading Permit Holder accepts financial responsibility for all orders handled by the Order Service Firm on the floor of the Exchange and for all financial obligations of the Order Service Firm to the Exchange.

2. This guarantee shall remain in full force and effect until a written notice of revocation has been filed with the Registration Services Department. If such written notice is not filed with the Registration Services Department at least one hour prior to the opening of trading on a particular trading day, such revocation shall not become effective until the close of trading on such day. Upon the request of the Clearing Trading Permit Holder that files the written notice of revocation, the Exchange shall post notice of the revocation. Revocation of this guarantee shall not relieve Clearing Trading Permit Holder of responsibility for the liabilities guaranteed prior to the effective day of such revocation.

Name of Authorized Signatory of Order Service Firm ______________________________

____
(Signature of Authorized Signatory of Order Service Firm)

Title ______________________________ Date ______________

Name of Authorized Signatory of Clearing Trading Permit Holder______________________________

____
(Signature of Authorized Signatory of Clearing Trading Permit Holder)

Title ______________________________ Date ______________

August 2010


CBOE
CHICAGO BOARD OPTIONS EXCHANGE

Registration Services Department
400 South LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

MARKET-MAKER LETTER OF GUARANTEE/ FLOOR BROKER LETTER OF CLEARING AUTHORIZATION

Name of Individual Trading Permit Holder (if applicable): ______________________________

______________________________ ______________
Name of TPH Organization Acronym

MARKET-MAKER LETTER OF GUARANTEE

☐ Market-Maker/LMM ☐ DPM ☐ eDPM

In connection with the qualification of the above named Trading Permit Holder/TPH organization as a Market-Maker/LMM/DPM/eDPM on the CBOE and pursuant to CBOE Rule 3.28, the undersigned Clearing Trading Permit Holder hereby guarantees and accepts financial responsibility for all transactions on CBOE made by, or resulting from any orders, bids, offers, and other messages from the above named Trading Permit Holder/TPH organization when acting as a Market-Maker/LMM/DPM/eDPM on CBOE.

☐ FLOOR BROKER LETTER OF CLEARING AUTHORIZATION

In connection with the qualification of the above named Trading Permit Holder/TPH organization as a Floor Broker on the CBOE and pursuant to CBOE Rule 6.72, the undersigned Clearing Trading Permit Holder accepts financial responsibility for all Exchange transactions made by the above named Trading Permit Holder/TPH organization.

Clearing Trading Permit Holder ______________________________ ______________
OCC #

Clearing Trading Permit Holder Representative (print) ______________________________

Clearing Trading Permit Holder Representative (signature) ______________________________

Clearing Trading Permit Holder Representative Title ______________________________ ______________
Date



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

NOMINEE AUTHORIZATION, GUARANTEE, AND CERTIFICATION

Name of Individual ____________________ Acronym ____________

Name of TPH Organization ____________________

Description of the Functions and Responsibilities to Be Performed by Individual for TPH Organization:____________

____

Approximate Average Number of Hours Per Week During Which Individual Will Be Performing Functions and Responsibilities for TPH Organization ____________

Pursuant to CBOE Rule 3.8 (b), TPH organization (i) authorizes Individual to represent TPH organization with respect to all matters relating to the Exchange; (ii) agrees to be responsible for all obligations arising out of Individual's representation of TPH organization in all matters relating to the Exchange; and (iii) agrees to guarantee payment of all monetary disciplinary sanctions assessed against Individual with respect to activity that takes place while Individual is a Nominee of a TPH organization.

CBOE Rule 3.8 (c)(i) provides that every nominee of a TPH organization must be materially involved in the daily operation of the Exchange business activities of the TPH organization for which the person is a nominee.

TPH organization hereby certifies to the Exchange that Individual will be materially involved in the daily operation of the Exchange business activities of the above-referenced TPH organization.

In the event that Individual acts as an independent Market-Maker and/or an independent Floor Broker pursuant to CBOE Rule 3.8(d), TPH organization agrees pursuant to CBOE Rule 3.8(d)(B) to guarantee all obligations arising out of Individual's activities as an independent Market-Maker and/or an independent Floor Broker.

TPH organization acknowledges that the TPH organization's responsibility for obligations arising out of Individual's activities as provided in the above paragraphs shall include responsibility for all obligations to the Exchange and all obligations to other Exchange Trading Permit Holders resulting from Exchange transactions or transactions in other securities made by Individual.

This authorization, guarantee and certification shall only apply with respect to time periods during which Individual is effective in the status of a Nominee of the TPH organization.

Name of Authorized Signatory of TPH Organization ____________________

____
(Signature of Authorized Signatory of TPH Organization)

____________________ ____________
Title Date



FINANCIAL STATEMENT

Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

I Debts To Exchanges Or Exchange Participants (verbal and written)

Do you owe any monies to Chicago Board Options Exchange (CBOE), another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue (including, but not limited to, any overdue fees, charges, dues, assessments, fines, or other amounts)?........Yes ☐ No ☐

To Whom ______________________ $ __________

Have satisfactory arrangements been made to repay this debt? ....Yes ☐ No ☐

Describe ______________________ $ __________

Do you owe any monies to any Trading Permit Holder of CBOE or to a participant of another national securities exchange/association, national futures association, or a commodities exchange?........Yes ☐ No ☐

To Whom ______________________ $ __________

Have satisfactory arrangements been made to repay this debt? ....Yes ☐ No ☐

Describe ______________________ $ __________

II Financing Arrangements

CBOE Rule 8.10 governs the financing of market makers by non-broker-dealers. Each market maker who makes an arrangement with an non-broker-dealer to finance the market maker's transactions as a market maker is required by Rule 8.10 to identify to the CBOE Department of Member Firm Regulation: (i) the sources(s) of any such financing; (ii) the terms of any such financing; and (iii) the termination of, or any changes to, any such financing arrangement. The form to report any such financing arrangements is available from the Department of Member Firm Regulation (312-786-7937).

If you are a market maker or are applying to be approved as a market maker:

Have you received any financing from, or made any financing arrangements with, any non-broker-dealer to finance your transactions as a market maker?........Yes ☐ No ☐

Describe ______________________

If the answer to the foregoing question is "yes", have you filed with the Department of Member Firm Regulation a completed form to report this financing along with a copy of the loan agreement?........Yes ☐ No ☐

Securities and Exchange Commission (SEC) Rule15c3-1d governs the financing of a CBOE Trading Permit Holder broker-dealer by another broker-dealer. Any CBOE broker-dealer that borrows funds from another broker-dealer that are to be used for trading or other business purposes is required by SEC Rule 15c3-1d to do so pursuant to a subordinated loan agreement that has been filed with and approved by the Department of Member Firm Regulation. Subordinated Loan Agreement forms are available from the Department of Member Firm Regulation (312-786-7937).

If you are a broker-dealer:

Have you borrowed funds from any broker-dealer that are to be used for trading or other business purposes? ....Yes ☐ No ☐

Describe ______________________

If the answer to the foregoing question is "Yes", have you filed a subordinated loan agreement with the Department of Member Firm Regulation with respect to this loan and obtained approval of the loan from that Department?........Yes ☐ No ☐

III Net Worth (Nominee only)

Total Assets $ __________
Less Total Liabilities $ __________
Equals Net Worth $ __________

(Applicants operating as Broker-Dealers must complete the financial statement on page two or provide a current financial statement)

I hereby state that I have read and understand the contents of this financial statement and attest that such statement represents a true reflection of my financial condition as of the date of this submission. **Please note that it may be considered a violation of Exchange Rule 4.6 for an applicant for any type of Trading Permit to make a misstatement on any documents submitted to the Chicago Board Options Exchange.**

Name ______________________

Signature ______________________ Date __________

FINANCIAL STATEMENT

(Applicants Operating as Broker-Dealers must complete this or provide a current Financial Statement)

I. ASSETS

LIQUID ASSETS

Cash and checking accounts $________

#________

Savings accounts $________

#________

Money market funds $________

Certificates of deposit $________

Other (identify) $________

(________)

TOTAL LIQUID ASSETS $________

MARKETABLE INVESTMENTS

Investments held in your name $________

Government securities $________

Brokerage accounts

#________ $________

#________ $________

#________ $________

Commodity accounts

#________ $________

Exchange memberships $________

Other (identify) $________

(________)

TOTAL MARKETABLE INVESTMENTS $________

NON-MARKETABLE INVESTMENTS

Accounts and notes receivable $________

Business and partnership interests $________

Other (identify) $________

(________)

TOTAL NON-MARKETABLE INVESTMENTS $________

REAL ESTATE $________

TOTAL ASSETS $________

II. LIABILITIES

CURRENT LIABILITIES

Accounts and other bills payable $________

Notes payable-bank (secured) $________

Notes payable-bank (unsecured) $________

Notes payable-other $________

Tax liabilities $________

TOTAL CURRENT LIABILITIES $________

LONG TERM LIABILITIES

Mortgage note-personal residence $________

Mortgage note-other property $________

Notes payable-bank (secured) $________

Notes payable-bank (unsecured) $________

Margin account loans $________

#________

Other (identify) $________

(________)

TOTAL LONG TERM LIABILITIES $________

TOTAL LIABILITIES $________

NET WORTH $________
(assets minus liabilities)

August, 2010

Rev. Form U4 (05/2009)

UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

1. GENERAL INFORMATION

FIRST NAME:	MIDDLE NAME:	LAST NAME:	SUFFIX:
FIRM CRD #:	*FIRM* NAME:		EMPLOYMENT DATE(MM/DD/YYYY):
FIRM Billing Code:	*INDIVIDUAL CRD* #:		INDIVIDUAL SSN:

Do you have an independent contractor relationship with the above named *firm*?: O Yes O No

Office of Employment Address:

ORegistered ONon-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:			STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:			POSTAL CODE:	

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

ORegistered ONon-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:		STATE:		
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:		POSTAL CODE:		

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

ORegistered ONon-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:		STATE:		
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:		POSTAL CODE:		

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

2. FINGERPRINT INFORMATION

Electronic Filing Representation

O By selecting this option, I represent that I am submitting, have submitted, or promptly will submit to the appropriate *SRO* a fingerprint card as required under applicable *SRO* rules; or

Fingerprint card barcode ______________________

O By selecting this option, I represent that I have been employed continuously by the *filing firm* since the last submission of a fingerprint card to CRD and am not required to resubmit a fingerprint card at this time; or,

O By selecting this option, I represent that I have been employed continuously by the *filing firm* and my fingerprints have been processed by an *SRO* other than FINRA. I am submitting, have submitted, or promptly will submit the processed results for posting to CRD.

Exceptions to the Fingerprint Requirement

O By selecting one or more of the following two options, I affirm that I am exempt from the federal fingerprint requirement because I/*filing firm* currently satisfy(ies) the requirements of at least one of the permissive exemptions indicated below pursuant to Rule 17f-2 under the Securities Exchange Act of 1934, including any notice or application requirements specified therein:

☐ Rule 17f-2(a)(1)(i)

☐ Rule 17f-2(a)(1)(iii)

Investment Adviser Representative Only Applicants

O I affirm that I am applying only as an investment adviser representative and that I am not also applying or have not also applied with this *firm* to become a broker-dealer representative. If this radio button/box is selected, continue below.

O I am applying for registration only in *jurisdictions* that do not have fingerprint card filing requirements, or

O I am applying for registration in *jurisdictions* that have fingerprint card filing requirements and I am submitting, have submitted, or promptly will submit the appropriate fingerprint card directly to the *jurisdictions* for processing pursuant to applicable *jurisdiction* rules.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

3. REGISTRATION WITH UNAFFILIATED FIRMS

Some *jurisdictions* prohibit "dual registration," which occurs when an individual chooses to maintain a concurrent registration as a representative/agent with two or more *firms* (either BD or IA *firms*) that are not *affiliated*. *Jurisdictions* that prohibit dual registration would not, for example, permit a broker-dealer agent working with brokerage *firm* A to maintain a registration with brokerage *firm* B if *firms* A and B are not owned or controlled by a common parent. Before seeking a dual registration status, you should consult the applicable rules or statutes of the *jurisdictions* with which you seek registration for prohibitions on dual registrations or any liability provisions.

Please indicate whether the individual will maintain a "dual registration" status by answering the questions in this section. (Note: An individual should answer 'yes' only if the individual is currently registered and is seeking registration with a *firm* (either BD or IA) that is not *affiliated* with the individual's current employing *firm*. If this is an initial application, an individual must answer 'no' to these questions; a "dual registration" may be initiated only after an initial registration has been established).

Answer "yes" or "no" to the following questions:	Yes	No
A. Will *applicant* maintain registration with a broker-dealer that is not *affiliated* with the *filing firm*? If you answer "yes," list the *firm(s)* in Section 12 (Employment History).	O	O
B. Will *applicant* maintain registration with an investment adviser that is not *affiliated* with the *filing firm*? If you answer "yes," list the *firm(s)* in Section 12 (Employment History).	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

4. SRO REGISTRATIONS

Check appropriate *SRO* Registration requests.
Qualifying examinations will be automatically scheduled if needed. If you are only scheduling or re-scheduling an exam, skip this section and complete Section 7 (EXAMINATION REQUESTS).

REGISTRATION CATEGORY	FINRA	NYSE	AMEX	BATS-YX	BATS-ZX	BX	EDGA	EDGX	NSX	ARCA	CBOE	C2	CHX	PHLX	ISE	NQX
OP - Registered Options Principal (S4)																
IR - Investment Company and Variable Contracts Products Rep. (S6)																
GS - Full Registration/General Securities Representative (S7)																
TR - Securities Trader (S7)																
TS - Trading Supervisor (S7)																
SU - General Securities Sales Supervisor (S9 and S10)																
BM - Branch Office Manager (S9 and S10)																
SM - Securities Manager (S10)																
AR - Assistant Representative/Order Processing (S11)																
IE - United Kingdom - Limited General Securities Registered Representative (S17)																
DR - Direct Participation Program Representative (S22)																
GP - General Securities Principal (S24)																
IP - Investment Company and Variable Contracts Products Principal (S26)																
FA - Foreign Associate																
FN - Financial and Operations Principal (S27)																
FI - Introducing Broker-Dealer/Financial and Operations Principal (S28)																
RS - Research Analyst (S86, S87)																
RP - Research Principal																
DP - Direct Participation Program Principal (S39)																
OR - Options Representative (S42)																
MR - Municipal Securities Representative (S52)																
MP - Municipal Securities Principal (S53)																
CS - Corporate Securities Representative (S62)																
RG - Government Securities Representative (S72)																
PG - Government Securities Principal (S73)																
SA - Supervisory Analyst (S16)																
PR - Limited Representative - Private Securities Offerings (S82)																
CD - Canada-Limited General Securities Registered Representative (S37)																
CN - Canada-Limited General Securities Registered Representative (S38)																
ET - Equity Trader (S55)																
AM - Allied Member																
AP - Approved Person																
LE - Securities Lending Representative																
LS - Securities Lending Supervisor																
ME - Member Exchange																
FE - Floor Employee																
OF – Officer																
CO - Compliance Official (S14)																
CF - Compliance Official Specialist (S14A)																
PM - Floor Member Conducting Public Business																
PC - Floor Clerk Conducting Public Business																
SC - Specialist Clerk (S21)																
TA - Trading Assistant (S25)																
FP - Municipal Fund (S51)																
IF - In-Firm Delivery Proctor																
MM - Market Maker Authorized Trader-Options (S44)																
FB - Floor Broker																
MB - Market Maker acting as Floor Broker																
OT - Authorized Trader (S7)																
MT - Market Maker Authorized Trader-Equities (S7)																

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

REGISTRATION CATEGORY	FINRA	NYSE	AMEX	BATS-YX	BATS-ZX	BX	EDGA	EDGX	NSX	ARCA	CBOE	C2	CHX	PHLX	ISE	NQX
IB – Investment Banking Representative (S79)																
AF - Floor Broker - Options																
AO - Market Maker - Opt																
AC - Floor Clerk-Options																
CT - Proprietary Trader Compliance Officer (S56, S14)																
PT - Proprietary Trader (S56)																
TP - Proprietary Trader Principal (S56, S24)																
Other ______________________ (Paper Form Only)																

Rev. Form U4 (05/2009)

UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

5. JURISDICTION REGISTRATIONS

Check appropriate *jurisdiction(s)* for broker-dealer agent (AG) and/or investment adviser representative (RA) registration requests.

JURISDICTION	AG	RA	JURISDICTION	AG	RA	JURISDICTION	AG	RA	JURISDICTION	AG	RA
Alabama	☐	☐	Illinois	☐	☐	Montana	☐	☐	Puerto Rico	☐	☐
Alaska	☐	☐	Indiana	☐	☐	Nebraska	☐	☐	Rhode Island	☐	☐
Arizona	☐	☐	Iowa	☐	☐	Nevada	☐	☐	South Carolina	☐	☐
Arkansas	☐	☐	Kansas	☐	☐	New Hampshire	☐	☐	South Dakota	☐	☐
California	☐	☐	Kentucky	☐	☐	New Jersey	☐	☐	Tennessee	☐	☐
Colorado	☐	☐	Louisiana	☐	☐	New Mexico	☐	☐	Texas	☐	☐
Connecticut	☐	☐	Maine	☐	☐	New York	☐	☐	Utah	☐	☐
Delaware	☐	☐	Maryland	☐	☐	North Carolina	☐	☐	Vermont	☐	☐
District of Columbia	☐	☐	Massachusetts	☐	☐	North Dakota	☐	☐	Virgin Islands	☐	☐
Florida	☐	☐	Michigan	☐	☐	Ohio	☐	☐	Virginia	☐	☐
Georgia	☐	☐	Minnesota	☐	☐	Oklahoma	☐	☐	Washington	☐	☐
Hawaii	☐	☐	Mississippi	☐	☐	Oregon	☐	☐	West Virginia	☐	☐
Idaho	☐	☐	Missouri	☐	☐	Pennsylvania	☐	☐	Wisconsin	☐	☐
									Wyoming	☐	☐

☐ AGENT OF THE ISSUER REGISTRATION (AI) Indicate 2 letter *jurisdiction* code(s):___________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

6. REGISTRATION REQUESTS WITH AFFILIATED FIRMS

Will *applicant* maintain registration with *firm(s)* under common ownership or control with the *filing firm*? O Yes O No
If "yes", fill in the details to indicate a request for registration with additional *firm(s)*.
If the individual seeks registration with *firm(s) affiliated* with the *filing firm*, complete the following to make a request for registration with the additional *affiliated firm(s)* other than the *filing firm*.

AFFILIATED FIRM CRD #:	*AFFILIATED FIRM* NAME:
EMPLOYMENT DATE:	Do you have an independent contractor relationship with the above named *firm*?: O Yes O No
AFFILIATED FIRM BILLING CODE:	
Office of Employment Address:	

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:		STATE:		
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:		POSTAL CODE:		
Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐						
O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:		STATE:		
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:		POSTAL CODE:		
Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐						
O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:		STATE:		
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:		POSTAL CODE:		
Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐						

☐ Check here to request the same *SRO* and *jurisdiction* registrations for this *affiliated firm* that are requested on this application for the *filing firm*.

☐ Check here to request different *SRO* and *jurisdiction* registrations than requested on this application for your *filing firm*.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

AFFILIATED FIRM FINGERPRINT INFORMATION

Electronic Filing Representation

O By selecting this option, I represent that I am submitting, have submitted, or promptly will submit to the appropriate *SRO* a fingerprint card as required under applicable *SRO* rules; or

Fingerprint card barcode ______________________

O By selecting this option, I represent that I have been employed continuously by the *filing firm* since the last submission of a fingerprint card to CRD and am not required to resubmit a fingerprint card at this time; or,

O By selecting this option, I represent that I have been employed continuously by the *filing firm* and my fingerprints have been processed by an *SRO* other than FINRA. I am submitting, have submitted, or promptly will submit the processed results for posting to CRD.

Exceptions to the Fingerprint Requirement

O By selecting one or more of the following two options, I affirm that I am exempt from the federal fingerprint requirement because I/*filing firm* currently satisfy(ies) the requirements of at least one of the permissive exemptions indicated below pursuant to Rule 17f-2 under the Securities Exchange Act of 1934, including any notice or application requirements specified therein:

- ☐ Rule 17f-2(a)(1)(i)
- ☐ Rule 17f-2(a)(1)(iii)

Investment Adviser Representative Only Applicants

O I affirm that I am applying only as an investment adviser representative and that I am not also applying or have not also applied with this *firm* to become a broker-dealer representative. If this radio button/box is selected, continue below.

- O I am applying for registration only in *jurisdictions* that do not have fingerprint card filing requirements, or
- O I am applying for registration in *jurisdictions* that have fingerprint card filing requirements and I am submitting, have submitted, or promptly will submit the appropriate fingerprint card directly to the *jurisdictions* for processing pursuant to applicable *jurisdiction* rules.

7. EXAMINATION REQUESTS

Scheduling or Rescheduling Examinations. Complete this section only if you are scheduling or rescheduling an examination or continuing education session. Do not select the Series 63 (S63) or Series 65 (S65) examinations in this section if you have completed Section 5 (JURISDICTION REGISTRATION) and have selected registration in a *jurisdiction*. If you have completed Section 5 (JURISDICTION REGISTRATION), and requested an AG registration in a *jurisdiction* that requires that you pass the S63 examination, an S63 examination will be automatically scheduled for you upon submission of this Form U4. If you have completed Section 5 (JURISDICTION REGISTRATION), and requested an RA registration in a *jurisdiction* that requires that you pass the S65 examination, an S65 examination will be automatically scheduled for you upon submission of this Form U4.

☐ S3	☐ S11	☐ S23	☐ S32	☐ S51	☐ S72	☐ S201	
☐ S4	☐ S14	☐ S24	☐ S37	☐ S52	☐ S73		
☐ S5	☐ S14A	☐ S25	☐ S38	☐ S53	☐ S79		
☐ S6	☐ S15	☐ S26	☐ S39	☐ S55	☐ S82		
☐ S7	☐ S16	☐ S27	☐ S42	☐ S62	☐ S86		
☐ S7A	☐ S17	☐ S28	☐ S44	☐ S63	☐ S87		
☐ S9	☐ S21	☐ S30	☐ S45	☐ S65	☐ S101		
☐ S10	☐ S22	☐ S31	☐ S46	☐ S66	☐ S106		

Other ______________________ (Paper Form Only)

OPTIONAL: Foreign Exam City ______________________ Date (MM/DD/YYYY) ______________________

If you have taken an exam prior to registering through the CRD system enter the exam type and date taken.

Exam type: ______________________ Date taken (MM/DD/YYYY): ______________________

8. PROFESSIONAL DESIGNATIONS

Select each designation you currently maintain.

☐ **Certified Financial Planner**	☐ **Chartered Financial Consultant (ChFC)**	☐ **Personal Financial Specialist (PFS)**
☐ **Chartered Financial Analyst (CFA)**	☐ **Chartered Investment Counselor (CIC)**	

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

9. IDENTIFYING INFORMATION/NAME CHANGE

FIRST NAME:	MIDDLE NAME:		LAST NAME:	SUFFIX:
DATE OF BIRTH (MM/DD/YYYY):	STATE/PROVINCE OF BIRTH:		COUNTRY OF BIRTH:	SEX: O Male O Female
HEIGHT (FT):	HEIGHT (IN):	WEIGHT (LBS):	HAIR COLOR:	EYE COLOR:

10. OTHER NAMES

Enter all other names that you have used or are using, or by which you are known or have been known, other than your legal name, since the age of 18. This field should include, for example, nicknames, aliases, and names used before or after marriage.

FIRST NAME:	MIDDLE NAME:	LAST NAME:	SUFFIX:
FIRST NAME:	MIDDLE NAME:	LAST NAME:	SUFFIX:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

11. RESIDENTIAL HISTORY

Starting with the current address, give all addresses for the past 5 years. Report changes as they occur.

FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

12. EMPLOYMENT HISTORY

Provide complete employment history for the past 10 years. Include the *firm(s)* noted in Section 1 (GENERAL INFORMATION) and Section 6 (REGISTRATION REQUESTS WITH AFFILIATED FIRMS). Include all *firm(s)* from Section 3 (REGISTRATION WITH UNAFFILIATED FIRMS). Account for all time including full and part-time employments, self-employment, military service, and homemaking. Also include statuses such as unemployed, full-time education, extended travel, or other similar statuses.

Report changes as they occur.

FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

13. OTHER BUSINESS

Are you currently engaged in any other business either as a proprietor, partner, officer, director, employee, trustee, agent or otherwise? (Please exclude non *investment-related* activity that is exclusively charitable, civic, religious or fraternal and is recognized as tax exempt.)
If YES, please provide the following details: the name of the other business, whether the business is *investment-related*, the address of the other business, the nature of the other business, your position, title, or relationship with the other business, the start date of your relationship, the approximate number of hours/month you devote to the other business, the number of hours you devote to the other business during securities trading hours, and briefly describe your duties relating to the other business.

O Yes O No

If "Yes," please enter details below.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

14. DISCLOSURE QUESTIONS

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS 'YES', COMPLETE DETAILS OF ALL EVENTS OR PROCEEDINGS ON APPROPRIATE DRP(S)

REFER TO THE EXPLANATION OF TERMS SECTION OF FORM U4 INSTRUCTIONS FOR EXPLANATIONS OF ITALICIZED TERMS.

			YES	NO
		Criminal Disclosure		
14A.	**(1)**	**Have you ever:**		
		(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	O	O
		(b) been *charged* with any *felony*?	O	O
	(2)	**Based upon activities that occurred while you exercised *control* over it, has an organization ever:**		
		(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to any *felony*?	O	O
		(b) been *charged* with any *felony*?	O	O
14B.	**(1)**	**Have you ever:**		
		(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	O	O
		(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	O	O
	(2)	**Based upon activities that occurred while you exercised *control* over it, has an organization ever:**		
		(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to a *misdemeanor* specified in 14B(1)(a)?	O	O
		(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	O	O
		Regulatory Action Disclosure	YES	NO
14C.		**Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:**		
	(1)	*found* you to have made a false statement or omission?	O	O
	(2)	*found* you to have been *involved* in a violation of its regulations or statutes?	O	O
	(3)	*found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	O	O
	(4)	entered an *order* against you in connection with *investment-related* activity?	O	O
	(5)	imposed a civil money penalty on you, or *ordered* you to cease and desist from any activity?	O	O
	(6)	*found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation?	O	O
	(7)	*found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
	(8)	*found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
14D.	**(1)**	**Has any other Federal regulatory agency or any state regulatory agency or *foreign financial regulatory authority* ever:**		
		(a) *found* you to have made a false statement or omission or been dishonest, unfair or unethical?	O	O
		(b) *found* you to have been *involved* in a violation of *investment-related* regulation(s) or statute(s)?	O	O
		(c) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	O	O
		(d) entered an *order* against you in connection with an *investment-related* activity?	O	O
		(e) denied, suspended, or revoked your registration or license or otherwise, by *order*, prevented you from associating with an *investment-related* business or restricted your activities?	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

14. DISCLOSURE QUESTIONS (CONTINUED)

		YES	NO
	(2) **Have you been subject to any *final order* of a state securities commission (or any agency or office performing like functions), state authority that supervises or examines banks, savings associations, or credit unions, state insurance commission (or any agency or office performing like functions), an appropriate *federal banking agency*, or the National Credit Union Administration, that:**		
	(a) bars you from association with an entity regulated by such commission, authority, agency, or officer, or from engaging in the business of securities, insurance, banking, savings association activities, or credit union activities; or	O	O
	(b) constitutes a *final order* based on violations of any laws or regulations that prohibit fraudulent, manipulative, or deceptive conduct?	O	O
14E.	**Has any *self-regulatory organization* ever:**		
	(1) *found* you to have made a false statement or omission?	O	O
	(2) *found* you to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?	O	O
	(3) *found* you to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	O	O
	(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities?	O	O
	(5) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation?	O	O
	(6) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
	(7) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
14F.	**Have you ever had an authorization to act as an attorney, accountant or federal contractor that was revoked or suspended?**	O	O
14G.	**Have you been notified, in writing, that you are now the subject of any:**		
	(1) regulatory complaint or *proceeding* that could result in a "yes" answer to any part of 14C, D or E? (*If "yes", complete the Regulatory Action Disclosure Reporting Page.)*	O	O
	(2) *investigation* that could result in a "yes" answer to any part of 14A, B, C, D or E? (If "*yes*", complete the *Investigation* Disclosure Reporting Page.)	O	O
	Civil Judicial Disclosure	**YES**	**NO**
14H.	(1) **Has any domestic or foreign court ever:**		
	(a) *enjoined* you in connection with any *investment-related* activity?	O	O
	(b) *found* that you were *involved* in a violation of *any investment-related* statute(s) or regulation(s)?	O	O
	(c) dismissed, pursuant to a settlement agreement, *an investment-related* civil action brought against you by a state or *foreign financial regulatory authority*?	O	O
	(2) **Are you named in any pending *investment-related* civil action that could result in a "yes" answer to any part of 14H(1)?**	O	O
	Customer Complaint/Arbitration/Civil Litigation Disclosure	**YES**	**NO**
14I.	(1) **Have you ever been named as a respondent/defendant in an *investment-related*, consumer-initiated arbitration or civil litigation which alleged that you were *involved* in one or more *sales practice violations* and which:**		
	(a) is still pending, or;	O	O
	(b) resulted in an arbitration award or civil judgment against you, regardless of amount, or;	O	O
	(c) was settled, prior to 05/18/2009, for an amount of $10,000 or more, or;	O	O
	(d) was settled, on or after 05/18/2009, for an amount of $15,000 or more?	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

14. DISCLOSURE QUESTIONS (CONTINUED)

		YES	NO
	(2) Have you ever been the subject of an *investment-related*, consumer-initiated (written or oral) complaint, which alleged that you were *involved* in one or more *sales practice violations*, and which:		
	(a) was settled, prior to 05/18/2009, for an amount of $10,000 or more, or;	O	O
	(b) was settled, on or after 05/18/2009, for an amount of $15,000 or more?	O	O
	(3) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated, written complaint, not otherwise reported under question 14I(2) above, which:		
	(a) alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the complaint must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;	O	O
	(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities?	O	O
	Answer questions (4) and (5) below only for arbitration claims or civil litigation filed on or after 05/18/2009.		
	(4) Have you ever been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation which alleged that you were *involved* in one or more *sales practice violations*, and which:		
	(a) was settled for an amount of $15,000 or more, or;	O	O
	(b) resulted in an arbitration award or civil judgment against any named respondent(s)/defendant(s), regardless of amount?	O	O
	(5) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation not otherwise reported under question 14I(4) above, which:		
	(a) alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the arbitration claim or civil litigation must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;	O	O
	(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities?	O	O
	Termination Disclosure	**YES**	**NO**
14J.	**Have you ever voluntarily *resigned*, been discharged or permitted to *resign* after allegations were made that accused you of:**		
	(1) violating *investment-related* statutes, regulations, rules, or industry standards of conduct?	O	O
	(2) fraud or the wrongful taking of property?	O	O
	(3) failure to supervise in connection with *investment-related* statutes, regulations, rules or industry standards of conduct?	O	O
	Financial Disclosure	**YES**	**NO**
14K.	**Within the past 10 years:**		
	(1) have you made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	O	O
	(2) based upon events that occurred while you exercised *control* over it, has an organization made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	O	O
	(3) based upon events that occurred while you exercised *control* over it, has a broker or dealer been the subject of an involuntary bankruptcy petition, or had a trustee appointed, or had a direct payment procedure initiated under the Securities Investor Protection Act?	O	O
14L.	**Has a bonding company ever denied, paid out on, or revoked a bond for you?**	O	O
14M.	**Do you have any unsatisfied judgments or liens against you?**	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

15. SIGNATURES

Please Read Carefully. All signatures required on this Form U4 filing must be made in this section.

A "signature" includes a manual signature or an electronically transmitted equivalent. For purposes of an electronic form filing, a signature is effected by typing a name in the designated signature field. By typing a name in this field, the signatory acknowledges and represents that the entry constitutes in every way, use, or aspect, his or her legally binding signature.

15A. INDIVIDUAL/APPLICANT'S ACKNOWLEDGMENT AND CONSENT This section must be completed on all initial or Temporary Registration form filings.
15B. FIRM/APPROPRIATE SIGNATORY REPRESENTATIONS This section must be completed on all initial or Temporary Registration form filings.
15C. TEMPORARY REGISTRATION ACKNOWLEDGMENT This section must be completed on Temporary Registration form filings to be able to receive Temporary Registration.
15D. INDIVIDUAL/APPLICANT'S AMENDMENT ACKNOWLEDGMENT AND CONSENT This section must be completed on any amendment filing that amends any information in Section 14 (Disclosure Questions) or any Disclosure Reporting Page (DRP).
15E. FIRM/APPROPRIATE SIGNATORY AMENDMENT REPRESENTATIONS This section must be completed on all amendment form filings.
15F. FIRM/APPROPRIATE SIGNATORY CONCURRENCE This section must be completed to concur with a U4 filing made by another *firm* (IA/BD) on behalf of an individual that is also registered with that other *firm* (IA/BD).

15A. INDIVIDUAL/APPLICANT'S ACKNOWLEDGEMENT AND CONSENT

1. I swear or affirm that I have read and understand the items and instructions on this form and that my answers (including attachments) are true and complete to the best of my knowledge. I understand that I am subject to administrative, civil or criminal penalties if I give false or misleading answers.

2. I apply for registration with the *jurisdictions* and *SROs* indicated in Section 4 (SRO REGISTRATION) and Section 5 (JURISDICTION REGISTRATION) as may be amended from time to time and, in consideration of the *jurisdictions* and *SROs* receiving and considering my application, I submit to the authority of the *jurisdictions* and *SROs* and agree to comply with all provisions, conditions and covenants of the statutes, constitutions, certificates of incorporation, by-laws and rules and regulations of the *jurisdictions* and *SROs* as they are or may be adopted, or amended from time to time. I further agree to be subject to and comply with all requirements, rulings, orders, directives and decisions of, and penalties, prohibitions and limitations imposed by the *jurisdictions* and *SROs*, subject to right of appeal or review as provided by law.

3. I agree that neither the *jurisdictions* or *SROs* nor any person acting on their behalf shall be liable to me for action taken or omitted to be taken in official capacity or in the scope of employment, except as otherwise provided in the statutes, constitutions, certificates of incorporation, by-laws or the rules and regulations of the *jurisdictions* and *SROs*.

4. I authorize the *jurisdictions*, *SROs*, and the *designated entity* to give any information they may have concerning me to any employer or prospective employer, any federal, state or municipal agency, or any other *SRO* and I release the *jurisdictions*, *SROs*, and the *designated entity*, and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

5. I agree to arbitrate any dispute, claim or controversy that may arise between me and my *firm*, or a customer, or any other person, that is required to be arbitrated under the rules, constitutions, or by-laws of the *SROs* indicated in Section 4 (SRO REGISTRATION) as may be amended from time to time and that any arbitration award rendered against me may be entered as a judgment in any court of competent *jurisdiction*.

6. For the purpose of complying with the laws relating to the offer or sale of securities or commodities or investment advisory activities, I irrevocably appoint the administrator of each *jurisdiction* indicated in Section 5 (JURISDICTION REGISTRATION) as may be amended from time to time, or such other person designated by law, and the successors in such office, my attorney upon whom may be served any notice, process, pleading, subpoena or other document in any action or *proceeding* against me arising out of or in connection with the offer or sale of securities or commodities, or investment advisory activities or out of the violation or alleged violation of the laws of such *jurisdictions*. I consent that any such action or *proceeding* against me may be commenced in any court of competent *jurisdiction* and proper venue by service of process upon the appointee as if I were a resident of, and had been lawfully served with process in the *jurisdiction*. I request that a copy of any notice, process, pleading, subpoena or other document served hereunder be mailed to my current residential address as reflected in this form or any amendment thereto.

7. I consent that the service of any process, pleading, subpoena, or other document in any *investigation* or administrative *proceeding* conducted by the SEC, CFTC or a *jurisdiction* or in any civil action in which the SEC, CFTC or a *jurisdiction* are plaintiffs, or the notice of any *investigation* or *proceeding* by any *SRO* against the *applicant*, may be made by personal service or by regular, registered or certified mail or confirmed telegram to me at my most recent business or home address as reflected in this Form U4, or any amendment thereto, by leaving such documents or notice at such address, or by any other legally permissible means. I further stipulate and agree that any civil action or administrative *proceeding* instituted by the SEC, CFTC or a *jurisdiction* may be commenced by the service of process as described herein, and that service of an administrative subpoena shall be effected by such service, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

8. I authorize all my employers and any other person to furnish to any *jurisdiction, SRO, designated entity,* employer, prospective employer, or any agent acting on its behalf, any information they have, including without limitation my creditworthiness, character, ability, business activities, educational background, general reputation, history of my employment and, in the case of former employers, complete reasons for my termination. Moreover, I release each employer, former employer and each other person from any and all liability, of whatever nature, by reason of furnishing any of the above information, including that information reported on the Uniform Termination Notice for Securities Industry Registration (Form U5). I recognize that I may be the subject of an investigative consumer report and waive any requirement of notification with respect to any investigative consumer report ordered by any *jurisdiction, SRO, designated entity*, employer, or prospective employer. I understand that I have the right to request complete and accurate disclosure by the *jurisdiction, SRO, designated entity*, employer or prospective employer of the nature and scope of the requested investigative consumer report.

9. I understand and certify that the representations in this form apply to all employers with whom I seek registration as indicated in Section 1 (GENERAL INFORMATION) or Section 6 (REGISTRATION REQUESTS WITH AFFILIATED FIRMS) of this form. I agree to update this form by causing an amendment to be filed on a timely basis whenever changes occur to answers previously reported. Further, I represent that, to the extent any information previously submitted is not amended, the information provided in this form is currently accurate and complete.

10. I authorize any employer or prospective employer to file electronically on my behalf any information required in this form or any amendment thereto; I certify that I have reviewed and approved the information to be submitted to any *jurisdiction* or *SRO* on this Form U4 Application; I agree that I will review and approve all disclosure information that will be filed electronically on my behalf; I further agree to waive any objection to the admissibility of the electronically filed records in any criminal, civil, or administrative *proceeding*.

Applicant or *applicant's* agent has typed *applicant's* name under this section to attest to the completeness and accuracy of this record. The *applicant* recognizes that this typed name constitutes, in every way, use or aspect, his or her legally binding signature.

Date (MM/DD/YYYY) ____________________

____
Signature of *Applicant*

____
Printed Name

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

15B. FIRM/APPROPRIATE SIGNATORY REPRESENTATIONS

THE FIRM MUST COMPLETE THE FOLLOWING:

To the best of my knowledge and belief, the *applicant* is currently bonded where required, and, at the time of approval, will be familiar with the statutes, constitution(s), rules and by-laws of the agency, *jurisdiction* or *SRO* with which this application is being filed, and the rules governing registered persons, and will be fully qualified for the position for which application is being made herein. I agree that, notwithstanding the approval of such agency, *jurisdiction* or *SRO* which hereby is requested, I will not employ the *applicant* in the capacity stated herein without first receiving the approval of any authority that may be required by law.

This *firm* has communicated with all of the *applicant*'s previous employers for the past three years and has documentation on file with the names of the persons contacted and the date of contact. In addition, I have taken appropriate steps to verify the accuracy and completeness of the information contained in and with this application.

I have provided the *applicant* an opportunity to review the information contained herein and the *applicant* has approved this information and signed the Form U4.

Date (MM/DD/YYYY)

Printed Name

Signature of *Appropriate Signatory*

15C. TEMPORARY REGISTRATION ACKNOWLEDGEMENT

If an *applicant* has been registered in a *jurisdiction* or *self regulatory organization (SRO)* in the 30 days prior to the date an application for registration is filed with the Central Registration Depository or Investment Adviser Registration Depository, he or she may qualify for a Temporary Registration to conduct securities business in that *jurisdiction* or *SRO* if this acknowledgment is executed and filed with the Form U4 at the *applicant's firm*.

This acknowledgment must be signed only if the *applicant* intends to apply for a Temporary Registration while the application for registration is under review.

I request a Temporary Registration in each *jurisdiction* and/or *SRO* requested on this Form U4, while my registration with the *jurisdiction(s)* and/or *SRO(s)* requested is under review;

I am requesting a Temporary Registration with the *firm* filing on my behalf for the *jurisdiction(s)* and/or *SRO(s)* noted in Section 4 (SRO REGISTRATION) and/or Section 5 (JURISDICTION REGISTRATION) of this Form U4;

I understand that I may request a Temporary Registration only in those *jurisdiction(s)* and/or *SRO(s)* in which I have been registered with my prior *firm* within the previous 30 days;

I understand that I may not engage in any securities activities requiring registration in a *jurisdiction* and/or *SRO* until I have received notice from the CRD or IARD that I have been granted a Temporary Registration in that *jurisdiction* and/or *SRO*;

I agree that until the Temporary Registration has been replaced by a registration, any *jurisdiction* and/or *SRO* in which I have applied for registration may withdraw the Temporary Registration;

If a *jurisdiction* or *SRO* withdraws my Temporary Registration, my application will then be held pending in that *jurisdiction* and/or *SRO* until its review is complete and the registration is granted or denied, or the application is withdrawn;

I understand and agree that, in the event my Temporary Registration is withdrawn by a *jurisdiction* and/or *SRO*, I must immediately cease any securities activities requiring a registration in that *jurisdiction* and/or *SRO* until it grants my registration;

I understand that by executing this Acknowledgment I am agreeing not to challenge the withdrawal of a Temporary Registration; however, I do not waive any right I may have in any *jurisdiction* and/or *SRO* with respect to any decision by that *jurisdiction* and/or *SRO* to deny my application for registration.

Date (MM/DD/YYYY)

Signature of *Applicant*

Printed Name

15D. AMENDMENT INDIVIDUAL/APPLICANT'S ACKNOWLEDGEMENT AND CONSENT

Date (MM/DD/YYYY)

Signature of *Applicant*

Printed Name

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

15E. FIRM/APPROPRIATE SIGNATORY AMENDMENT REPRESENTATIONS

THE FIRM MUST COMPLETE THE FOLLOWING:

Date (MM/DD/YYYY)

Signature of *Appropriate Signatory*

Printed Name

15F. FIRM/APPROPRIATE SIGNATORY CONCURRENCE

By typing an appropriate signatory's name in this field, I swear or affirm that I have reviewed and that I concur with this filing:

Date (MM/DD/YYYY)

Signature of *Appropriate Signatory*

Printed Name

UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

ATTACHMENT SHEET	
Use this attachment to report continued information.	
SECTION NUMBER	ANSWER

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

DISCLOSURE REPORTING PAGES

U4 - BANKRUPTCY/SIPC/COMPROMISE WITH CREDITORS DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐**AMENDED** response to report details for affirmative response(s) to ***Question(s) 14K*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐14K(1) ☐14K(2) ☐14K(3)

If events result in affirmative answers to both 14K(1) and 14K(2), details to each must be provided on separate DRPs.

1. Action Type (select appropriate item):

   O Bankruptcy [Circle one: Chapter 7, Chapter 11, Chapter 13, Other]

   O Compromise O Declaration O Liquidation O Receivership O Other:____________________

2. Action Date (MM/DD/YYYY) (Provide date bankruptcy was filed, or date SIPC was initiated, or date of compromise with creditor):____________________ O Exact O Explanation

   If not exact, provide explanation:

3. If the financial action relates to an organization over which you exercise(d) *control*, provide:
   A. Organization Name:____________________
   B. Position, title or relationship:____________________
   C. *Investment-related* business? O Yes O No

4. Court action brought in: O Federal Court O State Court O Foreign Court O Other:____________________
   A. Name of Court:____________________
   B. Location of Court (City or County and State or Country):____________________
   C. Docket/Case#:____________

   ☐Check this box if the Docket/Case# is your SSN, a Bank Card number, or a Personal Identification Number.

5. Is action currently pending? O Yes O No

6. If not pending, provide Disposition Type (select appropriate item):

   O Direct Payment Procedure O Discharged O Dismissed O Dissolved O SIPA Trustee Appointed

   O Satisfied/Released O Other:____________________

7. Disposition Date (MM/DD/YYYY):____________________ O Exact O Explanation

   If not exact, provide explanation:

8. If a compromise with creditors, provide:
   A. Name of Creditor:____________________
   B. Original amount owed: $____________
   C. Terms/Compromise reached with creditor:

9. If a SIPA trustee was appointed or a direct payment procedure was begun:
   A. Provide the amount paid or agreed to be paid by you: $____________ ; or
      The name of the Trustee:____________________
   B. Currently Open? O Yes O No
   C. Date Direct Payment Initiated/Filed or Trustee Appointed
      (MM/DD/YYYY):____________________ O Exact O Explanation

   If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - BANKRUPTCY/SIPC/COMPROMISE WITH CREDITORS DRP (CONTINUED)

Rev. DRP (05/2009)

10. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - BOND DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐**INITIAL** or ☐**AMENDED** response to report details for affirmative response(s) to ***Question(s) 14L*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐**14L**

If multiple, unrelated events result in the same affirmative answer, details must be provided on separate DRPs.

1. Firm Name (Policy Holder): ______________________

2. Bonding Company Name: ______________________

3. Disposition Type: O Denied O Payout O Revoked

4. Disposition Date (MM/DD/YYYY):______________ O Exact O Explanation
   If not exact, provide explanation:

5. If disposition resulted in Payout:
   A. Payout Amount: $____________
   B. Date Paid (MM/DD/YYYY):______________ O Exact O Explanation
   If not exact, provide explanation:

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s) to ***Question(s) 14H*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐14H(1)(a) ☐14H(1)(b) ☐14H(1)(c) ☐14H(2)

One event may result in more than one affirmative answer to the above items. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

1. Court Action initiated by:
   A. (Select appropriate item):
   O SEC O Other Federal Agency O *Jurisdiction* O *Foreign Financial Regulatory Authority* O *Firm* O Private Plaintiff
   B. Name of party initiating the proceeding:________________________

2. Relief Sought: (select all that apply):
   ☐Cease and Desist ☐Injunction ☐Restraining Order
   ☐Civil and Administrative Penalty(ies)/Fine(s) ☐Monetary Penalty other than Fines ☐Other:__________
   ☐Disgorgement ☐Restitution

3. A. Filing Date of Court Action (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

   B. Date notice/process was served (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

4. Product Type(s): (select all that apply)

☐No Product	☐Derivative	☐Mutual Fund
☐Annuity-Charitable	☐Direct Investment-DPP & LP Interest	☐Oil & Gas
☐Annuity-Fixed	☐Equipment Leasing	☐Options
☐Annuity-Variable	☐Equity Listed (Common & Preferred Stock)	☐Penny Stock
☐Banking Product (other than CD)	☐Equity-OTC	☐Prime Bank Instrument
☐CD	☐Futures Commodity	☐Promissory Note
☐Commodity Option	☐Futures-Financial	☐Real Estate Security
☐Debt-Asset Backed	☐Index Option	☐Security Futures
☐Debt-Corporate	☐Insurance	☐Unit Investment Trust
☐Debt-Government	☐Investment Contract	☐Viatical Settlement
☐Debt-Municipal	☐Money Market Fund	☐Other:__________

5. Formal Action was brought in:
   O Federal Court O State Court O Foreign Court O Military Court O Other:__________
   A. Name of Court:____________________
   B. Location of Court (City or County and State or Country):____________________
   C. Docket/Case#:__________

6. Employing *Firm* when activity occurred which led to the civil judicial action:____________________

7. Describe the allegations related to this civil action. (Your information must fit within the space provided.):

8. Current Status? O Pending O On Appeal O Final

9. If pending and any limitations or restrictions are currently in effect, provide details:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP (CONTINUED)

Rev. DRP (05/2009)

10. If on appeal:
    A. Action appealed to (provide name of court):______________________________
    B. Court Location:______________________________
    C. Docket/Case#:______________
    D. Date appeal filed (MM/DD/YYYY):__________________ O Exact O Explanation
    If not exact, provide explanation:
    E. Appeal details (including status):
    F. If on Appeal and any limitations or restrictions are currently in effect, provide details:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

11. Resolution Detail:
    A. How was matter resolved? (select appropriate item):
    O Consent O Judgment Rendered O Settled
    O Vacated O Vacated Nunc Pro Tunc / ab initio O Dismissed
    O Withdrawn O Other:__________________
    B. Resolution Date (MM/DD/YYYY):__________________ O Exact O Explanation
    If not exact, provide explanation:

12. Sanction Detail:
    A. Were any of the following Sanctions Ordered or Relief Granted? (select all that apply):
    ☐ Civil and Administrative Penalty(ies)/Fine(s) ☐ Injunction
    ☐ Cease and Desist ☐ Monetary Penalty other than fines
    ☐ Disgorgement ☐ Restitution
    B. Other Sanctions:______________________________
    C. If *enjoined*, provide:

Injunction Details

Registration Capacities Affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):__________________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):__________________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):__________________ O Exact O Explanation
If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP (CONTINUED)

Rev. DRP (05/2009)

Injunction Details

Registration Capacities Affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):____________________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Injunction Details

Registration Capacities Affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):____________________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

D. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide:

Monetary Related Sanction Details

Monetary Related Sanction Type: O Monetary Fine O Disgorgement O Restitution O Other (requires explanation)
Explanation:

Total Amount: $________________

Portion levied against you: $________________

Date Paid by You (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No

If yes, amount: $________________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP (CONTINUED)

Rev. DRP (05/2009)

Monetary Related Sanction Details

Monetary Related Sanction Type: O Monetary Fine O Disgorgement O Restitution O Other (requires explanation)
Explanation:

Total Amount: $________________
Portion levied against you: $________________
Date Paid by You (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

Monetary Related Sanction Details

Monetary Related Sanction Type: O Monetary Fine O Disgorgement O Restitution O Other (requires explanation)
Explanation:

Total Amount: $________________
Portion levied against you: $________________
Date Paid by You (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

13. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action, as well as the current status or disposition and/or finding(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CRIMINAL DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s to ***Question(s) 14A and 14B*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐ 14A(1)(a) ☐ 14A(2)(a) ☐ 14B(1)(a) ☐ 14B(2)(a)
☐ 14A(1)(b) ☐ 14A(2)(b) ☐ 14B(1)(b) ☐ 14B(2)(b)

Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items. Multiple counts of the same charge arising out of the same event should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted.

1. If charge(s) were brought against an organization over which you exercise(d) *control*:
   A. Organization Name:__________
   B. *Investment-related* business? O Yes O No
   C. Position, title or relationship:__________

2. Formal action was brought in:
   O Federal Court O State Court O Foreign Court O Military Court O Other:__________
   A. Name of Court:__________
   B. Location of Court (City or County and State or Country):__________
   C. Docket/Case#:__________

3. Event Status:
   A. Current status of the Event? O Pending O On Appeal O Final
   B. Event Status Date (complete unless status is pending) (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

4. Event and Disposition Disclosure Detail (Use this for both organizational and individual charges.):
   A. Date First Charged (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

   B. Event and Disposition Detail:

Charge Details (complete every field for each charge.)

Formal Charge/Description:

No. of Counts:__________

Felony or *Misdemeanor*: O *Felony* O *Misdemeanor*

Plea for each Charge:__________

Disposition of Charge:

O Acquitted O Dismissed O Pre-trial Intervention
O Amended O Found not guilty O Reduced
O Convicted O Pled guilty O Other (requires explanation)
O Deferred Adjudication O Pled not guilty

Explanation:

Date of Amended Charge, if applicable:__________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CRIMINAL DRP (CONTINUED)

Rev. DRP (05/2009)

If original charge was amended or reduced, specify new charge (i.e., list amended charge or reduced charge):

No. of Counts (for amended or reduced charge):________

Specify if amended or reduced charge is a *Felony* or *Misdemeanor*: O *Felony* O *Misdemeanor* O Other:______________

Plea for each amended or reduced charge:____

Disposition of amended or reduced charge:

O Acquitted
O Amended
O Convicted
O Deferred Adjudication
O Dismissed
O Found not guilty
O Pled guilty
O Pled not guilty
O Pre-trial Intervention
O Reduced
O Other (requires explanation)

Explanation:

Charge Details (complete every field for each charge.)

Formal Charge/Description:

No. of Counts:________

Felony or *Misdemeanor*: O *Felony* O *Misdemeanor*

Plea for each Charge:____

Disposition of Charge:

O Acquitted
O Amended
O Convicted
O Deferred Adjudication
O Dismissed
O Found not guilty
O Pled guilty
O Pled not guilty
O Pre-trial Intervention
O Reduced
O Other (requires explanation)

Explanation:

Date of Amended Charge, if applicable:________________

If original charge was amended or reduced, specify new charge (i.e., list amended charge or reduced charge):

No. of Counts (for amended or reduced charge):________

Specify if amended or reduced charge is a *Felony* or *Misdemeanor*: O *Felony* O *Misdemeanor* O Other:______________

Plea for each amended or reduced charge:____

Disposition of amended or reduced charge:

O Acquitted
O Amended
O Convicted
O Deferred Adjudication
O Dismissed
O Found not guilty
O Pled guilty
O Pled not guilty
O Pre-trial Intervention
O Reduced
O Other (requires explanation)

Explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CRIMINAL DRP (CONTINUED)

Rev. DRP (05/2009)

Charge Details (complete every field for each charge.)

Formal Charge/Description:

No. of Counts:________

Felony or *Misdemeanor*: O *Felony* O *Misdemeanor*

Plea for each Charge:____

Disposition of Charge:

O Acquitted O Dismissed O Pre-trial Intervention
O Amended O Found not guilty O Reduced
O Convicted O Pled guilty O Other (requires explanation)
O Deferred Adjudication O Pled not guilty

Explanation:

Date of Amended Charge, if applicable:________________

If original charge was amended or reduced, specify new charge (i.e., list amended charge or reduced charge):

No. of Counts (for amended or reduced charge):________

Specify if amended or reduced charge is a *Felony* or *Misdemeanor*: O *Felony* O *Misdemeanor* O Other:______________

Plea for each amended or reduced charge:____

Disposition of amended or reduced charge:

O Acquitted O Dismissed O Pre-trial Intervention
O Amended O Found not guilty O Reduced
O Convicted O Pled guilty O Other (requires explanation)
O Deferred Adjudication O Pled not guilty

Explanation:

C. Date of Disposition (MM/DD/YYYY):________________________ O Exact O Explanation

If not exact, provide explanation:

D. Sentence/Penalty; Duration (if suspension, probation, etc): Start Date of Penalty: (MM/DD/YYYY); End date of Penalty: (MM/DD/YYYY); If Monetary penalty/fine - Amount paid; Date monetary/penalty fine paid: (MM/DD/YYYY) if not exact, provide explanation.

5. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the charge(s) as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CUSTOMER COMPLAINT/ARBITRATION/CIVIL LITIGATION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s) to ***Question(s) 14I*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐14I(1)(a)	☐14I(2)(a)	☐14I(3)(a)	☐14I(4)(a)	☐14I(5)(a)
☐14I(1)(b)	☐14I(2)(b)	☐14I(3)(b)	☐14I(4)(b)	☐14I(5)(b)
☐14I(1)(c)				
☐14I(1)(d)				

One matter may result in more than one affirmative answer to the above items. Use a single DRP to report details relating to a particular matter (i.e., a customer complaint/arbitration/CFTC reparation/civil litigation). Use a separate DRP for each matter.

DRP Instructions:

- Complete items 1-6 for all matters (i.e., customer complaints, arbitrations/CFTC reparations and civil litigation in which a customer alleges that you were *involved* in *sales practice violations* and you are not named as a party, as well as arbitrations/CFTC reparations and civil litigation in which you are named as a party).
- If the matter involves a customer complaint, or an arbitration/CFTC reparation or civil litigation in which a customer alleges that you were *involved* in *sales practice violations* and you are not named as a party, complete items 7-11 as appropriate.
- If a customer complaint has evolved into an arbitration/CFTC reparation or civil litigation, amend the existing DRP by completing items 9 and 10.
- If the matter involves an arbitration/CFTC reparation in which you are a named party, complete items 12-16, as appropriate. If the matter involves a civil litigation in which you are a named party, complete items 17-23.
- Item 24 is an optional field and applies to all event types (i.e., customer complaint, arbitration/CFTC reparation, civil litigation).

Complete items 1-6 for all matters (i.e., customer complaints, arbitrations/CFTC reparations, civil litigation).

1. Customer Name(s):________________________________

2. A. Customer(s) State of Residence (select "not on list" when the customer's residence is a foreign address):________________________
   B. Other state(s) of residence/detail:

3. Employing *Firm* when activities occurred which led to the customer complaint, arbitration, CFTC reparation or civil litigation:

4. Allegation(s) and a brief summary of events related to the allegation(s) including dates when activities leading to the allegation(s) occurred:

5. Product Type(s): (select all that apply)

☐No Product	☐Derivative	☐Mutual Fund
☐Annuity-Charitable	☐Direct Investment-DPP & LP Interest	☐Oil & Gas
☐Annuity-Fixed	☐Equipment Leasing	☐Options
☐Annuity-Variable	☐Equity Listed (Common & Preferred Stock)	☐Penny Stock
☐Banking Product (other than CD)	☐Equity-OTC	☐Prime Bank Instrument
☐CD	☐Futures Commodity	☐Promissory Note
☐Commodity Option	☐Futures-Financial	☐Real Estate Security
☐Debt-Asset Backed	☐Index Option	☐Security Futures
☐Debt-Corporate	☐Insurance	☐Unit Investment Trust
☐Debt-Government	☐Investment Contract	☐Viatical Settlement
☐Debt-Municipal	☐Money Market Fund	☐Other:______________

6. Alleged Compensatory Damage Amount:$____________________

   O Exact　　O Explanation (If no damage amount is alleged, the complaint must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000):

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CUSTOMER COMPLAINT/ARBITRATION/CIVIL LITIGATION DRP (CONTINUED)

Rev. DRP (05/2009)

If the matter involves a customer complaint, arbitration/CFTC reparation or civil litigation in which a customer alleges that you were *involved* in a *sales practice violation* and you are not named as a party, complete items 7-11 as appropriate. [Note: Report in Items 12-16, or 17-23, as appropriate, only arbitrations/CFTC reparations or civil litigation in which you are named as a party.]

7. A. Is this an oral complaint? O Yes O No

   B. Is this a written complaint? O Yes O No

   C. Is this an arbitration/CFTC reparation or civil litigation? O Yes O No

   If yes, provide:
   i. Arbitration/reparation forum or court name and location:______________________
   ii. Docket/Case#:______________________
   iii. Filing date of arbitration/CFTC reparation or civil litigation (MM/DD/YYYY):______________

   D. Date received by/served on *firm* (MM/DD/YYYY):______________ O Exact O Explanation

   If not exact, provide explanation:

8. Is the complaint, arbitration/CFTC reparation or civil litigation pending? O Yes O No

   If "No", complete item 9.

9. If the complaint, arbitration/CFTC reparation or civil litigation is not pending, provide status:

   ☐ Closed/No Action ☐ Withdrawn ☐ Denied ☐ Settled

   ☐ Arbitration Award/Monetary Judgment (for claimants/plaintiffs)

   ☐ Arbitration Award/Monetary Judgment (for respondents/defendants)

   ☐ Evolved into Arbitration/CFTC reparation (you are a named party)

   ☐ Evolved into Civil litigation (you are a named party)

If status is arbitration/CFTC reparation in which you are not a named party, provide details in item 7C.
If status is arbitration/CFTC reparation in which you are a named party, complete items 12-16.
If status is civil litigation in which you are a named party, complete items 17-23.

10. Status Date (MM/DD/YYYY):______________ O Exact O Explanation

    If not exact, provide explanation:

11. Settlement/Award/Monetary Judgment:

    A. Settlement/Award/Monetary Judgment amount: $______________
    B. Your Contribution Amount: $______________

If the matter involves an arbitration or CFTC reparation in which you are a named respondent, complete items 12-16, as appropriate.

12. A. Arbitration/CFTC reparation claim filed with (FINRA, AAA, CFTC, etc.):______________________

    B. Docket/Case#:______________________

    C. Date notice/process was served (MM/DD/YYYY):______________ O Exact O Explanation

    If not exact, provide explanation:

13. Is arbitration/ CFTC reparation pending? O Yes O No

    If "No", complete item 14.

14. If the arbitration/CFTC reparation is not pending, what was the disposition?

    ☐ Award to Applicant (Agent/Representative) ☐ Award to Customer ☐ Denied ☐ Dismissed

    ☐ Judgment (other than monetary) ☐ No Action ☐ Settled ☐ Withdrawn

    ☐ Other:______________________

15. Disposition Date (MM/DD/YYYY):______________ O Exact O Explanation

    If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CUSTOMER COMPLAINT/ARBITRATION/CIVIL LITIGATION DRP (CONTINUED)

Rev. DRP (05/2009)

16. Monetary Compensation Details (award, settlement, reparation amount):
   A. Total Amount: $________________
   B. Your Contribution Amount: $________________

If the matter involves a civil litigation in which you are a defendant, complete items 17-23.

17. Court in which case was filed:
   O Federal Court O State Court O Foreign Court O Military Court O Other:________________________
   A. Name of Court:________________________________
   B. Location of Court (City or County and State or Country):________________________________
   C. Docket/Case#:____________

18. Date received by/served on *firm* (MM/DD/YYYY):______________ O Exact O Explanation
   If not exact, provide explanation:

19. Is the civil litigation pending? O Yes O No
   If "No", complete item 20.

20. If the civil litigation is not pending, what was the disposition?
   ☐Denied ☐Dismissed ☐Judgment (other than monetary)
   ☐Monetary Judgment to Applicant (Agent/Representative) ☐Monetary Judgment to Customer
   ☐No Action ☐Settled ☐Withdrawn
   ☐Other:______________________________

21. Disposition Date (MM/DD/YYYY):______________ O Exact O Explanation
   If not exact, provide explanation:

22. Monetary Compensation Details (judgment, restitution, settlement amount):
   A. Total Amount: $________________
   B. Your Contribution Amount: $________________

23. If action is currently on appeal:
   A. Enter date appeal filed (MM/DD/YYYY):______________ O Exact O Explanation
      If not exact, provide explanation:

   B. Court appeal filed in:
      O Federal Court O State Court O Foreign Court O Military Court O Other:________________________
      i. Name of Court:________________________________
      ii. Location of Court (City or County and State or Country):________________________________
      iii. Docket/Case#:______________

24. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the customer complaint, arbitration/CFTC reparation and/or civil litigation as well as the current status or final disposition(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - INVESTIGATION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐**INITIAL** or ☐**AMENDED** response to report details for affirmative response(s) to ***Question(s) 14G(2)*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐14G(2)

Complete this DRP only if you are answering "yes" to Item 14G(2). If you answered "yes" to Item 14G(1), complete the Regulatory Action DRP. If you have been notified that the *investigation* has been concluded without formal action, complete items 4 and 5 of this DRP to update. One event may result in more than one *investigation*. If more than one authority is investigating you, use a separate DRP to provide details.

1. *Investigation* initiated by:

A. Notice Received From (select appropriate item):

O *SRO* O *Foreign Financial Regulatory Authority* O *Jurisdiction* O SEC O Other Federal Agency

O Other:______________________________

B. Full name of regulator (if other than the SEC) that initiated the *investigation*:______________________________

2. Notice Date (MM/DD/YYYY):______________________________ O Exact O Explanation

If not exact, provide explanation:

3. Describe briefly the nature of the *investigation*, if known. (Your information must fit within the space provided.):

4. Is *investigation* pending? O Yes O No

If no, complete item 5. If yes, skip to item 6.

5. Resolution Details:

A. Date Closed/Resolved (MM/DD/YYYY):______________________________ O Exact O Explanation

If not exact, provide explanation:

B. How was *investigation* resolved? (select appropriate item):

O Closed Without Further Action O Closed - Regulatory Action Initiated O Other:______________________________

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the *investigation*, as well as the current status or final disposition and/or finding(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - JUDGMENT/LIEN DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐**INITIAL** or ☐**AMENDED** response to report details for affirmative response(s) to ***Question(s) 14M*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question "yes" or amending the answer(s) to "no":

☐**14M**

If multiple, unrelated events result in the same affirmative answer, details must be provided on separate DRPs.

1. Judgment/Lien Amount:$______________________________

2. Judgment/Lien Holder:______________________________

3. Judgment/Lien Type: O Civil O Tax

4. Date Filed (MM/DD/YYYY):__________________________ O Exact O Explanation

   If not exact, provide explanation:

5. Court action brought in: O Federal Court O State Court O Foreign Court O Other:____________________

   A. Name of Court:____

   B. Location of Court (City or County and State or Country):______________________________

   C. Docket/Case#:____________

   Check this box if the Docket/Case# is your SSN, a Bank Card number, or a Personal Identification Number.

6. Is Judgment/Lien outstanding? O Yes O No

   If "No", complete item 7. If "Yes", skip to item 8.

7. If Judgment/Lien is **not** outstanding, provide:

   A. Status Date (MM/DD/YYYY):__________________________ O Exact O Explanation

   If not exact, provide explanation:

   B. How was matter resolved? (select appropriate item): O Discharged O Released O Removed O Satisfied

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s) to ***Question(s) 14C, 14D, 14E, 14F and 14G(1)*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐ 14C(1)	☐ 14D(1)(a)	☐ 14E(1)	☐ 14F
☐ 14C(2)	☐ 14D(1)(b)	☐ 14E(2)	
☐ 14C(3)	☐ 14D(1)(c)	☐ 14E(3)	☐ 14G(1)
☐ 14C(4)	☐ 14D(1)(d)	☐ 14E(4)	
☐ 14C(5)	☐ 14D(1)(e)	☐ 14E(5)	
☐ 14C(6)	☐ 14D(2)(a)	☐ 14E(6)	
☐ 14C(7)	☐ 14D(2)(b)	☐ 14E(7)	
☐ 14C(8)			

One event may result in more than one affirmative answer to the above items. Use only one DRP to report details to the same event. If an event gives rise to actions by more than one regulator, provide details to each action on a separate DRP.

1. Regulatory Action initiated by:
   A. (Select appropriate item):

   O SEC O Other Federal Agency O *Jurisdiction* O *SRO* O CFTC O *Foreign Financial Regulatory Authority*
   O *Federal Banking Agency* O National Credit Union Administration O Other:__________

   B. Full name of regulator (if other than the SEC) that initiated the action:__________

2. Sanction(s) Sought (select all that apply):

☐ Bar	☐ Cease and Desist	☐ Censure
☐ Civil and Administrative Penalty(ies)/Fine(s)	☐ Denial	☐ Disgorgement
☐ Expulsion	☐ Monetary Penalty other than Fines	☐ Prohibition
☐ Reprimand	☐ Requalification	☐ Rescission
☐ Restitution	☐ Revocation	☐ Suspension
☐ Undertaking	☐ Other:__________	

3. Date Initiated (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

4. Docket/Case#:__________

5. Employing *Firm* when activity occurred which led to the regulatory action:__________

6. Product Type(s) (select all that apply):

☐ No Product	☐ Derivative	☐ Mutual Fund
☐ Annuity-Charitable	☐ Direct Investment-DPP & LP Interest	☐ Oil & Gas
☐ Annuity-Fixed	☐ Equipment Leasing	☐ Options
☐ Annuity-Variable	☐ Equity Listed (Common & Preferred Stock)	☐ Penny Stock
☐ Banking Product (other than CD)	☐ Equity-OTC	☐ Prime Bank Instrument
☐ CD	☐ Futures Commodity	☐ Promissory Note
☐ Commodity Option	☐ Futures-Financial	☐ Real Estate Security
☐ Debt-Asset Backed	☐ Index Option	☐ Security Futures
☐ Debt-Corporate	☐ Insurance	☐ Unit Investment Trust
☐ Debt-Government	☐ Investment Contract	☐ Viatical Settlement
☐ Debt-Municipal	☐ Money Market Fund	☐ Other:__________

7. Describe the allegations related to this regulatory action. (Your information must fit within the space provided.):

8. Current Status? O Pending O On Appeal O Final

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

9. If pending, are there any limitations or restrictions currently in effect? O Yes O No
   If the answer is 'yes', provide details:

10. If on appeal:
    A. Action appealed to:
       O SEC O *SRO* O CFTC O Federal Court O State Agency or Commission O State Court
       O Other:________________
    B. Date appeal filed (MM/DD/YYYY):__________ O Exact O Explanation
       If not exact, provide explanation:
    C. Are there any limitations or restrictions currently in effect while on appeal? O Yes O No
       If the answer is 'yes', provide details:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. Resolution Detail:
    A. How was matter resolved? (select appropriate item):
       O Acceptance, Waiver & Consent (AWC) O Consent O Decision
       O Decision & Order of Offer of Settlement O Dismissed O Order
       O Settled O Stipulation and Consent O Vacated
       O Vacated Nunc Pro Tunc/ab initio O Withdrawn
       O Other:________________
    B. Resolution Date (MM/DD/YYYY):__________ O Exact O Explanation
       If not exact, provide explanation:

12. Does the order constitute a *final order* based on violations of any laws or regulations that prohibit fraudulent, manipulative or deceptive conduct? O Yes O No

13. Sanction Detail:
    A. Were any of the following sanctions ordered? (Select all appropriate items):
       ☐ Bar (Permanent) ☐ Bar (Temporary/Time Limited) ☐ Cease and Desist
       ☐ Censure ☐ Civil and Administrative Penalty(ies)/Fine(s) ☐ Denial
       ☐ Disgorgement ☐ Expulsion ☐ Letter of Reprimand
       ☐ Monetary Penalty other than Fines ☐ Prohibition ☐ Requalification
       ☐ Rescission ☐ Restitution ☐ Revocation
       ☐ Suspension ☐ Undertaking
    B. Other sanctions ordered:________________________
    C. If suspended or barred, provide:

Sanction Details

Sanction type: O Bar (Permanent) O Bar (Temporary/Time Limited) O Suspension
Registration Capacities affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):__________ O Exact O Explanation
If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

Start Date (MM/DD/YYYY):__________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):__________ O Exact O Explanation
If not exact, provide explanation:

Sanction Details

Sanction type: O Bar (Permanent) O Bar (Temporary/Time Limited) O Suspension
Registration Capacities affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):__________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):__________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):__________ O Exact O Explanation
If not exact, provide explanation:

Sanction Details

Sanction type: O Bar (Permanent) O Bar (Temporary/Time Limited) O Suspension
Registration Capacities affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):__________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):__________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):__________ O Exact O Explanation
If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

D. If requalification by exam/retraining was a condition of the sanction, provide:

Requalification Details

Requalification type: O Requalification by Exam O Re-Training O Other
Length of time given to requalify/retrain:________________
Type of Exam required:____
Has condition been satisfied? O Yes O No
Explanation:

Requalification Details

Requalification type: O Requalification by Exam O Re-Training O Other
Length of time given to requalify/retrain:________________
Type of Exam required:____
Has condition been satisfied? O Yes O No
Explanation:

Requalification Details

Requalification type: O Requalification by Exam O Re-Training O Other
Length of time given to requalify/retrain:________________
Type of Exam required:____
Has condition been satisfied? O Yes O No
Explanation:

E. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide:

Monetary Sanction Details

Monetary Related Sanction Type: O Civil and Administrative Penalty(ies)/Fine(s) O Disgorgement O Monetary Penalty other than Fines O Restitution

Total Amount: $________________
Portion Levied against you: $________________
Payment Plan:

Is Payment Plan Current? O Yes O No
Date Paid by you (MM/DD/YYYY):________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

Monetary Sanction Details

Monetary Related Sanction Type: O Civil and Administrative Penalty(ies)/Fine(s) O Disgorgement O Monetary Penalty other than Fines O Restitution

Total Amount: $________________
Portion Levied against you: $________________
Payment Plan:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

Is Payment Plan Current? O Yes O No

Date Paid by you (MM/DD/YYYY):________________ O Exact O Explanation

If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No

If yes, amount: $________________

Monetary Sanction Details

Monetary Related Sanction Type: O Civil and Administrative Penalty(ies)/Fine(s) O Disgorgement O Monetary Penalty other than Fines O Restitution

Total Amount: $________________

Portion Levied against you: $________________

Payment Plan:

Is Payment Plan Current? O Yes O No

Date Paid by you (MM/DD/YYYY):________________ O Exact O Explanation

If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No

If yes, amount: $________________

14. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or disposition and/or finding(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - TERMINATION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s) to ***Question(s) 14J*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐ 14J(1) ☐ 14J(2) ☐ 14J(3)

One event may result in more than one affirmative answer to the above items. Use only one DRP to report details related to the same termination. Use a separate DRP for each termination reported.

1. Firm Name:____

2. Termination Type:

   O Discharged O Permitted to Resign O Voluntary Resignation

3. Termination Date (MM/DD/YYYY):____________________ O Exact O Explanation

   If not exact, provide explanation:

4. Allegation(s):

5. Product Type(s): (select all that apply)

   ☐No Product
   ☐Annuity-Charitable
   ☐Annuity-Fixed
   ☐Annuity-Variable
   ☐Banking Product (other than CD)
   ☐CD
   ☐Commodity Option
   ☐Debt-Asset Backed
   ☐Debt-Corporate
   ☐Debt-Government
   ☐Debt-Municipal
   ☐Derivative
   ☐Direct Investment-DPP & LP Interest
   ☐Equipment Leasing
   ☐Equity Listed (Common & Preferred Stock)
   ☐Equity-OTC
   ☐Futures Commodity
   ☐Futures-Financial
   ☐Index Option
   ☐Insurance
   ☐Investment Contract
   ☐Money Market Fund
   ☐Mutual Fund
   ☐Oil & Gas
   ☐Options
   ☐Penny Stock
   ☐Prime Bank Instrument
   ☐Promissory Note
   ☐Real Estate Security
   ☐Security Futures
   ☐Unit Investment Trust
   ☐Viatical Settlement
   ☐Other:__________________

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the termination. Your information must fit within the space provided.



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

INDIVIDUAL CONSENT TO JURISDICTION

I hereby agree to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all of my former employers and other persons to furnish to CBOE, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

I authorize CBOE to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information CBOE may have concerning me, and I hereby release CBOE from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to CBOE and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act the CBOE may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission's "Summary of Your Rights under the Fair Credit Reporting Act" is available at: http://www.ftc.gov/bcp/edu/pubs/consumer/credit/cre35.pdf

I recognize that the statements in the application materials furnished to CBOE may be verified by investigation, and hereby declare that they are true, complete and accurate.

Printed Name ____________________

Signature ____________________ Date ____________

Name of Organization ____________________

Note: Each associated person of a TPH organization that is required to be disclosed on Exchange Act Form BD as a direct owner or executive officer is required to complete this form.



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 - Phone
312-786-8140 - Fax
www.cboe.org

NOTIFICATION OF CHANGE IN NOMINEE STATUS

The following TPH Organization hereby gives notice to the Chicago Board Options Exchange, Incorporated (CBOE) of the following change(s) in nominee status and/or joint account participation to occur on

______________________________ (Effective Date).

TPH Organization Name: ______________________________

Nominee Name: ______________________________ Acronym: ______________

Will change to Inactive Nominee Status from active nominee status; and if pre-approved by the Exchange, will become inactive as a participant in the following Joint Account(s):

____

The TPH Organization affirms that the trading and access badges of the inactive nominee that are required to be returned to the CBOE have been submitted to the CBOE Registration Services Department.

Nominee Name: ______________________________ Acronym: ______________

Will change to Active Nominee Status from inactive nominee status; and if pre-approved by the Exchange will become active as a participant in the following Joint Account(s):

____

Authorized Signature ______________________________

Title ______________________________ Date ______________

Actual Time Completed______________ Permit#______________ Fee ______________


CBOE
CHICAGO BOARD OPTIONS EXCHANGE

Membership Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.com

CHANGE OF ADDRESS

Name of Member

OLD ADDRESS

Address

City | State | Zip Code

NEW ADDRESS

Address

City | State | Zip Code

Phone | Email Address

Signature | Date

Name of Authoirzed Signer (if Member is an Organization) | Title

October 2004



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

SINGLE ENTITY BROKER DEALER
JOINT ACCOUNT ACTIVATION/TERMINATION

Joint Account Acronym(s):______/______/______/______/______/______/______

- ❑ Regular
- ❑ Pre-approved Regular
- ❑ DPM
- ❑ Pre-approved DPM

Effective Date:____________________

Please take the designated action(s) with respect to the following trading permit holder participant(s):

Name (Acronym):

____________________ (________) ❑ Add ❑ Terminate

____________________ (________) ❑ Add ❑ Terminate

____________________ (________) ❑ Add ❑ Terminate

____________________ (________) ❑ Add ❑ Terminate

____________________ (________) ❑ Add ❑ Terminate

____________________ (________) ❑ Add ❑ Terminate

TPH Organization Name: ____________________

Name of Authorized Signatory of TPH Organization: ____________________

____
(Signature of Authorized Signatory of TPH Organization)

Title:____________________ Date:____________________

Clearing TPH OCC# ________ J- ________ Fee Received ________

Date E-mailed to DPM Admin. Dept (if applicable):________ DPM Admin Approval:________

August 2010



Registration Services Department
400 LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

ORGANIZATION CONSENT TO JURISDICTION

The undersigned organization hereby agrees to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

The undersigned organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to CBOE, upon its request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

The undersigned organization authorizes CBOE to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information CBOE may have concerning the organization, and the organization hereby releases CBOE from any and all liability of whatsoever nature by reason of furnishing such information.

The undersigned organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to CBOE and prior to any approval of the application.

The undersigned organization recognizes that the statements in the application materials furnished to CBOE may be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Organization ____

Name of Authorized Signatory of the Organization ______________________________

____
(Signature of Authorized Signatory of the Organization)

Title ________________________________ Date ____________________



Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 – Phone
(312) 786-8140 – Fax
www.cboe.org

MULTIPLE BROKER DEALERS
JOINT ACCOUNT ACTIVATION/TERMINATION

Joint Account Acronym: ______________ Effective Date: ______________

Account Type: ☐ Regular ☐ Pre-Approved ☐ DPM – Pre-Approved

Action Requested: ☐ Activation ☐ Termination

This joint account will clear through:

Name: ____ OCC# __________

Individual TPH Name	Acronym	Broker Dealer #	Organization Name (if applicable)	Clearing OCC#(1)
____________	(____)	8 - ________	____________	____
____________	(____)	8 - ________	____________	____
____________	(____)	8 - ________	____________	____

(1) If the joint account will clear through a clearing trading permit holder other than the one which clears each individual trading permit holder's account, a letter, from both clearing trading permit holders, must accompany this application advising CBOE that they are both aware of this arrangement.

____
Signature of Sole Proprietor or of Authorized Signatory of TPH Organization

Name of Authorized Signatory of TPH Organization ______________________

Title ______________________ Date ______________________

____
Signature of Sole Proprietor or of Authorized Signatory of TPH Organization

Name of Authorized Signatory of TPH Organization ______________________

Title ______________________ Date ______________________

____
Signature of Sole Proprietor or of Authorized Signatory of TPH Organization

Name of Authorized Signatory of TPH Organization ______________________

Title ______________________ Date ______________________

- -

J/A # ______________ Fee Received ______________

Date E-mailed to DPM Admin. Dept (if applicable): ______________ DPM Admin Approval Date: ______________

March 2011



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

AUTHORIZATION FOR PREFERRED MARKET-MAKER DESIGNATION

(Completed form (with original signature) must be submitted to the 2nd Floor Ops Center for processing.)

Please enable the following Individual Trading Permit Holder (s) to receive orders designating a Preferred Market-Maker:

Name: ____________________ Acronym: __________

Name: ____________________ Acronym: __________

Name: ____________________ Acronym: __________

Name: ____________________ Acronym: __________

Name: ____________________ Acronym: __________

The Sole Proprietor Trading Permit Holder or TPH organization has procedures in place to ensure that the Trading Permit Holder will meet the eligibility requirements in Rule 8.13(b) while enabled to receive an order specifying a Preferred Market-Maker. Absent reasonable justification, a Market-Maker (including any Exchange Market-Maker type) who fails to meet the eligibility requirements will be subject to disciplinary action. The TPH organization may also be subject to disciplinary action if the CBOE finds a pattern or practice of activity in violation of the eligibility requirements set forth in Rule 8.13(b).

If the Sole Proprietor Trading Permit Holder or TPH organization wishes to revoke this authorization for a Market-Maker to receive orders specifying a Preferred Market-Maker, written notice must be provided via e-mail to the CBOE Help Desk at helpdesk@cboe.com.

Please note that Sole Proprietor Trading Permit Holders or TPH organizations may be acting in violation of CBOE Rule 4.1 and Rule 4.18 if they participate in inappropriate conversations prior to the submission and/or receipt of an order specifying a Preferred Market-Maker.

TPH Organization Name (if applicable): ____________________

☐ Market-Maker ☐ DPM ☐ eDPM

Signature: ____________________
(Authorized Signatory of TPH Organization (if applicable))

Title: ____________________ Date: __________

Contact Name: ____________________

Contact Phone Number: __________ Contact E-mail Address: __________

August 2010



Registration Services Department
400 South LaSalle Street
Chicago, Illinois 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

CLEARING TRADING PERMIT HOLDER CONNECTIVITY GUARANTEE FOR LOGIN ACCESS

____ _______________

Name of Clearing Trading Permit Holder OCC #

____

Name of Trading Permit Holder

In accordance with Chicago Board Options Exchange (CBOE) Rule 3.28, Clearing Trading Permit Holder advises CBOE that it guarantees and assumes financial responsibility for all transactions on CBOE resulting from orders, bids, offers, and other messages that are transmitted through any login access to CBOE provided to the above-listed Trading Permit Holder. The Clearing Trading Permit Holder guarantees and assumes financial responsibility for such transactions on CBOE even if orders, bids, offers, or other messages transmitted to CBOE through the foregoing login access (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Trading Permit Holder's credit parameters.

______________________________________ __________________

Name of Authorized Signatory of Clearing Trading Permit Holder Title

______________________________________ __________________

Signature of Authorized Signatory of Clearing Trading Permit Holder Date

CBOE®

CHICAGO BOARD OPTIONS EXCHANGE

Sponsored User Program Materials

January 2011

Application Process

Filing Requirements

Prior to submitting a Sponsored User Agreement, the Sponsoring Trading Permit Holder must be a Trading Permit Holder in good standing of the Chicago Board Options Exchange, Incorporated or must be a Trading Permit Holder in good standing of the CBOE Stock Exchange, LLC, as applicable (collectively, the "Exchange").

Checklist

The Sponsoring Trading Permit Holder and the Sponsored User must complete and submit all applicable materials noted in the checklist below, along with any applicable fees to:

Chicago Board Options Exchange
Attn: Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
E-mail: registration@cboe.com
Fax: (312) 786-8140

Note: All materials sent to the Exchange will be reviewed by its Registration Services and Market Regulation Departments for completeness and adequacy. If you have questions on completing the materials, you may direct them to the Registration Services Department (registration@cboe.com or 312-786-7449) concerning the Sponsored User Agreement and Letter of Authorization or to the Market Regulation Department (312-786-7722) concerning the Sponsoring Trading Permit Holder's Written Supervisory Procedures and Sponsored User's List of Authorized Traders.

Process

- Following submission of the materials noted in the checklist below and relevant fees, the materials will be reviewed for completeness and adequacy.
- Once it has been determined that the materials noted in the checklist below are complete and adequate, the Registration Services Department will inform the Sponsoring Trading Permit Holder and the Sponsored User of the CBOE's acceptance of the Sponsored User registration status.
- The Sponsoring Trading Permit Holder and the Sponsored User are required to consult with the Exchange's Application Program Interface ("API") Group (api@cboe.com or 312-786-7300) to coordinate connectivity between the Sponsored User and the Exchange.
- Once connectivity is established, a representative of the Exchange API Group will inform the Sponsoring Trading Permit Holder of the Sponsored User's ability to have electronic access to the Exchange System(s).

Documentation Checklist

- ☐ Signed Sponsored User Agreement for (as applicable):
  - ☐ CBOE (Attachment A-1; an interactive form is available at https://www.cboe.org/members/generalinfo/MemberFormArchive/SponsoredUser200806.pdf)
  - ☐ CBSX (Attachment A-2; an interactive form is available at http://www.cbsx.com/membership/cbsxsponsoreduser.pdf)
  - ☐ CFLEX (Attachment A-1 and Attachment A-3; an interactive form is available at http://www.cboe.com/institutional/SPONSOR.pdf)
- ☐ Sponsoring Trading Permit Holder's Written Supervisory Procedures Related to the Sponsored User Program
- ☐ Sponsored User's List of Authorized Traders (Attachment B)
- ☐ Registration Fee (for CBOE Sponsored Users Only) -$2,500

ATTACHMENT A
Sponsored User Agreement

Complete and sign only the applicable agreement(s) seeking Sponsored User access to:

- ☐ CBOE (Attachment A-1)
- ☐ CBSX (Attachment A-2)
- ☐ CFLEX (Attachments A-1 and A-3)

CBOE SPONSORED USER AGREEMENT
Attachment A-1



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

SPONSORED USER AGREEMENT

This Sponsored User Agreement ("Agreement") is to be entered into and maintained by Sponsoring Trading Permit Holder and Sponsored User with CBOE, each as identified below, in order for Sponsored User to obtain and maintain authorized electronic access to the facilities and products in CBOE Rule 6.20A (see CBOE Rule 6.20A for definitions and requirements).

Sponsoring Trading Permit Holder acknowledges and agrees that:

(A) all orders entered by Sponsored User, any person acting on behalf of Sponsored User (e.g., employees or agents of Sponsored User), or any person acting in the name of Sponsored User (e.g., customers of Sponsored User) and any executions occurring as a result of such orders are binding in all respects on Sponsoring Trading Permit Holder;

(B) Sponsoring Trading Permit Holder is responsible for any and all actions taken by Sponsored User and any person acting on behalf of or in the name of Sponsored User;

(C) Sponsoring Trading Permit Holder will be bound by and comply with CBOE's Certificate of Incorporation, Bylaws, Rules, Circulars and procedures, as well as any other equivalent documents (the "CBOE Rules"); and

(D) Sponsoring Trading Permit Holder must maintain an up-to-date list of persons who could obtain access to CBOE on behalf of Sponsored User (i.e., Authorized Traders) and provide that list to the Exchange upon request. In addition, Sponsoring Trading Permit Holder must have reasonable procedures to ensure that Sponsored User and all of Sponsored Users' Authorized Traders: (i) maintain the physical security of CBOE, which includes, but is not limited to, the equipment for accessing the facilities of CBOE, to prevent the unauthorized use or access to CBOE, including the unauthorized entry of information into CBOE, or the information and data made available therein; and (ii) otherwise comply with the CBOE Rules. If CBOE determines that Sponsored User or an Authorized Trader has caused Sponsoring Trading Permit Holder to violate the CBOE Rules, CBOE may direct Sponsoring Trading Permit Holder to suspend or withdraw Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, Sponsoring Trading Permit Holder must suspend or withdraw such status.

Sponsored User agrees:

(A) to be bound by and comply with the CBOE Rules as if Sponsored User were a CBOE Trading Permit Holder;

(B) to maintain, keep current and provide to Sponsoring Trading Permit Holder a list of persons who have been granted access to CBOE on behalf of Sponsored User ("Authorized Traders");

(C) to familiarize its Authorized Traders with all of Sponsored User's obligations under Rule 6.20A and assure that they receive appropriate training prior to any use of or access to CBOE;

(D) to not permit anyone other than Authorized Traders to use or obtain access to CBOE;

(E) to take reasonable security precautions to prevent unauthorized use or access to CBOE, including unauthorized entry of information into CBOE, or the information and data made available by CBOE and to be responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Sponsored User and any person acting on behalf of or in the name of Sponsored User, and for the trading and other consequences thereof;

(F) to establish adequate procedures and controls to permit it to effectively monitor use of and access to CBOE by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions;

(G) to pay when due all amounts, if any, payable to Sponsoring Trading Permit Holder, CBOE or any other third parties that arise from Sponsored User's use of or access to CBOE, including, but not limited to, applicable Exchange and regulatory fees; and

(H) that the Sponsoring Trading Permit Holder/Sponsored User relationship in no way conveys any "Trading Permit Holder," "TPH organization" or "associated person" status, interests or rights upon Sponsored User under CBOE Rules. Without limiting the generality of the forgoing, Sponsored User status is non-transferable and Sponsored User has no interest in the assets or property of CBOE, and has no right to share in any distribution of CBOE or to vote on any matters submitted to Trading Permit Holdership for vote. In addition, Sponsored User is not considered a "member" or "associated person of a member" for purposes of the Exchange Act, or the rules and regulations thereunder, and is not subject to the disciplinary jurisdiction of CBOE.

Sponsoring Trading Permit Holder and Sponsored User must enter into and maintain this Sponsored User Agreement with the Exchange and agree to be bound by any Sponsored User Agreement Schedules issued by CBOE. Sponsoring Trading Permit Holder and Sponsored User must also enter into and maintain a customer agreement(s) establishing a proper relationship(s) and account(s) through which Sponsored User will be permitted to trade on CBOE.

To the extent any provision of this Agreement conflicts with any change in applicable law, the regulations of the Securities and Exchange Commission, or CBOE Rules, such law, regulation, or CBOE Rule shall supersede that provision.

Acknowledged and agreed to by Sponsoring Trading Permit Holder:

Sponsoring Trading Permit Holder's Name: ______________________________
CRD No.: ____________________ OCC No. (if applicable): ____________________
Sponsoring Trading Permit Holder Representative (signature): ____________________
Sponsoring Trading Permit Holder Representative (name): ____________________
Phone: ____________________ Email: ______________________________
Title: ______________________________ Date: ____________________

Acknowledged and agreed to by Sponsored User:

Sponsored User's Name: ______________________________
CRD No. (if applicable): ____________________
Corporate Form: ______________ State of Organization: ____________________
Sponsored User Representative (signature): ______________________________
Sponsored User Representative (name): ______________________________
Business Address: ______________________________
Phone: ____________________ Email: ______________________________
Title: ______________________________ Date: ____________________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

SPONSORED USER
LETTER OF AUTHORIZATION

To be completed, if applicable, by Sponsoring Trading Permit Holder's clearing firm (see CBOE Rule 6.20A for definitions and requirements).

To the extent Sponsoring Trading Permit Holder is not a clearing firm, Sponsoring Trading Permit Holder's clearing firm, which must be a CBOE TPH organization, hereby accepts responsibility for the clearance of Sponsored User's transactions.

Acknowledged and agreed to by Sponsoring Trading Permit Holder's Clearing Firm:

Clearing Firm's Name: ____
CRD No.: ______________________ OCC No.: ______________________
Clearing Firm Representative (signature): ____________________________
Clearing Firm Representative (name): ________________________________
Phone: ____________________ Email: ___________________________
Title: ______________________________ Date: _____________________

Accepted by CBOE:

By (Signature): ____
Name: ____
Title: ____________________________________ Date: _______________

CBSX SPONSORED USER AGREEMENT
Attachment A-2



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax

SPONSORED USER AGREEMENT

This Sponsored User Agreement ("Agreement") is to be entered into and maintained by Sponsoring Trading Permit Holder and Sponsored User with CBSX, each as identified below, in order for Sponsored User to obtain and maintain authorized electronic access to the facilities and products specified in CBOE Rule 6.20A (see CBOE Rule 6.20A for definitions and requirements specifically traded on CBSX).

Sponsoring Trading Permit Holder acknowledges and agrees that:

(A) all orders entered by Sponsored User, any person acting on behalf of Sponsored User (e.g., employees or agents of Sponsored User), or any person acting in the name of Sponsored User (e.g., customers of Sponsored User) and any executions occurring as a result of such orders are binding in all respects on Sponsoring Trading Permit Holder;

(B) Sponsoring Trading Permit Holder is responsible for any and all actions taken by Sponsored User and any person acting on behalf of or in the name of Sponsored User;

(C) Sponsoring Trading Permit Holder will be bound by and comply with CBOE's Certificate of Incorporation, Bylaws, Rules, Circulars and procedures, as well as any other equivalent documents (the "CBOE Rules"); and

(D) Sponsoring Trading Permit Holder must maintain an up-to-date list of persons who could obtain access to CBSX on behalf of Sponsored User (i.e., Authorized Traders) and provide that list to the Exchange upon request. In addition, Sponsoring Trading Permit Holder must have reasonable procedures to ensure that Sponsored User and all of Sponsored Users' Authorized Traders: (i) maintain the physical security of CBSX, which includes, but is not limited to, the equipment for accessing the facilities of CBSX, to prevent the unauthorized use or access to CBSX, including the unauthorized entry of information into CBSX, or the information and data made available therein; and (ii) otherwise comply with the CBOE Rules. If the CBSX determines that Sponsored User or an Authorized Trader has caused Sponsoring Trading Permit Holder to violate the CBOE Rules, CBSX may direct Sponsoring Trading Permit Holder to suspend or withdraw Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, Sponsoring Trading Permit Holder must suspend or withdraw such status.

Sponsored User agrees:

(A) to be bound by and comply with the CBOE Rules as if Sponsored User were a CBSX Trading Permit Holder;

(B) to maintain, keep current and provide to Sponsoring Trading Permit Holder a list of persons who have been granted access to CBSX on behalf of Sponsored User ("Authorized Traders");

(C) to familiarize its Authorized Traders with all of Sponsored User's obligations under Rule 6.20A and assure that they receive appropriate training prior to any use of or access to CBSX;

(D) to not permit anyone other than Authorized Traders to use or obtain access to CBSX;

(E) to take reasonable security precautions to prevent unauthorized use or access to CBSX, including unauthorized entry of information into CBSX, or the information and data made available by CBSX and to be responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Sponsored User and any person acting on behalf of or in the name of Sponsored User, and for the trading and other consequences thereof;

(F) to establish adequate procedures and controls to permit it to effectively monitor use of and access to CBSX by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions;

(G) to pay when due all amounts, if any, payable to Sponsoring Trading Permit Holder, CBSX or any other third parties that arise from Sponsored User's use of or access to CBOE, including, but not limited to, applicable Exchange and regulatory fees; and

(H) that the Sponsoring Trading Permit Holder/Sponsored User relationship in no way conveys any "Trading Permit Holder," "TPH organization" or "associated person" status, interests or rights upon Sponsored User under the CBOE Rules. Without limiting the generality of the forgoing, Sponsored User status is non-transferable and Sponsored User has no interest in the assets or property of CBOE and CBSX, and has no right to share in any distribution of CBOE and CBSX or to vote on any matters submitted to Trading Permit Holdership for vote. In addition, Sponsored User is not considered a "member" or "associated person of a member" for purposes of the Exchange Act, or the rules and regulations thereunder, and is not subject to the disciplinary jurisdiction of CBSX.

Sponsoring Trading Permit Holder and Sponsored User must enter into and maintain this Sponsored User Agreement with the Exchange and agree to be bound by any Sponsored User Agreement Schedules issued by CBSX. Sponsoring Trading Permit Holder and Sponsored User must also enter into and maintain a customer agreement(s) establishing a proper relationship(s) and account(s) through which Sponsored User will be permitted to trade on CBSX.

To the extent any provision of this Agreement conflicts with any change in applicable law, the regulations of the Securities and Exchange Commission, or CBOE Rules, such law, regulation, or CBOE Rule shall supersede that provision.

Acknowledged and agreed to by Sponsoring Trading Permit Holder:

Sponsoring Trading Permit Holder's Full Legal Name: ______________________________
CRD No.: ______________ NSCC No.: ______________________________
Sponsoring Trading Permit Holder Representative (sign): ______________________________
Sponsoring Trading Permit Holder Representative (name and title): ______________________
Phone: ______________________ Email: ______________________________
Date: ____

Acknowledged and agreed to by Sponsored User:

Sponsored User's Full Legal Name: ______________________________
CRD No.: (if applicable): ______________________
Corporate Form: ______________ State of Organization: ______________________
Sponsored User Representative (sign): ______________________________
Sponsored User Representative (print name and title): ______________________________
Business Address: ____
Phone: ______________________ Email: ______________________________
Date: ____


CBOE STOCK EXCHANGE

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

LETTER OF AUTHORIZATION

To be completed, if applicable, by Sponsoring Trading Permit Holder's clearing firm (see CBOE Rule 6.20A for definitions and requirements).

To the extent Sponsoring Trading Permit Holder is not a clearing firm, Sponsoring Trading Permit Holder's clearing firm, which must be a CBSX TPH organization, hereby accepts responsibility for the clearance of Sponsored User's transactions.

Acknowledged and agreed to by Sponsoring Trading Permit Holder's Clearing Firm:

Clearing Firm's Full Legal Name: ______________________________
CRD No.: ______________ NSCC No.: ______________
Clearing Trading Permit Holder Representative (sign): ______________
Clearing Trading Permit Holder Representative (name and title): ______________
Phone: ______________ Email: ______________
Date: ______________________________

Accepted by CBSX:

By (Signature): ______________________________
Name: ______________________________
Title: ______________ Date: ______________

CFLEX TRADING SYSTEM
Attachment A-3

January 2011



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

SPONSORED USER AGREEMENT

CFLEX TRADING SYSTEM

Sponsored User may only maintain and utilize electronic access to directly enter orders through Sponsoring Trading Permit Holder on the CFLEX Trading System if Sponsored User and Sponsoring Trading Permit Holder are subject to a valid, ongoing Sponsoring Trading Permit Holder/Sponsored User relationship and are parties to an effective Sponsored User Agreement. Refer to the Sponsored User Agreement or CBOE Rules for definitions of terms used herein.

BY USING THE CFLEX TRADING SYSTEM, SPONSORED TRADING PERMIT HOLDER AND SPONSORING USER ACKNOWLEDGE AND AGREE TO THE FOLLOWING TERMS OF USE.

The use of the CFLEX Trading System is subject to this Schedule and to the CBOE Rules, including, without limiting the generality of the foregoing, Rules that limit the liability of CBOE with respect to the use of facilities of CBOE. If Sponsored User is not a CBOE Trading Permit Holder, by using the CFLEX Trading System Sponsored User agrees to be bound by and comply with the CBOE Rules as if Sponsored User were a CBOE trading permit holder with respect to Sponsored User's use of the CFLEX Trading System.

The CFLEX Trading System utilizes server software (residing on CBOE's servers) and client software (installed on Sponsoring Trading Permit Holder or Sponsored User workstation(s)) that CBOE has licensed from Cinnober Financial Technology AB ("Cinnober"). CBOE grants Sponsoring Trading Permit Holder and Sponsored User a limited, non-exclusive, non-transferable sublicense to use the Cinnober client software for the purpose of accessing the CFLEX Trading System and for no other purpose. Sponsoring Trading Permit Holder and Sponsored User (i) shall not provide their CFLEX Trading System log-on(s) to any other person; (ii) may not remove or alter any copyright, trademark or other proprietary notice that is associated with any copy of the client software that is made available; or (iii) shall not copy, translate, adapt, vary, modify, disassemble, decompile or reverse engineer any of the Cinnober client software or any Cinnober server software to which access may be obtained by means of the client software, or attempt to perform any of these actions. CBOE reserves the right, subject to the CBOE Rules and applicable law and rules of the Securities and Exchange Commission, to terminate this license and Sponsoring Trading Permit Holder's and Sponsored User's access to the CFLEX Trading System at any time without advance notice. CBOE® and FLEX® are registered trademarks and CFLEX℠ is a service mark of CBOE.

ATTACHMENT B
Sponsored User's List of Authorized Traders

Sponsored User – List of Authorized Traders

Rule 6.20A(b)(1)(ii)(D) provides that a Sponsored User agree that it will maintain, keep current and provide to the Sponsoring Trading Permit Holder a list of Authorized Traders. Rule 6.20A(b)(2) also provides in relevant part that a Sponsoring Trading Permit Holder must maintain an up-to-date list of the Sponsored User's Authorized Traders and must provide that list to the Exchange upon request.

Provide the names of the Sponsored User's initial Authorized Traders in the area below (a typed attachment with the same information will also suffice). Updates to this form must be provided to the Exchange whenever the Sponsored User adds or removes an Authorized Trader. The Exchange also recommends that the Sponsored Users have unique Authorized Trader IDs associated with each order submitted to the Exchange. Sponsored Users should provide this Authorized Trader ID information using Tag 116 (OnBehalfOfSubId) in the FIX order message, or the UserAssignedID field for orders submitted using CMi. CMi users must place "116=" in front of the Authorized Trader ID.[1]

Sponsored User Name: ______________________________

Sponsoring Trading Permit Holder Name: ______________________________

AUTHORIZED TRADER

Name: ______________________________

Business Address: ______________________________

Phone: ____________________ Fax: ____________________

Email: ______________________________

Authorized Trader's unique ID: ____________________

AUTHORIZED TRADER

Name: ______________________________

Business Address: ______________________________

Phone: ____________________ Fax: ____________________

Email: ______________________________

Authorized Trader's unique ID: ____________________

[1] If the Sponsored User is not utilizing a unique identifier for each Authorized Trader, the Exchange recommends that the Sponsored User should begin populating Tag 116 (OnBehalfOfSubId) in the FIX data with unique identifiers. CMI users should populate the UserAssignedID field in the following manner: 116=[insert unique identifier]. The Exchange recommends that unique identifiers for each Authorized Trader be used at all times. If the Sponsored User has questions concerning the format of order messages, it may contact the Exchange's API Group.

AUTHORIZED TRADER			
Name:	______		
Business Address:	______		
Phone:	______	Fax:	______
Email:	______		
Authorized Trader's unique ID:	______		

AUTHORIZED TRADER			
Name:	______		
Business Address:	______		
Phone:	______	Fax:	______
Email:	______		
Authorized Trader's unique ID:	______		

☐ Additional Authorized Traders are submitted in a separate document attached hereto.

Signature of Sponsoring Trading Permit Holder Representative: ______

Date: ______

ATTACHMENT C

Rule 6.20A, Sponsored Users

Rule 6.20A. Sponsored Users

(a) General. This Rule governs electronic access for the entry and execution of orders by Sponsored Users with authorized access to the facilities and products specified below (referred to herein as the "Exchange System(s)") and the applicable requirements that Sponsored Users and Sponsoring Trading Permit Holders are required to satisfy in order to engage in a Sponsoring Trading Permit Holder/Sponsored User relationship. For purposes of this Rule, a "Sponsored User" is a person or entity that has entered into a sponsorship arrangement with a Sponsoring Trading Permit Holder for purposes of receiving electronic access to the Exchange System(s).

(b) Sponsored User. A Sponsored User may obtain and maintain authorized electronic access to the Exchange System(s), only if such access is authorized in advance by one or more Sponsoring Trading Permit Holders as follows:

(1) A Sponsored User must enter into a sponsorship arrangement with a "Sponsoring Trading Permit Holder," which is defined as a TPH organization that agrees to sponsor the Sponsored User's access to the Exchange System(s). The sponsorship arrangement consists of three separate components:

(i) The Sponsored User must enter into and maintain a customer agreement(s) with its Sponsoring Trading Permit Holder(s), establishing a proper relationship(s) and account(s) through which the Sponsored User will be permitted to trade on the Exchange System(s).

(ii) For a Sponsored User to obtain and maintain authorized access to the Exchange System(s), the Sponsored User and its Sponsoring Trading Permit Holder must enter into a written agreement that incorporates the following sponsorship provisions:

(A) The Sponsored User and its Sponsoring Trading Permit Holder must have entered into and maintained a Sponsored User Agreement with the Exchange.

(B) The Sponsoring Trading Permit Holder acknowledges and agrees that:

(I) all orders entered by its Sponsored User, any person acting on behalf of such Sponsored User (*e.g.*, employees or agents of the Sponsored User), or any person acting in the name of such Sponsored User (*e.g.*, customers of the Sponsored User) and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Trading Permit Holder; and

(II) the Sponsoring Trading Permit Holder is responsible for any and all actions taken by such Sponsored User and any person acting on behalf of or in the name of such Sponsored User.

(C) The Sponsoring Trading Permit Holder agrees that it will be bound by and comply with the Exchange's Certificate of Incorporation, Bylaws, Rules and procedures, as well as any other equivalent documents pertaining to the Exchange System(s) (the "Exchange Rules"), and the Sponsored User agrees that it will be bound by and comply with the Exchange Rules as if the Sponsored User were a Trading Permit Holder.

(D) The Sponsored User agrees that it will maintain, keep current and provide to the Sponsoring Trading Permit Holder a list of persons who have been granted access to the Exchange System(s) on behalf of the Sponsored User ("Authorized Traders").

(E) The Sponsored User agrees that it will familiarize its Authorized Traders with all of the Sponsored User's obligations under this Rule and will assure that they receive appropriate training prior to any use of or access to the Exchange System(s).

(F) The Sponsored User agrees that it will not permit anyone other than Authorized Traders to use or obtain access to the Exchange System(s).

(G) The Sponsored User agrees that it will take reasonable security precautions to prevent unauthorized use of or access to the Exchange System(s), including unauthorized entry of information into the Exchange System(s), or the information and data made available by the Exchange. The Sponsored User understands and agrees that it is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of the Sponsored User and any person acting on behalf of or in the name of such Sponsored User, and for the trading and other consequences thereof.

(H) The Sponsored User acknowledges its responsibility for establishing adequate procedures and controls that permit it to effectively monitor use of and access to the Exchange System(s) by any person acting on behalf of or in the name of The Sponsored User for compliance with the terms of these sponsorship provisions.

(I) The Sponsored User agrees that it will pay when due all amounts, if any, payable to the Sponsoring Trading Permit Holder, the Exchange or any other third parties that arise from the Sponsored User's use of or access to the Exchange System(s). Such amounts include, but are not limited to, applicable Exchange and regulatory fees.

(iii) The Sponsored User and Sponsoring Trading Permit Holder must provide the Exchange with a Sponsored User Agreement acknowledging and agreeing to the requirements of this Rule, including an acknowledgement by the Sponsoring Trading Permit Holder of its responsibility for the orders, executions and actions of its Sponsored User. To the extent the Sponsoring Trading Permit Holder is not a clearing firm, the Sponsoring Trading Permit Holder's clearing firm, which must be a TPH organization, must provide the Exchange with a Letter of Authorization, which specifically accepts responsibility for the clearance of the Sponsored User's transactions. Upon approval by the Clearing Corporation, if applicable, and filing with the Exchange, an existing Letter of Authorization may be amended to include the Sponsoring Trading Permit Holder/Sponsored User relationship. Sponsored User Agreements and Letters of Authorization filed with the Exchange will remain in effect until a written notice of revocation has been filed with the TPH Department. If such a written notice of revocation has not been filed with the TPH Department at least one hour prior to the opening of trading on the particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall in no way relieve the Sponsoring Trading Permit Holder or, if applicable, the Sponsoring Trading Permit Holder's clearing firm of responsibility for transactions guaranteed prior to the effective date of the revocation.

(2) Each Sponsoring Trading Permit Holder must maintain an up-to-date list of persons who may obtain access to the Exchange System(s) on behalf of its Sponsored Users (*i.e.*, Authorized Traders) and must provide that list to the Exchange upon request. In addition, each Sponsoring Trading Permit Holder must have reasonable procedures to ensure that Sponsored User and all of its Sponsored Users' Authorized Traders: (i) maintain the physical security of the Exchange and the System, which includes, but is not limited to, the equipment for accessing the facilities of the Exchange and the Exchanges System(s), to prevent the unauthorized use or access to the Exchange or the Exchange System(s), including the unauthorized entry of information into the Exchange or the Exchange System(s), or the information and data made available therein; and (ii) otherwise comply with the Exchange Rules. If the Exchange determines that a Sponsored User or an Authorized Trader has caused a Sponsoring Trading Permit Holder to violate the Exchange Rules, the Exchange may direct the Sponsoring Trading Permit Holder to suspend or withdraw the Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, the Sponsoring Trading Permit Holder must suspend or withdraw such status.

Adopted November 15, 2007 (06-99); amended April 10, 2008 (08-37); June 27, 2008 (08-54); June 18, 2010 (10-058).

. . . Interpretations and Policies:

.01 Sponsored Users shall be permitted for the following Exchange Systems: the FLEX Hybrid Trading System ("FLEX"), CBSX and CBOE. For FLEX and CBSX, the number of Sponsored Users shall be unlimited. Except for FLEX and CBSX, the number of Sponsored Users having electronic access to CBOE shall be limited to a total of 15 persons/entities ("Sponsored User Slots"). Sponsored User applications for the CBOE Sponsored User Slots shall be submitted to the Exchange's TPH Department in a manner acceptable to the Exchange and will be processed in the order they are received on a time-stamped basis. For applications received via facsimile or email the time-stamp shall be the time the email/facsimile is received by the TPH Department. If there are more Sponsored User applications than Sponsored User Slots, the Exchange will maintain a waitlist and use a First In, First Out ("FIFO") method for filling the 15 Sponsored User Slots. In the event a Sponsored User application is determined by the TPH Department to be incomplete, the application will not be considered to have been submitted under the FIFO method until a completed application is submitted.

Adopted June 27, 2008 (08-54); June 18, 2010 (10-058).



Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

CFLEX Login Request Form

______________________________ Trading Permit Holder (TPH) Name

__________ Number of Logins

All requests for additional logins must be sent to the Registration Services Department at the address noted above, by email to registration@cboe.com, or by fax to 312-786-8140.

Contact Name: ______________________________

Contact Title: ______________________________

Contact Phone: ______________________________

Contact Email: ______________________________

Software Provider: ______________________________

Login ID/s: ______________ OCC #: __________

☐ CMi ☐ FIX ☐ Web Access ☐ MM ☐ BD

Contact Name: ______________________________

Contact Title: ______________________________

Contact Phone: ______________________________

Contact Email: ______________________________

Software Provider: ______________________________

Login ID/s: ______________ OCC #: __________

☐ CMi ☐ FIX ☐ Web Access ☐ MM ☐ BD

Signature of TPH Authorized Representative: ______________________________

Authorized Representative's Name: ______________________________

Authorized Representative's Title: ______________________ Date: __________

March 2012



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
(312) 786-7449 – Phone
(312) 786-8140 – Fax
www.cboe.org

CFLEX Web Access Request Form
(For Use by CBOE TPHs Only)

Trading Permit Holder (TPH) Name:	
First and Last Name of Associated Person of TPH Requiring Access:	
IP Address: (Please contact your network admin group to determine the external public internet IP that the TPH sends all Internet browsing traffic through. This is not the IP address of your PC. Note that this application is only available via the Internet.)	
Authorized Signatory of TPH (Name):	
Authorized Signatory Title:	
Authorized Signatory Phone:	
Authorized Signatory E-Mail Address:	
Authorized Signatory Signature:	
TPH's Operation Support:	Name:
	Phone:
	E-Mail:

All requests for logins must be sent to the Registration Services Department at the address noted above, by email to registration@cboe.com, or by fax to 312-786-8140.

Notes: (1) This form is to be used only for TPHs and their associated persons. If a TPH is seeking web access on behalf of a Sponsored User in accordance with CBOE Rule 6.20A, please contact the Registration Services Department. (2) It is the responsibility of the authorized signatory of the TPH to contact CBOE's Registration Services Department to disable access for any TPH accounts that should no longer have access. (3) Use of the CFLEX Web system is subject to CBOE Rules as well as the Terms and Conditions of the CBOE Web site located at: http://www.cboe.com/Common/TermsConditions.aspx.

For questions about this login request form, please contact the Registration Services Department. For questions about API setup, please contact CBOE's API Department at (312)786-7300.

March 2012


EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

NOMINEE / TPH ORGANIZATION ACRONYM / LOGIN ACTIVATION / TERMINATION

ACTIVATION

As of ________________, please make ________________________________ , ______________
Date Nominee (if applicable) Acronym/Login

effective for ____
TPH Organization Name

on a ☐ Market Maker Permit ☐ Floor Broker Permit ☐ Electronic Access Permit

or ☐ Not tied to a Trading Permit ☐ **TPH Organization listed above will become effective**

TERMINATION

As of ________________, please terminate ________________________________ , ______________
Date Nominee (if applicable) Acronym/Login

for ____
TPH Organization Name

☐ **TPH Organization listed above will terminate**

RESPONSIBLE PERSON (if applicable)

________________________________ ______________
Responsible Person Name Acronym/Login

JOINT ACCOUNT (if applicable)

☐ Add to joint account(s): ________/________/________/________/________

☐ Terminate from joint account(s): ________/________/________/________/________

________________________________ ______________
Name of Authorized Signatory of TPH Organization Title

________________________________ ______________
Signature of Authorized Signatory Date

==

REGISTRATION SERVICES DEPARTMENT USE ONLY

______________ ________________________________
Trading Permit # Registration Services Department Signature & Date

May 2013


CBOE

EXECUTE SUCCESS℠

C1 TRADING PERMIT & BANDWIDTH PACKET ADDITIONS/REMOVALS

TRADING PERMIT HOLDER NAME: [ ]

CONTACT NAME: [ ]

CONTACT NUMBER: [ ]

EFFECTIVE DATE: [ ]

	ADDING	REMOVING
MARKET-MAKER TRADING PERMITS:		
*SPX TIER APPOINTMENT**		
*SPXpm CLASS APPOINTMENT**		
FLOOR BROKER TRADING PERMITS:		
ELECTRONIC ACCESS PERMITS:		
QUOTING & ORDER ENTRY BANDWIDTH PACKETS:		
ORDER ENTRY BANDWIDTH PACKETS:		

Please fill out the above information, indicating the action to be taken for the number of trading permits and/or bandwidth packets listed. E-mail the completed form as an attachment to tradingpermits@cboe.com. CBOE Exchange personnel will contact you regarding your request.

Trading permits and bandwidth packets will auto renew for the following month unless the Trading Permit Holder requests to have them removed. Requests to **remove trading permits** must be made by the **25th of the month** (or the preceding day if the 25th is not a business day). Requests to **remove bandwidth packets** must be made by the **last day of the month** to be effective for the following month.

**Please note that if you are adding or removing an SPX Tier Appointment or SPXpm Class Appointment you must also log onto MPPI for the change to become effective.*

REGISTRATION SERVICES DEPARTMENT USE ONLY

Trading Permit Number/s

Registration Services Department Signature & Date

February 2013



EXECUTE SUCCESS℠

Trading Permit Holder
Electronic Stock-Option Execution Registration Form

The following steps are required of Trading Permit Holders (TPHs) routing complex orders/quotes/responses with a stock component, cross product spread (CPS), for electronic processing via the Complex Order Book or Complex Order Auction, including TPHs routing responses to Complex Order Auctions with a stock component.

1. Complete this Electronic Stock-Option Execution Registration Form and return it to the CBOE Registration Services Department (RSD) at registration@cboe.com or fax to 312-786-8140.
2. Complete certification testing with the CBOE API group.
3. Complete a brokerage agreement with an Exchange-designated stock routing broker-dealer(s).

Trading Permit Holder Name: ______________________________

Login ID/s used for CPS orders (if applicable) ______________ **OCC Number:** ________

FBW Correspondent ID/s: ______________ **PULSe Correspondent ID/s:** ______________

Stock MPIDs that TPH will utilize for stock component of complex orders/quotes/responses*:

TPH's Stock MPIDs: ❑ Add ❑ Delete

MPID	DTCC Clearing Number	MPID	DTCC Clearing Number
______	________	______	________
______	________	______	________

TPH's Stock MPID "Give-Ups": ❑ Add ❑ Delete

MPID	DTCC Clearing Number	MPID	DTCC Clearing Number
______	________	______	________
______	________	______	________
______	________	______	________
______	________	______	________

Attach additional form(s) if required.

TPH Representative Signature: ______________________________

TPH Representative Name: ______________________________

TPH Representative Title: ______________________ Date: ____________

Phone Number: ______________ E-mail Address: ______________________

**The TPH must submit an updated form to RSD before routing orders/quotes/responses containing MPIDs not listed on this form and to reflect any other changes to the list of MPIDs noted above.*

FOR INTERNAL USE ONLY:

Date API certification completed: ______________

Confirmation TPH brokerage agreement with stock routing BD(s) completed: ______________

October 2012

Form 1, 2013 Amendment
Chicago Board Options Exchange, Incorporated
June 25, 2013

EXHIBIT I

For the latest fiscal year of the applicant, audited consolidated financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Enclosed is a copy of CBOE Holdings, Inc.'s 2012 Annual Report and Form 10-K filed with the SEC on February 28, 2013, which includes audited consolidated financial statements for CBOE Holdings, Inc. and Subsidiaries for the fiscal year ended December 31, 2012. There are no separate audited consolidated financial statements for Chicago Board Options Exchange, Incorporated, which is a wholly-owned subsidiary of CBOE Holdings, Inc.

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd-lot dealer, etc.).**

CBOE certifies that the information required in this Exhibit J is kept up to date and is available to the Commission and the public upon request.

EXHIBIT K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions of this Form.**

Response:

1. CBOE Holdings, Inc.
2. Delaware Corporation
3. June 18, 2010
4. 100%
5. CBOE Holdings, Inc. has control as that term is defined in the instructions of this form.

Form 1, 2013 Amendment
Chicago Board Options Exchange, Incorporated
June 25, 2013

EXHIBIT M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Full legal name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities for functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

CBOE certifies that the information required in this Exhibit M is kept up to date and is available to the Commission and the public upon request.

Form 1, 2013 Amendment
Chicago Board Options Exchange, Incorporated
June 25, 2013

EXHIBIT N

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

CBOE certifies that the information required in this Exhibit N is kept up to date and is available to the Commission and the public upon request.